HellerEhrman

05006045

January 31, 2005

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Chairman, Hong Kong Practice
SLuk@hewm.com
Direct 852.2292.2222
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate
Finance
Securities and Exchange Commission
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-4358

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's note to shareholders and revised proxy form, dated January 21, 2005; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

2. The Company's announcement in pursuance of rules 13.13 and 13.15 of the listing rules, dated January 19, 2005; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

dlw 3/2

3. The Company's announcement regarding appointment of company secretary; replacement of chairman of the company; termination of existing service agreements with directors and changes in board composition, recent developments including the convening of special general meeting and resumption of trading, dated January 14, 2005; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

4. The Company's circular regarding the second letter from the requisitionists, dated January 14, 2005;

5. The Company's circular regarding letter from the requisitionists and notice of special general meeting, dated January 11, 2005;

6. The Company's Interim Report 2004, dated December 23, 2004;

7. The Company's announcement of interim results for the six months ended September 30, 2004, dated December 23, 2005; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

8. The Company's announcement regarding cancellation of the special general meeting to be held on December 24, 2004, dated December 21, 2004; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

9. The Company's notice of the special general meeting, dated December 6, 2004; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

10. The Company's form of proxy for special general meeting;

11. The Company's circular regarding fixing the maximum number of directors of the company appointment of independent non-executive directors and notice of special general meeting; dated December 6, 2004;

12. The Company's announcement regarding appointment of non-executive directors and independent non-executive director, dated October 26, 2004; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

13. The Company's announcement regarding resignation of company secretary, dated October 7, 2004; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

14. The Company's announcement in pursuance of rules 3.11 and 3.23 of the listing rules, dated September 28, 2004; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

15. The Company's announcement regarding voting results of the annual general meeting, dated September 24, 2004; published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

16. The Company's announcement regarding notice of annual general meeting, dated August 24, 2004, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

17. The Company's circular regarding proposed re-election of directors; proposed grant of general mandates to issue and repurchase shares; proposed amendments to the buy-laws and notice of annual general meeting, dated August 24, 2004;

18. The Company's announcement regarding audited results for the year ended March 31, 2004, dated July 16, 2004, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited; and

19. The Company's annual report 2004 and the form of proxy for annual general meeting, dated July 16, 2004.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

cc: Magician Industries (Holdings) Limited

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)
(Stock Code: 00526)
(股份代號：00526)

To the shareholders

Dear Sir/Madam,

Revised Proxy Form

We would like to inform you that Magician Industries (Holdings) Limited has prepared and enclosed a revised proxy form to include the information of the six additional director candidates proposed by Ms. Chan Ying Gi, Dorice in her second letter dated 14 January 2005, and the revised proxy form shall supersede the previous one sent to you a few days ago.

On behalf of the Board
Kwong Alvin Lin-pik
Company Secretary

Hong Kong, 21st January, 2005

敬啟者：

經修訂之代表委任表格

通達工業（集團）有限公司欲通知閣下，現附上一份經修訂之代表委任表格，其內容已包括由陳櫻之女士於二零零五年一月十四日所發出之第二封信函上，建議增加多六名候選人，以委任為非執行董事。請以此份經修訂之代表委任表格取代於數日前寄發給閣下之代表委任表格。

此致

列位股東 台照

承董事會命
公司秘書
鄺連璧

香港，二零零五年一月二十一日

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 00526)

Form of proxy for Special General Meeting (or any adjournment thereof)

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________

shares of HK$0.10 each in the capital of Magician Industries (Holdings) Limited (the "Company") HEREBY APPOINT[3] the Chairman of the meeting, or failing him ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the special general meeting of the Company to be held at be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m. (or any adjournment thereof) in respect of the resolution(s) (with or without amendment) set out in the notice convening the special general meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

		ORDINARY RESOLUTION	FOR[4]	AGAINST[4]
(a)	(i)	the maximum number of directors of the Company be and is hereby set at a number equals two times the maximum number of directors previously set by the Company, plus one; or		
	(ii)	if it has previously been decided in the bye-laws of the Company or otherwise that there shall be no maximum number of directors of the Company or if no such maximum number of directors of the Company has been previously set, the maximum number of directors of the Company be and is hereby set at a number equals to two times the number of directors of the Company in office immediate before the consideration of this resolution, plus one.		
(b)		Mr. Lee Kwan Hung, Eddie be appointed as an independent non-executive director of the Company with immediate effect.		
(c)		Mr. U Keng Tin be appointed as an independent non-executive director of the Company with immediate effect.		
(d)		Mr. Edwin Chi Kit Lau be appointed as a non-executive director of the Company with immediate effect.		
(e)		Mr. Yau Sui Ki, Christie be appointed as a non-executive director of the Company with immediate effect.		
(f)		Mr. Leung Ka Cheuk be appointed as a non-executive director of the Company with immediate effect.		
(g)		Mr. Hui Yat On, Kelvin be appointed as a non-executive director of the Company with immediate effect.		
(h)		Ms. Ho Cheuk Lai, Fannie be appointed as a non-executive director of the Company with immediate effect.		
(i)		Mr. Lee Lok Man be appointed as a non-executive director of the Company with immediate effect.		

Signature(s)[5]: ______________________ Date: ______________________

Notes:

1. Full name(s) and the address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, the form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, delete the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION TICK THE BOX MARKED "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer or attorney or other person duly authorized.
6. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the head office and principal office of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the said meeting or adjourned meeting.
7. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. A member entitled to attend and vote at the above meeting is entitled to appoint more than one proxy to attend and vote in his stead. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and delivery of this form of proxy will not preclude you from attending and voting at the meeting if you so wish.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
(股份代號：00526)

股東特別大會(或其任何續會)之代表委任表格

本人／吾等(註1) ______________________________

地址為 ______________________________

為Magician Industries (Holdings) Limited(通達工業(集團)有限公司)(「公司」)股本中每股面值0.10港元之股份 ______________________________ 股(註2)之登記持有人，

茲委任(註3)大會主席(或如其未克出席) ______________________________

地址為 ______________________________

代表本人／吾等出席公司訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行之上述會議(或其任何續會)，並按如下指示(如無指示，則以本人／吾等之代表認為適當者)就召開上述大會通告所述之決議案(作出修改與否)投票。

	普通決議案		贊成(註4)	反對(註4)
(a)	(i)	釐定公司之最高董事人數為相等於公司過往所釐定之最高董事人數之兩倍加一名；或		
	(ii)	倘公司之公司細則或其他條例過往已決定公司並無最高董事人數，或倘過往並未釐定公司之最高董事人數，釐定公司之最高董事人數為相等於公司緊接考慮本決議案前之在任董事人數之兩倍加一名。		
(b)	委任李均雄先生為公司之獨立非執行董事，即時生效。			
(c)	委任佘擎天先生為公司之獨立非執行董事，即時生效。			
(d)	委任劉智傑先生為公司之非執行董事，即時生效。			
(e)	委任丘穗騏先生為公司之非執行董事，即時生效。			
(f)	委任梁家卓先生為公司之非執行董事，即時生效。			
(g)	委任許一安先生為公司之非執行董事，即時生效。			
(h)	委任何卓勵小姐為公司之非執行董事，即時生效。			
(i)	委任李樂民先生為公司之非執行董事，即時生效。			

簽署(註5)：______________________________ 日期：______________________________

附註：

1. 請以正楷填上全名及地址。
2. 請填上委派代表所代表以 閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將被視為與全部以 閣下名義登記之本公司股本中之股份有關。
3. 如欲委派大會主席以外之人士為代表，請將「大會主席」之字樣刪去，並於適當欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**
4. **重要提示： 閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✔」號；如欲投票反對上述決議案，則請在「反對」欄內填上「✔」號。**如無填寫任何一欄，則 閣下之代表可酌情代表 閣下就有關決議案投票或棄權。 閣下之代表亦可酌情就任何於會上適當提呈而並未載於會議通告之決議案投票。
5. 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署；如為法人團體，則須加蓋公司印鑑或由公司負責人或獲正式授權之代理人或其他人士親筆簽署。
6. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本須儘快交回公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座，惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回，方為有效。
7. 倘屬任何股份之聯名登記持有人，任何一位聯名持有人可親身或委派代表就有關股份於會上投票，猶如彼為唯一有權投票者，倘超過一名聯名持有人出席任何大會，則排名首位之人士(不論親身或委派代表出席)之投票將獲接納，其他聯名持有人之投票則不會受理。
8. 凡有權出席上述大會並可於會上投票之股東，均有權委派一名或以上代表出席，並於投票表決時代其投票。委派代表毋須為本公司之股東，惟須親身出席大會以代表 閣下。
9. 在填妥及交回本代表委任表格後， 閣下依然有權出席會議並於會上投票。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 526)

ANNOUNCEMENT IN PURSUANCE OF RULES 13.13 AND 13.15 OF THE LISTING RULES

This announcement is made by the directors of the Company in compliance with the disclosure requirements under Rules 13.13 and 13.15 of the Listing Rules.

Due to inadvertent oversight, the Company failed to disclose details of the advance to an entity by the Group, comprising Trade Receivable which exceeded 8% of the Market Capitalisation of the Company.

As at 4th October 2004, accounts receivables due to Magician Industries (Holdings) Limited (the "Company") together with its subsidiaries (collectively the "Group") from Brashaw International Limited ("BI") amounted to approximately HK$45,924,000, representing more than eight per cent in terms of the relevant percentage ratios as defined in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The above-mentioned accounts receivables had been fully settled as of 19th January 2005. BI is the largest customer of the Group and not a connected person (as defined in the Listing Rules) of the Company.

The accounts receivables are unsecured and with credit terms 60 days or letter of credit. They primarily arose from and in the ordinary course of business of the Group transacted with BI during the financial period ended 31st October 2004.

As at 4th October 2004, there were 868,733,440 shares of the Company in issue. Based on the average closing price of the Company's shares of HK$0.2134 as stated in the Stock Exchange's daily quotation sheets for trading days from 24th September 2004 to 4th October 2004 (both days inclusive), being the five business days immediately preceding 4th October 2004, the total market capitalisation of the Company was HK$185,388,000 as at 4th October 2004.

Save as disclosed above, the Company does not have other disclosure obligations under Rules 13.13 and 13.15 of the Listing Rules.

Under Rule 13.13 of the Listing Rules, the Company should have disclosed the relevant accounts receivables after the Company's shares have been listed on the Stock Exchange. However, due to inadvertent oversight, the Company failed to do so. The Stock Exchange reserves the right to take appropriate action against the Company and/or its directors in respect of such failure.

By Order of the Board
Will Hoon Wee Teng
Chairman

Hong Kong, 19 January 2005

As at the date to this announcement, the Board of the Company comprises Mr. Will Hoon Wee Teng (Chairman and Non-Executive Director), Mr. Patrick Zee being an Executive Director, Mr. Kenneth Chan Chun Hing, Mr. Wong Kwong Chi, Mr. Kong Yick Ming, Mr. Ku Ling Yu, John and Miss Katrina Kok Zhi Yi, being Non-Executive Directors, Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Andrew Ma Chiu Cheung being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)
(股份代號:526)

根據上市規則第13.13條及第13.15條發表
公　布

> 本公布乃由本公司董事遵照上市規則第13.13條及第13.15條之披露規定而發表。
>
> 由於無心之失,本公司並無披露本集團給予一間實體的貸款之詳情,包括超過本公司市值8%之應收貿易賬款。

於二零零四年十月四日,通達工業(集團)有限公司(「本公司」)及其附屬公司(統稱「本集團」)應收Brashaw International Limited(「BI」)之賬款合共約45,924,000港元,較香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所界定之有關百分比比率超逾8%。於二零零五年一月十九日,上述應收賬款已全數償還。BI為本集團之最大客戶,而非本公司之關連人士(定義見上市規則)。

應收賬款為無抵押,信貸期為60日或以信用證賒賬。應收賬款主要是於截至二零零四年十月三十一日止財務期間,在本集團之日常業務過程中與BI進行交易時產生。

於二零零四年十月四日,本公司之已發行股份為868,733,440股。按照本公司股份於二零零四年九月二十四日至二零零四年十月四日(即緊接二零零四年十月四日前五個營業日)止期間(包括首尾兩日)於聯交所日報表所報之平均收市價0.2134港元計算,本公司於二零零四年十月四日之總市值為185,388,000港元。

除上文所披露者外,根據上市規則第13.13條及第13.15條,本公司並無任何其他披露事項。

根據上市規則第13.13條,本公司應於其股份在聯交所上市後披露有關應收賬款。然而,由於無心之失,本公司並無披露有關詳情。聯交所保留向本公司及/或其董事就此作出追究之權利。

承董事會命
主席
雲惟生

香港,二零零五年一月十九日

於本公布日期,本公司之董事會由雲惟生先生(主席兼非執行董事),執行董事徐可剛先生,非執行董事陳駿興先生、王幹芝先生、江益明先生、顧陵儒先生及葛芷宜小姐,以及獨立非執行董事徐聖祺先生、張新龍先生及馬照祥先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 526)

Appointment of Company Secretary
Replacement of Chairman of the Company
Termination of existing service agreements with directors
and
Changes in Board Composition,
Recent Developments including the Convening of Special General Meeting
and
Resumption of Trading

Appointment of Company Secretary, replacement of Chairman, termination of existing service agreements with directors and changes in Board composition

The Board is pleased to announce that, on 10 December 2004, the Board had resolved, amongst other things, (a) to appoint Mr. Kwong Alvin Lin-pik as the Company Secretary, (b) to appoint Mr. Will Hoon Wee Teng to replace Mr. Kong Yick Ming as the Chairman of the Company, (c) to terminate the existing service agreements between the Company and each of Mr. Kong Yick Ming and Mr. Ku Ling Yu, John and (d) to redesignate Mr. Kong Yick Ming and Mr. Ku Ling Yu, John as non-executive directors of the Company, and to appoint Mr. Patrick Zee as a director of the Company and to designate him as an executive director of the Company.

Recent developments including the Convening of Special General Meeting

Reference is made to the circular and notice both dated 6 December 2004 in relation to the 24 December SGM for the purposes of the appointment of two additional independent non-executive directors and fixing the maximum number of directors of the Company. The Company had been advised by its legal advisers that the convening of the 24 December SGM was invalid on the basis that the dispatch of the notice of the meeting was not approved by the Board. The Company issued an announcement dated 21 December 2004 to this effect and stated that the 24 December SGM would not take place. Further, on 23 December 2004, the Company obtained an injunction from the High Court of Hong Kong restricting Messrs. Kong, Ku and Chan and Ms. Katrina Kok Zhi Yi from holding or purporting to hold the 24 December SGM. Accordingly, the 24 December SGM was not convened and did not take place.

Further to the Requisition Notice, Primewell Investment Limited and Ms. Chan Ying Gi, Dorice published the Letter and Notice both dated 11 January 2005 in The Standard and Sing Tao Daily of the same date convening a special general meeting of the Company for the purposes of the appointment of two additional independent non-executive directors and the fixing of a maximum number of directors of the Company. The meeting convened by these shareholders of the Company is to be held on 1 February 2005 at 9:00 a.m. at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

In addition, on 12 January 2005, Ms. Chan Ying Gi, Dorice served a notice pursuant to Bye-law 88 of the Company's Bye-laws, of her intention to propose at the special general meeting to be held on 1 February 2005 a further six persons to be appointed as non-executive directors of the Company. On 14 January 2005, Ms. Chan Ying Gi, Dorice, on behalf of Primewell Investment Limited and on her own behalf, has published the Second Letter dated the same date in The Standard and Sing Tao Daily setting out the biographical details of the six persons proposed to be appointed as non-executive directors of the Company. The biographical details of the persons proposed to be appointed as directors of the Company at the special general meeting to be held on 1 February 2005 are set out at the end of this announcement.

Resumption of trading

At the request of the Company, trading in the securities of the Company has been suspended since 2:30 p.m. on 10 December 2004 pending the publication of this announcement and application has been made for the trading of the securities of the Company to be resumed with effect from 9:30 a.m. on 17 January 2005.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") is pleased to announce that the Board had duly passed various resolutions at the Board meeting on 10 December 2004 including the following:

1. **Appointment of Company Secretary**
Mr. Kwong Alvin Lin-pik ("Mr. Kwong") has been appointed as the Company Secretary with effect from 14 January 2005. The previous Company Secretary, Mr. Ng Fun Hung, resigned on 30 September 2004 with immediate effect, and since then and up to (but excluding) the date of the effective appointment of Mr. Kwong as Company Secretary, the position of Company Secretary has been vacant. During the intervening period, the Company was in search of a suitable candidate to take up the position of Company Secretary.

Mr. Kwong is a professional accountant and a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwong was also the Company Secretary of the Company from 28 June 2000 to 19 November 2003 and has been the chief financial officer of the Company since 7 December 2004.

2. **Replacement of Chairman of the Company**
Mr. Will Hoon Wee Teng ("Mr. Hoon") has been appointed as the Chairman of the Company to replace Mr. Kong Yick Ming ("Mr. Kong") with effect from 10 December 2004. Mr. Hoon has been a non-executive director of the Company since 18 October 2004. As disclosed in the Company's announcement dated 26 October 2004, Mr. Hoon is also an Executive Vice President and a director of Transpac Capital Pte Ltd. The change in the chairmanship of the Company resulted from disagreements in relation to Mr. Kong's management of the Group (being the Company and its subsidiaries) and chairmanship of the Company.

The Company has not received information from the substantial shareholders regarding any shareholding change. The change of the Chairman of the Company was not caused by any shareholding change.

The Group was founded in the early 1970's by Mr. Kong Chi Ching, the father of Mr. Kong. Following the appointment of Mr. Hoon as the Chairman of the Company and the appointment of Mr. Patrick Zee ("Mr. Zee"), the General Manager of the Company since 29 September 2004, as an executive director, the management powers and functions of the Board will be overseen by Mr. Hoon and implemented by Mr. Zee in accordance with the directions of the Board from time to time. Following the replacement of the Chairman of the Company, the Board sought to improve the overall management of the Group and one of the measures to achieve this is the Company's recent recruitment of a team of professional senior managers including some of the former senior managers of the Group who are familiar with the operations and management of the Group. The team of professional senior managers will be involved in the day to day operations of the Group. The Board is of the view that the above changes in the personnel of the Group at the board level and the operational level will enable the Group to be managed and operated in a more professional and systematic manner. The Board is also of the view that the appointment of Mr. Hoon as Chairman and Mr. Zee as the General Manager and executive director is consistent with the recommended practice of the segregation of the duties and positions of chairman and chief executive officer (or equivalent position) for a company and, hence, the Board considered the appointments to be in the interests of the Company.
The existing Board will seek to strengthen and improve the management of the existing business of the Group.

3. **Termination of existing service agreements with directors**
The existing service agreement between the Company and Mr. Kong in relation to his position as chief executive officer and executive director of the Company has been terminated with immediate effect from 10 December 2004 in accordance with the terms of the service agreement. As a result, Mr. Kong was also redesignated by the Board as a non-executive director with effect from 10 December 2004. The Board had terminated Mr. Kong's service agreement due to disagreements in relation to his management of the Group.

The existing service agreement between the Company and Mr. Ku Ling Yu, John ("Mr. Ku"), previously an executive director, has been terminated with effect from 10 December 2004 by payment, in lieu of notice, of approximately HK$780,000, HK$600,000 of which being the equivalent of six months remuneration and the balance being other sums relating to his remuneration payable in accordance with the terms of the service agreement. As a result, Mr. John Ku was also redesignated by the Board from being an executive director to a non-executive director with effect from 10 December 2004. The Board had terminated Mr. Ku's service agreement as it considered that Mr. Ku had not devoted sufficient management time to the affairs of the Group.

4. **Changes in Board Composition**
The position of each of Mr. Kong and Mr. Ku has been redesignated as non-executive director of the Company with effect from 10 December 2004. It was resolved at the Board meeting on 10 December 2004 that Mr. Kenneth Chan Chun Hing ("Mr. Chan") (subject to his consent to act) be proposed to be redesignated as executive director of the Company with effect from 10 December 2004. However, at the Board meeting on 23 December 2004, Mr. Chan had declined to accept the proposed redesignation and remains as a non-executive director

of the Company. As a result, the executive directorships of Mr. Kong and Mr. Ku were replaced by the appointment of Mr. Zee.

Mr. Zee was nominated by Mr. Hoon and it was resolved at the Board meeting on 10 December 2004 that Mr. Zee be appointed as a director of the Company and has been designated as an executive director of the Company with effect from 14 January 2005. In addition, it was resolved at the Board meeting on 10 December 2004 that Mr. Zee be appointed as a director of the following subsidiaries of the Company: Magician Industrial Company Limited, Grandmate Industrial Company Limited, Falton Investment Limited, Diyon Development Limited, More Concept Limited, Nicole (China) Company Limited, Magician (China) Company Limited, South Easy Limited, Treasure Trend Development Limited, Magician Investment (BVI) Limited and Hopeward Holdings Limited.

Mr. Zee, aged 32, is an investment manager of Transpac Capital Limited, the investment manager of funds for which Transpac Nominees Pte Limited acts as custodian and the parent of Transpac Nominees Pte Limited, which in turn is a substantial shareholder of the Company (for the purposes of the Listing Rules). It is principally engaged in private equity investment in the Greater China area and South East Asia. Mr. Zee has extensive experience in investment banking and direct investment industries. He is a Chartered Financial Analyst, a member of the Association for Investment Management and Research, a member of the Hong Kong Society of Financial Analysts, and a member of the Hong Kong Securities Institute. Mr. Zee obtained his Bachelor of Arts degree in Economics/International Area Studies from the University of California, Los Angeles. He holds directorship in a number of private companies. Mr. Zee does not have interests in any shares in the Company or any of its associated companies within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"). Save for Mr. Zee's position as investment manager with Transpac Capital Limited and the relationship between Transpac Capital Limited and Transpac Nominees Pte Limited as described in the above, each of Mr. Zee and Transpac Capital Limited does not have any relationship, whether as investment manager or otherwise, with any other directors, senior management, substantial shareholders or the controlling shareholder of the Company. Mr. Zee has been General Manager of the Company since 29 September 2004 for which he receives remuneration of HK$20,000 per month plus expenses reasonably incurred on the basis of the interim arrangement pending the entering into of the service agreement. This contract is for a rolling period of six months, terminable on one week's notice. The terms of Mr. Zee's service agreement as executive director have not been determined, but an announcement will be made in due course with the relevant details in accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Ltd. Mr. Zee has not served as a director of a listed company before.

Recent developments

The Board refers to the circular and the notice both dated 6 December 2004 in relation to the special general meeting (the "24 December SGM") for the purposes of the appointment of two additional independent non-executive directors and fixing the maximum number of directors of the Company to be held on 24 December 2004. As explained in the circular dated 6 December 2004, the 24 December SGM was convened pursuant to the Requisition Notice (as defined in the circular) by two shareholders of the Company, Primewell Investment Limited and Ms. Chan Ying Gi, Dorice (for further details on the shareholders, see Note 3 below). On 16 December 2004, the Company received a notice of the same date from Ms. Chan Ying Gi, Dorice, proposing to nominate six (6) persons to be appointed as additional non-executive directors of the Company at the 24 December SGM. A supplementary circular dated 17 December 2004 setting out the details of the persons nominated to be appointed as additional non-executive directors of the Company was issued and dispatched to the shareholders of the Company by, and under the name of, Mr. Kong without the proper authorisation from the Board and in doing so, Mr. Kong was, and had caused the Company to be, in breach of Listing Rules 13.73 and 13.74 regarding the required notice period for the issue of the supplementary circular dated 17 December 2004 and the full biographical details of the proposed directors to be disclosed in the supplementary circular.

The 24 December SGM

The Company had been advised by its legal advisers that the convening of the 24 December SGM was invalid on the basis that the dispatch of the notice of the meeting was not approved by the Board. The Company issued an announcement dated 21 December 2004 to this effect and stating that the 24 December SGM would not take place. Further, on 23 December 2004, the Company obtained an injunction from the High Court of Hong Kong restricting Messrs. Kong, Ku and Chan and Ms. Katrina Kok Zhi Yi (a non-executive director of the Company and the daughter of Ms. Chan Ying Gi, Dorice) from holding or purporting to hold the 24 December SGM. The injunction was granted upon the Company giving an undertaking to the High Court of Hong Kong that the Company shall, amongst other things, not permit or procure any alteration in the composition of the Board until (i) the hearing of the Summons regarding the application by the Company for a court order that, amongst other things, Messrs. Kong and Ku, shall not hold themselves out as executive directors of the Company, (ii) further order, or (iii) otherwise resolved at any general meeting of the Company (whichever is earlier). Accordingly, the 24 December SGM was not convened and did not take place.

Convening of a special general meeting

Further to the Requisition Notice (as referred to in the above), Primewell Investment Limited and Ms. Chan Ying Gi, Dorice published a letter and a notice ("Letter and Notice") both dated 11 January 2005 in The Standard and Sing Tao Daily of the same date convening a special general meeting of the Company to be held on 1 February 2005 for the purposes of the appointment of two additional independent non-executive directors and the fixing of a maximum number of directors of the Company. The meeting convened by these shareholders of the Company is to be held on 1 February 2005 at 9:00 a.m. at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

The Company has been advised by its Bermudan legal adviser that the special general meeting to be held on 1 February 2005 has been properly convened in accordance with the Bye-laws of the Company and the Companies Act 1981 of Bermuda and the Company has taken steps to distribute copies of the Letter and Notice to its shareholders.

In addition, on 12 January 2005, Ms. Chan Ying Gi, Dorice served a notice pursuant to Bye-law 88 of the Company's Bye-laws, of her intention to propose at the special general meeting to be held on 1 February 2005 a further six persons to be appointed as non-executive directors of the Company. On 14 January 2005, Ms. Chan Ying Gi, Dorice, on behalf of Primewell Investment Limited and on her own behalf, published a second letter (the "Second Letter") dated the same date in The Standard and Sing Tao Daily setting out the biographical details of the six persons proposed to be appointed as non-executive directors of the Company.

Set out at the end of this announcement are brief biographical details of the six persons proposed to be appointed as additional directors of the Company pursuant to, and as set out in, the notice served under Bye-law 88 and the Second Letter together with the biographical details of the two persons named, and as set out, in the original Requisition Notice.

At the request of the Company, trading in the securities of the Company has been suspended since 2:30 p.m. on 10 December 2004 pending the publication of this announcement and application has been made for the trading of the securities of the Company to be resumed with effect from 9:30 a.m. on 17 January 2005.

The existing shareholding structure of the Company is as below:

Name	**Number of Issued ordinary shares held**	**Percentage of total issued ordinary shares**
Concept Developments Limited *(Note 1)*	286,984,000	33.0%
Transpac Nominees Pte Limited *(Note 2)*	213,279,577	24.6%
Primewell Investment Limited *(Note 3)*	117,491,777	13.5%
Ms. Chan Ying Gi, Dorice *(Note 3)*	32,703,421	3.8%
Public (Note 5)		
Silvermark International Limited *(Note 4)*	55,657,926	6.4%
Others	162,616,739	18.7%
Total:	868,733,440	100%

Note 1: Mr. Kong is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr. Kong.

Note 2: Transpac Nominees Pte Limited is a custodian for funds managed by Transpac Capital Limited.

Note 3: Ms. Chan Ying Gi, Dorice is deemed to have a beneficial interest in 117,491,777 ordinary shares of the Company through Primewell Investment Limited, the entire issued share capital of which is beneficially owned by Ms. Chan Ying Gi, Dorice. Including her personal interest of 32,703,421 ordinary shares, she is deemed to have a total of 150,195,198 ordinary shares of the Company.

Note 4: Ms. Zhou Hui Lian is deemed to have a beneficial interest in 55,657,926 ordinary shares of the Company through Silvermark International Limited, the entire issued share capital of which is beneficially owned by Ms. Zhou Hui Lian. The Directors confirm that, to the best of the Directors' knowledge, information and belief having made reasonable enquiries, Ms. Zhou is independent of the Company and its connected persons (for the purposes of the Listing Rules).

Note 5: The Directors confirm that, to the best of the Directors' knowledge, information and belief having made reasonable enquires, no connected person of the Company (for the purposes of the Listing Rules) controls any of the shares held by Silvermark International Limited or the shares attributed to "Others" in the above. On the basis of the explanatory notes to the shareholding of the Company as set out herein, the Company confirms that a sufficient number of shares is held in the hands of the public for the purposes of complying with the relevant requirements under the Listing Rules.

Biographical details of persons proposed to be appointed as directors of the Company

As non-executive director of the Company

Mr. Edwin Chi Kit Lau, aged 60, is currently the chairman of Hooray Holdings Group of companies, a financial service group which he established in early 2001, after his retirement from The Hongkong and Shanghai Banking Corporation Limited ("HSBC") as a senior banker for 35 years.

Mr. Lau joined HSBC in 1965. He held various senior executive positions in different departments of HSBC including the Branch Network, Credit & Loans, Personal Financial Services (otherwise known as Wealth Management). He was the Assistant General Manager and Head of Personal Banking for over 10 years. His last position prior to his retirement was Assistant General Manager and Head of Strategic Implementation, Asia-Pacific Region.

He is a fellow of, and currently the Honorary Advisor to, the Hong Kong Institute of Bankers. He was the Chairman of its Executive Committee for a period of two years until end of 2000. He has served on a number of committees as a member appointed by the Government of the Hong Kong Special Administrative Region ("HKSAR"). He was the Chairman of the Business Environment Council and a member of the Advisory Council on the Environment of the Government of the HKSAR for a number of years until end of 2001. Mr. Lau was a member on the Financial Services Bureau Steering Committee on the Establishment of a Financial Institute for the period from January 1998 to June 2002 and also a member of the Immigration Department Imported Talents Scheme period from December 1999 to December 2001. He was a member of the Independent Commission Against Corruption Prevention Advisory Committee during the period from January 2000 to December 2003. In addition to being a member of the Innovation and Technology Fund (Environmental Projects) Vetting Committee, he is currently a member of the Law Reform Commission of the HKSAR (Privacy Sub-Committee) and also a member of the Environment and Conservation Fund Committee.

Mr. Lau did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Lau will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Lau shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Lau does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 14 January 2005, being the date of the Second Letter, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

Mr. Yau Sui Ki, Christie, aged 31, is an experienced project manager and building surveyor. He graduated from the City University of Hong Kong with a Bachelor Degree in Building Surveying. He has 6 years of experience in project management in Jones Lang LaSalle Ltd until July 2002 and is currently a director of Luyisi International Company Limited which engages in trading of building materials. Mr. Yau has acted as an independent non-executive director of Seapower Resources International Limited and resigned on 15 October 2004.

Save as disclosed above, Mr. Yau did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Yau will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Yau shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Yau does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 14 January 2005, being the date of the Second Letter, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

Mr. Leung Ka Cheuk, aged 29, has 4 years working experience in the marketing of electronic appliance. Mr. Leung holds a Bachelor Degree in Science from the University of Victoria, Canada.

Mr. Leung did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Leung will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Leung shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Leung does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors,

senior management, substantial shareholders or controlling shareholders of the Company. As at 14 January 2005, being the date of the Second Letter, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the *SFO*.

Mr. Hui Yat On, Kelvin, aged 45, has over twenty years working experience in corporate finance, financial control, financial services, project investment and financial consultancy fields in listed companies and private companies in Hong Kong and the PRC.

Mr. Hui holds a Master of Professional Accounting degree from The Hong Kong Polytechnic University and a Bachelor of Business Administration degree from The Chinese University of Hong Kong. He is a fellow member of The Chartered Association of Certified Accountants and The Institute of Chartered Secretaries and Administrators, an associate member of The Hong Kong Institute of Certified Accountants, Hong Kong Institute of Company Secretaries, and Taxation Institute of Hong Kong, a member of Hong Kong Securities Institute and Hong Kong Institute of Registered Financial Planners.

Mr. Hui had served several Hong Kong listed companies as executive director, company secretary and senior executive. He had also been the senior executive of an international accounting firm and the government authority. However, Mr. Hui did not hold directorship in any public listed companies in the last three years.

The term of office of Mr. Hui will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Hui shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Hui does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 14 January 2005, being the date of the Second Letter, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

Ms. Ho Cheuk Lai, Fannie, aged 44, graduated from the Hong Kong Polytechnic University in 1993 with a Bachelor of Arts Degree in Hospitality Management. She obtained a Master of Arts Degree in Human Resources Management from Macquarie University, Australia in 1997. Ms. Ho was the Chief Operations Officer of HuaDong Medicine Group Company Limited, a company listed at the Shenzhen Stock Exchange of the PRC. She is currently undertaking a research project for a Doctoral Degree in Business Administration offered by the University of South Australia.

Save as disclosed above, Ms. Ho did not hold any directorship in any public listed companies in the last three years.

The term of office of Ms. Ho will be determined by the Board and she will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Ms. Ho shall be determined by the Board from time to time with reference to he prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Ms. Ho does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 14 January 2005, being the date of the Second Letter, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

Mr. Lee Lok Man, aged 27, has over 3 years working experience in the field of watch & jewelry packaging. Mr. Lee holds a Bachelor of Science Degree from the University of Victoria, Canada. Mr. Lee did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Lee will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Lee shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Lee does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 14 January 2005, being the date of the Second Letter, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

As independent non-executive director of the Company

Mr. Lee Kwan Hung, Eddie, aged 38, graduated from the University of Hong Kong in 1988 and obtained a Postgraduate Certificate in Law in 1989. He was qualified as a solicitor in Hong Kong in 1991 and in England and Wales in 1997. He was a senior manager of The Stock Exchange of Hong Kong Limited and is a partner of Messrs Woo, Kwan, Lee & Lo. Mr. Lee is also non-executive director of Mirabell International Holdings Limited. Mr. Lee has acted as independent non-executive director of New Universe International Group Limited and Seapower Resources International Limited and resigned on 26 March 2002 and 22 September 2004 respectively. Save

as disclosed above, Mr. Lee did not hold any other directorships in any listed public companies in the last three years.

The term of office of Mr. Lee will be determined by the Board and he will be subject to retirement by rotation in accordance with the Bye-laws of the Company. The director's fee for Mr. Lee shall be determined by the Board from time to time with reference to the prevailing range of fees for independent non-executive directors of listed companies in Hong Kong. Mr. Lee does not have any interest in shares in the Company within the meaning of Part XV of the SFO nor has any relationship with any directors senior management, substantial or controlling shareholders of the Company. Mr. Lee does not hold any position with the Company and its subsidiaries

Mr. U Keng Tin, aged 54, graduated from the University of San Francisco, USA and holds a Master Degree in International Economics. He has over 20 years experience in securities and stock brokerage businesses in the South-East Asia stock markets and possesses extensive experience in managing local and overseas brokerage firms. Since the early 1980s, Mr. U acted as dealing director of ASG Brokerage Limited, Standard Capital Brokerage Limited, and PBI Securities (Hong Kong) Limited respectively, and managed their operations on a daily basis. From 2000 onwards, Mr. U provides a range of consultancy services to securities companies. Mr. U has acted as an executive director of Seapower Resources International Limited and retired on 16 July 2004. Save as disclosed above, Mr. U did not hold any other directorships in any listed public companies in the last three years.

The term of office of Mr. U will be determined by the Board and he will be subject to retirement by rotation in accordance with the Bye-laws of the Company. The director's fee for Mr. U shall be determined by the Board from time to time with reference to the prevailing range of fees for independent non-executive directors of listed companies in Hong Kong. Mr. U does not have any interest in shares in the Company within the meaning of Part XV of the SFO nor has any relationship with any directors, senior management, substantial or controlling shareholders of the Company. Mr. U does not hold any position with the Company and its subsidiaries.

Further announcement(s) will be made by the Company in accordance with the Listing Rules, in the event that the emoluments and other terms regarding the appointment of the above named persons as directors have been determined by the Board.

By Order of the Board
Magician Industries (Holdings) Limited
Will Hoon Wee Teng
Chairman

Hong Kong, 14 January 2005

As at the date of this announcement, the Board of the Company comprises Mr. Will Hoon Wee Teng (Chairman and non-executive director), Mr. Patrick Zee being an Executive Director, Mr. Kenneth Chan Chun Hing, Mr. Wong Kwong Chi, Mr. Kong Yick Ming, Mr. Ku Ling Yu, John and Miss Katrina Kok Zhi Yi being Non – Executive Directors, Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Andrew Ma Chiu Cheung being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

(股份代號：526)

委任公司秘書
更換本公司主席
終止與董事間之現有服務協議
及
更改董事會成員
最新發展(包括召開股東特別大會)
及
恢復買賣

委任公司秘書、更換主席、終止與董事間之現有服務協議及更改董事會成員

董事會欣然宣佈，於二零零四年十二月十日，董事會已議決(其中包括)：(a)委任鄺連璧先生為公司秘書；(b)委任雲惟生先生以取代江益明先生為本公司主席；(c)終止本公司與江益明先生及顧陵儒先生間各自之現有服務協議；及(d)委派江益明先生及顧陵儒先生轉為擔任本公司非執行董事，以及委任徐可剛先生為本公司董事及委派其擔任本公司執行董事。

最新發展(包括召開股東特別大會)

茲提述本公司於二零零四年十二月六日就舉行十二月二十四日股東特別大會以額外委任兩名獨立非執行董事及釐定本公司之最高董事人數而刊發之通函及通告。本公司已獲其法律顧問告知，基於寄發大會通告並無獲董事會批准，召開十二月二十四日股東特別大會乃屬無效。本公司於二零零四年十二月二十一日就此發表通告，並指出十二月二十四日股東特別大會將不會舉行。此外，於二零零四年十二月二十三日，本公司自香港高等法院取得禁制令，限制江先生、顧先生、陳先生及葛芷宜小姐舉行或擬舉行十二月二十四日股東特別大會。因此，十二月二十四日股東特別大會並無召開亦無舉行。

繼要求通知後，Primewell Investment Limited及陳櫻之女士於二零零五年一月十一日在The Standard及星島日報刊登日期均為同日之函件及通告，內容有關本公司召開股東特別大會，以額外委任兩名獨立非執行董事及釐定本公司之最高董事人數。該等本公司股東所召開之大會將於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店地庫宴會廳II舉行。

此外，於二零零五年一月十二日，陳櫻之女士根據本公司之公司細則第88條送達通知，表示彼有意於二零零五年二月一日舉行之股東特別大會上建議額外委任六名人士為本公司之非執行董事。於二零零五年一月十四日，陳櫻之女士已代表Primewell Investment Limited及其本身於The Standard及星島日報刊登日期為同日之第二份函件，載列建議委任為本公司非執行董事之六名人士之履歷。建議於二零零五年二月一日舉行之股東特別大會上委任為本公司董事之人士之履歷載於本公佈結尾。

恢復買賣

應本公司之要求，本公司證券於二零零四年十二月十日下午二時三十分起暫停買賣，以待發表本公佈。本公司已申請批准於二零零五年一月十七日上午九時三十分起恢復買賣本公司證券。

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，董事會已於二零零四年十二月十日舉行之董事會會議上正式通過多項決議案，包括：

1. **委任公司秘書**

   鄺連璧先生(「鄺先生」)已獲委任為公司秘書，自二零零五年一月十四日起生效。前公司秘書伍寬雄先生已於二零零四年九月三十日辭任，即時生效，自此及截至(但不包括)委任鄺先生為公司秘書之生效日期止，公司秘書一職一直懸空。在此其間，本公司正物色擔任公司秘書之合適人選。

   鄺先生為專業會計師及香港會計師公會資深會員。鄺先生亦曾於二零零零年六月二十八日至二零零三年十一月十九日止期間擔任本公司之公司秘書，自二零零四年十二月七日起擔任本公司之財務總裁。

2. **更換本公司主席**

   雲惟生先生(「雲先生」)已獲委任為本公司主席，以取代江益明先生(「江先生」)，自二零零四年十二月十日起生效。雲先生自二零零四年十月十八日以來一直擔任本公司之非執行董事。誠如本公司於二零零四年十月二十六日發表之公佈所披露，雲先生亦為滙亞資金管理有限公司之執行副主席兼董事。更換本公司主席是由於有關江先生管理本集團(即本公司及其附屬公司)及擔任本公司主席之意見分歧所致。

   本公司並無收到主要股東有關任何股權變動之通知。更換本公司主席並非因任何股權變動引致。

   本集團乃於一九七零年代初由江先生之父親江志政先生創辦。於雲先生獲委任為本公司主席後，及自二零零四年九月二十九日委任本公司之總經理徐可剛先生(「徐先生」)為執行董事以來，董事會之管理層權力及職能將根據董事會不時之指示，由雲先生監管並由徐先生實踐。於更換本公司主席後，董事會尋求改善本集團之整體管理，為達到此目的，其中一項措施為本公司最近聘請一班專業高級經理，包括熟悉本集團營運及管理之本集團若干前任高級經理。該班專業高級經理將參與本集團之日常營運。董事會認為，上述本集團董事會層面及營運階層之人事變動，將可讓本集團以更專業及有系統之方式管理及營運。董事會亦認為，委任雲先生為主席及委任徐先生為總經理兼執行董事符合結合公司主席及行政總裁(或相當職位)之職責及職位之建議慣例，因此，董事會認為委任符合本公司之利益。

現有董事會將尋求加強及改善本集團現有業務之管理。

3. **終止與董事間之現有服務協議**

本公司與江先生間就彼擔任本公司行政總裁兼執行董事而訂立之現有服務協議已根據服務協議之條款予以終止，自二零零四年十二月十日起即時生效。因此，江先生亦獲董事會委派轉為擔任非執行董事，自二零零四年十二月十日起生效。由於有關江先生管理本集團之意見分歧，董事會已終止與江先生間之服務協議。

本公司與前執行董事顧陵儒先生（「顧先生」）間之現有服務協議已根據服務協議之條款在支付代通知金約780,000港元（其中600,000港元相當於六個月酬金之款額，餘額為有關其酬金之其他款項）之情況下予以終止，自二零零四年十二月十日起生效。因此，顧先生亦獲董事會委派由執行董事轉為擔任非執行董事，自二零零四年十二月十日起生效。由於認為顧先生未能付出充足時間管理本集團之事務，董事會已終止與顧先生間之服務協議。

4. **更改董事會成員**

江先生及顧先生均已轉為擔任本公司之非執行董事，自二零零四年十二月十日起生效。董事會於二零零四年十二月十日舉行之會議上議決，建議陳駿興先生（「陳先生」）（有待彼同意出任）轉為擔任本公司之執行董事，自二零零四年十二月十日起生效。然而，於二零零四年十二月二十三日舉行之董事會會議上，陳先生拒絕接納所建議之轉任，故此仍為本公司之非執行董事。因此，江先生及顧先生之執行董事職位已由徐先生取代。

徐先生獲雲先生提名，董事會於二零零四年十二月十日舉行之會議上議決委任徐先生為本公司董事，並獲委派其為本公司之執行董事，自二零零五年一月十四日起生效。此外，董事會於二零零四年十二月十日舉行之會議上議決委任徐先生為本公司下列附屬公司之董事：江氏通達有限公司、金達實業有限公司、Falton Investment Limited、大潤發展有限公司、驕銘有限公司、勵高（中國）有限公司、Magician (China) Company Limited、South Easy Limited、Treasure Trend Development Limited、Magician Investment (BVI) Limited及Hopeward Holdings Limited。

徐先生，32歲，為滙亞資金管理有限公司之投資經理。該公司為Transpac Nominees Pte Limited（為本公司之主要股東（就上市規則而言））擔任託管人之基金之投資經理及Transpac Nominees Pte Limited之母公司，主要於大中華區及東南亞從事私人股本投資業務。徐先生於投資銀行及直接投資界擁有豐富經驗。彼為特許財經分析師、投資管理研究聯會會員、香港財經分析師學會會員及香港證券專業學會會員。徐先生於加州大學洛杉磯分校（UCLA）取得經濟／國際地區研究文學士學位。彼於多間私人公司擔任董事職位。根據證券及期貨條例（「證券及期貨條例」）第XV部）所界定，徐先生並無持有本公司或其任何相聯法團之任何股份之權益。除誠如上文所述徐先生於滙亞資金管理有限公司擔任投資經理及滙亞資金管理有限公司與Transpac Nominees Pte Limited之關係外，徐先生及滙亞資金管理有限公司與本公司任何其他董事、高級管理層、主要股東或控股股東並無任何關係（不論作為投資經理或其他職位）。徐先生已由二零零四年九月二十九日起擔任本公司之總經理，彼收取每月酬金20,000港元加因暫時安排（以待訂立服務協議）而合理產生之開支。此合約每屆滿六個月續期，可透過一星期通知予以終止。徐先生擔任執行董事之服務協議之條款尚未釐定，但本公司將於適當時根據香港聯合交易所有限公司證券上市規則（「上市規則」）公佈有關詳情。徐先生過往未曾擔任上市公司之董事。

最新發展

董事會茲提述本公司於二零零四年十二月六日就將於二零零四年十二月二十四日舉行股東特別大會（「十二月二十四日股東特別大會」）以額外委任兩名獨立非執行董事及釐定本公司之最高董事人數而刊發之通函及通告。誠如於二零零四年十二月六日刊發之通函所解釋，十二月二十四日股東特別大會乃根據兩名本公司股東－Primewell Investment Limited及陳櫻之女士（有關股東之進一步詳情，請參閱下文附註3）遞交之要求通知（定義見該通函）而召開。於二零零四年十二月十六日，本公司接獲陳櫻之女士日期為同日之通知，表示建議於十二月二十四日股東特別大會上提名六(6)名人士為本公司之額外非執行董事。於二零零四年十二月十七日刊發，載有有關獲提名為本公司額外非執行董事之人士之履歷之補充通函，乃由江先生在並未獲得董事會之正式授權下，以其本身之名義刊發及寄發予本公司股東，因此，江先生導致本公司違反上市規則第13.73及第13.74條，有關刊發日期為二零零四年十二月十七日之補充通函之所需通知期限，以及須於補充通函披露建議董事之履歷詳情之規定。

十二月二十四日股東特別大會

本公司已獲其法律顧問告知，基於寄發大會通告並無獲董事會批准，召開十二月二十四日股東特別大會乃屬無效。本公司於二零零四年十二月二十一日就此發表通告，並指出十二月二十四日股東特別大會將不會舉行。此外，於二零零四年十二月二十三日，本公司自香港高等法院取得禁制令，限制江先生、顧先生、陳先生及葛芷宜小姐（為本公司之非執行董事及陳櫻之女士之女兒）舉行或擬舉行十二月二十四日股東特別大會。本公司獲授禁制令，因本公司向香港高等法院承諾，本公司將（其中包括）不會允許或促使更改董事會成員，直至：(i)有關本公司申請（其中包括）江先生及顧先生不得擔任本公司執行董事之法令之傳訊令狀進行聆訊，(ii)進一步法令，或(iii)於本公司之任何股東大會上另行議決（以較早發生者為準）為止。因此，十二月二十四日股東特別大會並無召開亦無舉行。

召開股東特別大會

繼上文所指之要求通知後，Primewell Investment Limited及陳櫻之女士於二零零五年一月十一日在The Standard及星島日報刊登日期均為同日之函件及通告（「函件及通告」），內容有關本公司將於二零零五年二月一日召開股東特別大會，以額外委任兩名獨立非執行董事及釐定本公司之最高董事人數。該等本公司股東所召開之大會將於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店地庫宴會廳II舉行。

本公司已獲其百慕達法律顧問告知，將於二零零五年二月一日舉行之股東特別大會乃根據本公司之公司細則及百慕達一九八一年公司法正式召開，而本公司已採取步驟分派函件及通告之副本予其股東。

此外，於二零零五年一月十二日，陳櫻之女士根據本公司之公司細則第88條送達通知，表示彼有意於二零零五年二月一日舉行之股東特別大會上建議額外委任六名人士為本公司之非執行董事。於二零零五年一月十四日，陳櫻之女士已代表Primewell Investment Limited及其本身於The Standard及星島日報刊登日期為同日之第二份函件（「第二份函件」），載列建議委任為本公司非執行董事之六名人士之履歷。

按照根據公司細則第88條送達之通告及第二份函件所載建議委任為本公司額外董事之六名人士之履歷，以及名列並載於原要求通知之兩名人士之履歷載於本公佈結尾。

應本公司之要求，本公司證券於二零零四年十二月十日下午二時三十分起暫停買賣，以待發表本公佈。本公司已申請批准於二零零五年一月十七日上午九時三十分起恢復買賣本公司證券。

本公司之現有股權架構如下：

名稱	所持已發行普通股數目	佔全部已發行普通股之百分比
Concept Developments Limited *(附註1)*	286,984,000	33.0%
Transpac Nominees Pte Limited *(附註2)*	213,279,577	24.6%
Primewell Investment Limited *(附註3)*	117,491,777	13.5%
陳櫻之女士 *(附註3)*	32,703,421	3.8%
公眾人士 *(附註5)*		
Silvermark International Limited *(附註4)*	55,657,926	6.4%
其他	162,616,739	18.7%
合計：	868,733,440	100%

附註1：江先生透過Concept Developments Limited而被視為擁有本公司286,984,000股普通股之實益權益。Concept Developments Limited之全部已發行股本由江先生實益擁有。

附註2：Transpac Nominees Pte Limited為滙亞資金管理有限公司所管理之基金之託管人。

附註3：陳櫻之女士透過Primewell Investment Limited而被視為擁有本公司117,491,777股普通股之實益權益。Primewell Investment Limited之全部已發行股本由陳櫻之女士實益擁有。連同陳小姐個人擁有本公司32,703,421股普通股，陳櫻之女士被視為擁有本公司共150,195,198股普通股。

附註4：周惠蓮小姐透過Silvermark International Limited而被視為擁有本公司55,657,926股普通股之實益權益。Silvermark International Limited之全部已發行股本由周惠蓮小姐實益擁有。董事確認，就董事於作出合理查詢後所知及所信，周小姐為本公司及其關連人士(就上市規則而言)之獨立人士。

附註5：董事確認，就董事於作出合理查詢後所知及所信，並無本公司之關連人士(就上市規則而言)控制Silvermark International Limited所持有之任何股份或上文「其他」一項所示之股份。按照本公佈所載本公司股權之說明附註，本公司確認公眾人士持有足夠數量之股份，以遵守上市規則之有關規定。

建議委任為本公司董事之人士之履歷

作為本公司之非執行董事

劉智傑先生，60歲，任職香港上海滙豐銀行有限公司(「滙豐銀行」)35年後並自高級銀行家退休後，於二零零一年年初創立好盈投資控股集團。現為該金融服務集團之主席。

劉先生早於一九六五年加入滙豐銀行，彼曾在多個部門擔任不同的高級行政職位，包括分行網絡、貸款、個人財務(或稱財富管理)。彼曾任滙豐銀行助理總經理兼個人銀行業務主管超過10年。彼在退休前的職位為助理總經理兼亞太區策略執行主管。

劉先生是香港銀行學會資深會員，曾出任該學會的理事會主席兩年至二零零零年年底，現為名譽顧問。劉先生亦曾經多年為多個由香港特別行政區(「香港特區」)政府委任的機構委員會出任委員之職位，截至二零零一年年底，包括商界環保協會主席；環境問題諮詢委員會委員；於一九九八年一月至二零零二年六月及於一九九九年十二月至二零零一年十二月分別在財經事務局有關成立金融學會之督導委員會及入境事務處輸入人才計劃任委員；劉先生於二零零零年一月至二零零三年十二月在廉政公署防止貪污諮詢委員會委員，至今仍然是香港特區政府法律改革委員會(私隱問題小組委員會)委員；創新及科技基金(環境項目)評審委員會委員；亦同時是環境及自然保育基金委員會委員。

劉先生並無於過去三年內在任何上市公眾公司擔任董事職務。

劉先生之服務年期將由董事會訂定，惟須根據本公司之公司細則於本公司之股東週年大會上輪值退任並膺選連任。劉先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，劉先生並無於本公司及本公司所屬集團之其他成員公司擔任任何職位，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。於二零零五年一月十四日(即第二份函件發出日期)，根據證券及期貨條例第XV部所界定，劉先生並無持有本公司股份之任何實益權益或淡倉。

丘穗麒先生，31歲，丘先生為經驗豐富之項目經理及樓宇測量師。丘先生於香港城市大學畢業，持有建築測量學士學位。直至二零零二年七月為止彼於仲量聯行有限公司累積6年項目管理經驗，現於從事建材貿易之路易斯國際有限公司出任董事。丘先生曾擔任凱暉國際實業有限公司之獨立非執行董事，惟已於二零零四年十月十五日辭任。

除上文所披露者外，丘先生並無於過去三年內在任何上市公眾公司擔任董事職務。

丘先生之服務年期將由董事會訂定，惟須根據本公司之公司細則於本公司之股東週年大會上輪值退任並膺選連任。丘先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，丘先生並無於本公司及本公司所屬集團之其他成員公司擔任任何職位，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。於二零零五年一月十四日(即第二份函件發出日期)，根據證券及期貨條例第XV部所界定，丘先生並無持有本公司股份之任何實益權益或淡倉。

梁家卓先生，29歲，彼於推廣電子產品方面擁有四年之工作經驗。梁先生畢業於加拿大University of Victoria，持有理學士學位。

梁先生並無於過去三年內在任何上市公眾公司擔任董事職務。

梁先生之服務年期將由董事會訂定，惟須根據本公司之公司細則於本公司之股東週年大會上輪值退任並膺選連任。梁先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，梁先生並無於本公司及本公司所屬集團之其他成員公司擔任任何職位，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。於二零零五年一月十四日(即第二份函件發出日期)，根據證券及期貨條例第XV部所界定，梁先生並無持有本公司股份之任何實益權益或淡倉。

許一安先生，45歲，彼於香港及中國之上市公司及私人公司擁有超過20年有關企業財務、財務監控、金融服務、項目投資及財務顧問之工作經驗。

許先生持有香港理工大學專業會計碩士學位及香港中文大學工商管理學士學位。許先生為英國特許會計師公會資深會員、英國特許秘書及行政人員公會資深會員、香港會計師公會會員、香港公司秘書公會會員、香港稅務學會會員、香港證券專業學會會員及香港財務策劃師學會會員。

許先生曾於數間香港上市公司擔任執行董事，公司秘書及高層管理人員。許先生亦曾在國際會計師事務所及政府部門擔任高層管理人員。許先生並無於過去三年內在任何上市公眾公司擔任董事職務。

許先生之服務年期將由董事會訂定，惟須根據本公司之公司細則於本公司之股東週年大會上輪值退任並膺選連任。許先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，許先生並無於本公司及本公司所屬集團之其他成員公司擔任任何職位，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。於二零零五年一月十四日（即第二份函件發出日期），根據證券及期貨條例第XV部所界定，許先生並無持有本公司股份之任何實益權益或淡倉。

何卓鳳小姐，44歲，於一九九三年畢業於香港理工大學，並取得酒店管理學士學位，何小姐亦於一九九七年獲得由澳洲Macquarie University頒發人力資源管理學碩士學位。何小姐為深圳證券交易所上市公司華東醫藥股份有限公司之營運總監，何小姐現正修讀南澳洲大學工商管理研究計劃之博士課程。

除上文所披露者外，何小姐並無於過去三年內在任何上市公眾公司擔任董事職務。

何小姐之服務年期將由董事會訂定，惟須根據本公司之公司細則於本公司之股東週年大會上輪值退任並膺選連任。何小姐之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，何小姐並無於本公司及本公司所屬集團之其他成員公司擔任任何職位，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。於二零零五年一月十四日（即第二份函件發出日期），根據證券及期貨條例第XV部所界定，何小姐並無持有本公司股份之任何實益權益或淡倉。

李樂民先生，27歲，彼於手錶及珠寶包裝方面擁有超過三年之工作經驗。李先生畢業於加拿大University of Victoria，持有理學士學位。李先生並無於過去三年內在任何上市公眾公司擔任董事職務。

李先生之服務年期將由董事會訂定，惟須根據本公司之公司細則於本公司之股東週年大會上輪值退任並膺選連任。李先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，李先生並無於本公司及本公司所屬集團之其他成員公司擔任任何職位，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。於二零零五年一月十四日（即第二份函件發出日期），根據證券及期貨條例第XV部所界定，李先生並無持有本公司股份之任何實益權益或淡倉。

作為本公司之獨立非執行董事

李均雄先生，38歲，於一九八八年在香港大學畢業，於一九八九年獲得法律深造證書。彼分別於一九九一年及一九九七年成為香港、英格蘭及威爾斯之認可執業律師。彼曾於香港聯合交易所有限公司擔任高級經理，現為胡關李羅律師事務所之合夥人。李先生亦為美麗寶國際控股有限公司之非執行董事。李先生曾擔任新宇國際實業（集團）有限公司及凱暉國際實業有限公司之獨立非執行董事，惟已分別於二零零二年三月二十六日及二零零四年九月二十二日辭任。除上文所披露者外，李先生並無於過去三年內在任何上市公眾公司擔任董事職務。

李先生之任期將由董事會釐定，惟將須根據本公司之公司細則輪值退任。李先生之董事袍金將由董事會不時參照香港上市公司之獨立非執行董事之當時袍金幅度後釐定。根據證券及期貨條例第XV部所界定，李先生並無持有本公司股份之任何權益，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。李先生並無於本公司及其附屬公司擔任任何職位。

余擎天先生，54歲，畢業於美國三藩市大學，持有國際經濟學碩士學位。彼於東南亞股票市場擁有超過20年證券及股票投資之經驗，並對管理本地及海外證券企業有扎實豐富之經驗。自一九八零年代初，余先生曾分別擔任亞洲環球證券經紀有限公司、衛達證券有限公司及柏毅證券有限公司之交易董事，兼管理日常業務運作。自二零零零年起，余先生為多間證券公司提供一系列專業顧問服務。彼曾擔任凱暉國際實業有限公司之執行董事，惟已於二零零四年七月十六日辭任。除上文所披露者外，余先生並無於過去三年內在任何上市公眾公司擔任董事職務。

余先生之任期將由董事會釐定，惟將須根據本公司之公司細則輪值退任。余先生之董事袍金將由董事會不時參照香港上市公司之獨立非執行董事之當時袍金幅度後釐定。根據證券及期貨條例第XV部所界定，余先生並無持有本公司股份之任何權益，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。余先生並無於本公司及其附屬公司擔任任何職位。

倘董事會已釐定上述人士之酬金及委任彼等為董事之其他條款，本公司將根據上市規則另行發表公佈。

承董事會命
通達工業（集團）有限公司
主席
雲惟生

香港，二零零五年一月十四日

於本公佈日期，本公司之董事會由雲惟生先生（主席兼非執行董事），執行董事徐可剛先生，非執行董事陳駿興先生、王幹芝先生、江益明先生、顧陵儒先生及葛芷宜小姐，以及獨立非執行董事徐聖祺先生、張新龍先生及馬照祥先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

SECOND LETTER FROM THE REQUISITIONISTS

Further to the letter dated 11 January 2005 from the Requisitionists and the notice of special general meeting of Magician Industries (Holdings) Limited (the "Company") to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Hong Kong on 1 February 2005 at 9:00 a.m. ("SGM"), a shareholder of the Company lodged a notice to the Company pursuant to bye-law 88 of the bye-laws of the Company of her intention of proposing six (6) additional persons for election as non-executive directors of the Company at the SGM or any adjournment thereof.

This second letter from the Requisitionists contains brief biographical details of the persons proposed for election as non-executive directors of the Company for consideration by the shareholders of the Company.

SECOND LETTER FROM THE REQUISITIONISTS

To the fellow Shareholders

Dear Sir and Madam,

INTRODUCTION

Further to our letter dated 11 January 2005 and the notice of special general meeting of Magician Industries (Holdings) Limited (the "Company") to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Hong Kong on 1 February 2005 at 9:00 a.m. ("SGM"), Ms. Chan Ying Gi, Dorice, a shareholder of the Company ("Shareholder") duly qualified to attend and vote at the SGM lodged a notice to the Company under bye-law 88 of the bye-laws of the Company ("Bye-laws") setting out her intention to propose six (6) additional persons for election as non-executive directors of the Company at the SGM or any adjournment thereof.

We consider that it is appropriate to set out the brief biographical details of the proposed persons to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions to be proposed in the SGM. Copies of this letter have been provided to the Company for dispatch to the Shareholders.

BACKGROUND

Bye-law 88 of the Bye-laws provides that, amongst other things, no person shall be eligible for election at any general meeting unless a notice signed by a member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the registration office of the Company.

A notice of such intention to propose six (6) persons for election as non-executive directors at the SGM and the notices signed by the proposed persons of their willingness to be elected have been lodged at the head office and registration office of the Company on 12 January 2005.

BIOGRAPHY

Brief biographical details of the proposed non-executive directors are set out below:

1. **Mr. Edwin Chi Kit Lau**, aged 60, is currently the chairman of Hooray Holdings Group of companies, a financial services group which he established in early 2001, after his retirement from The Hongkong and Shanghai Banking Corporation Limited ("HSBC") as a senior banker for 35 years.

   Mr. Lau joined HSBC in 1965. He held various senior executive positions in different departments of HSBC including the Branch Network, Credit & Loans, Personal Financial Services (otherwise known as Wealth Management). He was the Assistant General Manager and Head of Personal Banking for over 10 years. His last position prior to his retirement was Assistant General Manager and Head of Strategic Implementation, Asia-Pacific Region.

   He is a fellow of, and currently the Honorary Advisor to, the Hong Kong Institute of Bankers. He was the Chairman of its Executive Committee for a period of two years until end of 2000. He has served on a number of committees as a member appointed by the Government of the Hong Kong Special Administrative Region ("HKSAR"). He was the Chairman of the Business Environment Council and a member of the Advisory Council on the Environment of the Government of the HKSAR for a number of years until end of 2001. Mr. Lau was a member on the Financial Services Bureau Steering Committee on the Establishment of a Financial Institute for the period from January 1998 to June 2002 and also a member of the Immigration Department Imported Talents Scheme for the period from December 1999 to December 2001. He was a member of the Independent Commission Against Corruption Prevention Advisory Committee during the period from January 2000 to December 2003. In addition to being a member of the

Innovation and Technology Fund (Environmental Projects) Vetting Committee, he is currently a member of the Law Reform Commission of the HKSAR (Privacy Sub-Committee) and also a member of the Environment and Conservation Fund Committee.

Mr. Lau did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Lau will be determined by the board of directors of the Company (the "Board") and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Lau shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Lau does not hold any position with the Company and other members of the Company's group and do not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO").

2. **Mr.Yau Sui Ki, Christie**, aged 31, is an experienced project manager and building surveyor. He graduated from the City University of Hong Kong with a bachelor degree in building surveying. He has 6 years of experience in project management in Jones Lang LaSalle Ltd until July 2002 and is currently a director of Luyisi International Company Limited which engages in trading of building materials. Mr. Yau has acted as an independent non-executive director of Seapower Resources International Limited and resigned on 15 October 2004.

Save as disclosed above, Mr. Yau did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Yau will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Yau shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Yau does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

3. **Mr. Leung Ka Cheuk**, aged 29, has 4 years working experience in the marketing of electronic appliance. Mr. Leung holds a bachelor degree in science from the University of Victoria, Canada.

Mr. Leung did not hold any directorship in any public listed companies in the last three years.

The term of office of Mr. Leung will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Leung shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Leung does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

4. **Mr. Hui Yat On, Kelvin**, aged 45, has over twenty years working experience in corporate finance, financial control, financial services, project investment and financial consultancy fields in listed companies and private companies in Hong Kong and the People's Republic of China ("PRC") .

Mr. Hui holds a Master of Professional Accounting degree from The Hong Kong Polytechnic University and a Bachelor of Business Administration degree from The Chinese University of Hong Kong. He is a fellow member of The Chartered Association of Certified Accountants and The Institute of Chartered Secretaries and Administrators, an associate member of The Hong Kong Institute of Certified Accountants, Hong Kong Institute of Company Secretaries, and Taxation Institute of Hong Kong, a member of Hong Kong Securities Institute and Hong Kong Institute of Registered Financial Planners.

Mr. Hui had served several Hong Kong listed companies as executive director, company secretary and senior executive. He had also been the senior executive of an international accounting firm and the government authority. However, Mr. Hui did not hold directorship in any public listed companies in the last three years.

The term of office of Mr. Hui will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Hui shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Hui does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

5. **Ms. Ho Cheuk Lai, Fannie**, aged 44, graduated from the Hong Kong Polytechnic University in 1993 with a Bachelor of Arts Degree in Hospitality Management. She obtained a Master of Arts Degree in Human Resources Management from Macquarie University, Australia in 1997. Ms. Ho was the Chief Operations Officer of HuaDong Medicine Group Company Limited, a company listed at the Shenzhen Stock Exchange of the PRC. She is currently undertaking a research project for a Doctoral Degree in Business Administration offered by the University of South Australia.

   Save as disclosed above, Ms. Ho did not hold any directorship in any public listed companies in the last three years.

   The term of office of Ms. Ho will be determined by the Board and she will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Ms. Ho shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

   Save as disclosed above, Ms. Ho does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, she does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

6. **Mr. Lee Lok Man**, aged 27, has over 3 years working experience in the field of watch & jewelry packaging. Mr. Lee holds a bachelor of science degree from the University of Victoria, Canada. Mr. Lee did not hold any directorship in any public listed companies in the last three years.

   The term of office of Mr. Lee will be determined by the Board and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Bye-laws of the Company. The director's fee of Mr. Lee shall be determined by the Board from time to time with reference to the prevailing range of fees for non-executive directors of listed companies in Hong Kong.

Save as disclosed above, Mr. Lee does not hold any position with the Company and other members of the Company's group and does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, he does not have any beneficial interest or short position in shares of the Company within the meaning of Part XV of the SFO.

If you are in doubt as to any aspect of this letter, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this letter to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

In case of inconsistency, the English text of this letter shall prevail over the Chinese text.

Ms. Chan Ying Gi, Dorice For and on behalf of Primewell Investment Limited	and	Ms. Chan Ying Gi, Dorice

Hong Kong, 14 January 2005

除上文所披露者外，李先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，李先生並無持有公司股份之任何權益。

閣下如對本信函任何方面有任何疑問，請諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之通達工業(集團)有限公司股份全部**售出或轉讓**，應立即將本信函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本信函內容如有歧義,概以英文本為準。

此致

列位股東 台照

陳櫻之女士
代表Primewell Investment Limited 及 陳櫻之女士

香港，二零零五年一月十四日

除上文所披露者外，許先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，許先生並無持有公司股份之任何權益。

5. **何卓勵小姐**，44歲，於1993年畢業於香港理工大學，並取得酒店管理學士學位，何小姐亦於1997年獲得由澳洲Macquarie University頒發人力資源管理學碩士學位。何小姐為深圳聯交所上市公司華東醫藥集團有限公司之營運總監，何小姐現正修讀南澳洲大學工商管理研究計劃之博士課程。

除上文所披露者外，何小姐並無於過去三年內在任何上市公眾公司擔任董事職務。

何小姐之服務年期將由董事會訂定，惟須根據公司細則輪退任。何小姐之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，何小姐並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，何小姐並無持有公司股份之任何權益。

6. **李樂民先生**，27歲，彼於手表及珠寶包裝方面擁有超過三年之工作經驗。李先生畢業於加拿大University of Victoria，持有理學士學位。李先生並沒有於過去三年在上市公眾公司擔任董事職務。

李先生之服務年期將由董事會訂定，惟須根據公司細則輪值退任。李先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

3. **梁家卓先生**，29歲，彼於推廣及銷售家庭電子產品方面擁有四年之工作經驗。梁先生畢業於加拿大University of Victoria，持有理學士學位。

梁先生並無於過去三年內在任何上市公眾公司擔任董事職務。

梁先生之服務年期將由董事會訂定，惟須根據公司細則輪值退任。梁先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，梁先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，梁先生並無持有公司股份之任何權益。

4. **許一安先生**，45歲， 彼於香港及中國之上市公司及私人公司擁有超過20年有關企業財務、財務監控、財務服務、項目投資及財務顧問之經驗。

許先生持有香港理工大學專業會計碩士學位及香港中文大學工商管理學士學位。許先生為英國特許會計師公會資深會員、英國特許秘書及行政人員公會會員、 香港會計師公會會員、香港公司秘書公會會員、香港稅務學會會員、香港證券學院會員及香港財務策劃師學會會員。

許先生曾於數間香港上市公司擔任執行董事，公司秘書及高層管理人員。許先生亦曾在國際會計師事務所及政府部門任職。許先生於過去三年並無在任何上市公眾公司擔任董事一職。

許先生之服務年期將由董事會訂定，惟須根據公司細則輪值退任。許先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

至今仍然是香港政府特別行政區法律改革委員會(私穩權小組)委員；創新及科技基金(環境項目)評審委員會委員；亦同時是環境及保護基金委員會委員。

劉先生並無於過去三年內在任何上市公眾公司擔任董事職務。

劉先生之服務年期將由公司之董事會(「董事會」)訂定，惟須根據公司細則輪值退任。劉先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，劉先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，劉先生並無持有公司股份之任何權益。

2. **丘穗騏先生**，31歲，丘先生為經驗豐富之項目經理及樓宇測量師。丘先生於香港城市大學畢業，持有建築測量學士學位。直至二零零二年七月為止彼於仲量聯行有限公司累積6年項目管理經驗，現於從事建材貿易之路易斯國際有限公司出任董事。丘先生曾擔任凱暉國際實業有限公司之獨立非執行董事，惟已於二零零四年十月十五日辭任。

除上文所披露者外，丘先生並無於過去三年內在任何上市公眾公司擔任董事職務。

丘先生之服務年期將由董事會訂定，惟須根據公司細則輪值退任。丘先生之董事袍金將由董事會不時參照香港上市公司之非執行董事當時袍金幅度後釐定。

除上文所披露者外，丘先生並無於公司及其附屬公司擔任任何職位，亦與公司之董事、高級管理層、主要或控股股東亦無任何關係。於本信函日，根據證券及期貨條例第XV部所界定，丘先生並無持有公司股份之任何權益。

背景

根據公司細則第88條，其中包括，如要委任公司董事，除經有權出席任何股東大會並於會上投票股東，將一份已簽署通知書提出其意欲擬議委任某位人仕為董事，並連同一份由擬議被委任為董事之人仕簽署之同意書送交公司之總辦事處或其股份過戶登記分處外，無其他人仕可於股東大會上被委任為董事。

一份提出其意欲擬議於股東特別大會上委任6名人仕為非執行董事之通知書及由該6名擬議被委任為非執行董事人仕簽署之同意書已於二零零五年一月十二日送交該公司總辦事處及股份過戶登記處分處。

履歷

下列載將於擬議被委任為非執行董事之履歷：

1. **劉智傑先生**，60歲，任職香港上海滙豐銀行(「滙豐銀行」) 35年後，於2000年底退休，2001年創立好盈投資控股集團。現為該集團主席。

   劉先生早於1965年加入滙豐銀行，彼曾在多個部門擔任不同的高級行政職位，包括分行網絡、貸款、個人財務(或稱財富管理)。彼曾任滙豐銀行副總經理兼個人銀行業務主管超過10年。彼在2000年底退休前的職位為副總經理兼亞太區策略執行主管。

   劉先生是香港銀行學會資深會員，曾出任該學會的理事會主席兩年至2000年底，現為名譽顧問。截至2001年底，劉先生亦曾經多年為多個由香港政府行政特別區委任的機構委員會出任委員之職位，包括商界環保協會主席；環境問題諮詢委員會委員；於1998年1月至2002年6月及於1999年12月至2001年12月分別在 Financial Services Bureau Steering Committee on the Establishment of a Financial Institute及Immigration Department Imported Talents Scheme任委員；劉先生於2000年1月至2003年12月在香港廉政公署防止貪污諮詢委員會委員，

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:526)

呈請人第二封信函

就呈請人於二零零五年一月十一日發出之信函及謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行通達工業(集團)有限公司(「公司」)股東特別大會(「股東特別大會」)之通告,公司一名股東於二零零五年一月十二日根據公司之公司細則第88條向公司遞交意向通知書擬議於股東特別大會(或其任何續會)上委任6名人仕為非執行董事。

呈請人第二封信函載有有關擬議委任為非執行董事人仕之履歷資料以供公司之股東參考。

呈請人第二封信函

致各股東

敬啟者:

緒言

就彼等於二零零五年一月十一日發出之信函及謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行之通達工業(集團)有限公司(「公司」)之股東特別大會(「股東特別大會」)通告,陳櫻之女士為公司一名有權出席任何股東大會並於會上投票之股東(「股東」)於二零零五年一月十二日根據公司之公司細則(「公司細則」)第88條向公司遞交其意向通知書擬議於股東特別大會(或其任何續會)上委任6名人仕為非執行董事。

彼等認為應向股東提供有關擬議被委任人仕之履歷,確使各股東可在資料充足之情況下,於股東特別大會上就擬議決議案投票。彼等已將本信函送予公司以供發送予各股東。

* *僅供識別*

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

LETTER FROM THE REQUISITIONISTS AND NOTICE OF SPECIAL GENERAL MEETING

The notice convening a special general meeting of Magician Industries (Holdings) Limited (the "Company") to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m. ("SGM") issued by two shareholders holding more than one-tenth of the paid-up capital of the Company carrying the right to vote at any general meetings of the Company pursuant to bye-law 58 of the bye-laws of the Company is set out below following the letter from the Requisitionists.

If you are not able to attend and/or vote at the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

LETTER FROM THE REQUISITIONISTS

To the fellow Shareholders

Dear Sir and Madam,

INTRODUCTION

We are shareholders ("Shareholders") of Magician Industries (Holdings) Limited (the "Company") holding in aggregate of approximately 17.3% interest in the Company as at 23 November 2004 and the date of this letter (the "Requisitionists"). By a requisition notice dated 23 November 2004 (the "Requisition Notice") deposited with the board of directors of the Company (the "Board") on the same day, we required the Board under the bye-laws of the Company ("Bye-laws") to call forthwith a special general meeting of the Shareholders for the purposes (with or without amendment) of setting the maximum number of the directors of the Company and appointing two independent non-executive directors of the Company (the "Proposals").

Under bye-law 58 of the Bye-laws and Section 74 of the Companies Act of Bermuda (which Act, amended from time to time, is hereinafter referred to as the "Act"), Shareholders holding at the date of deposit of the requisition not less than one-tenth of the paid-up capital of the Company carrying the right to vote at any general meetings of the Company shall at all times have the right, by written requisition to the Board or the secretary of the Company, to require a special general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within 21 days of such deposit the Board fails to proceed to convene a special general meeting, the requisitionists themselves may do so in accordance with the provisions of Section 74(3) of the Act.

As the Board has failed to hold special general meeting on or before 22 January 2005 (by dispatching the notice of special general meeting on or before 6 January 2005 pursuant to the Bye-laws) i.e. within two (2) months after the deposit of the Requisition Notice, we are entitled to convene the special general meeting under the Bye-laws and the Act.

This letter contains information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions in the special general meeting of the Company to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m. ("SGM"). Copies of this letter, the notice of SGM and the accompanying form of proxy have been provided to the Company for dispatch to Shareholders.

PROPOSALS

The general nature of the business contained in the Requisition Notice includes (with or without amendment):

(a) setting the maximum number of directors of the Company; and

(b) appointing two independent non-executive directors of the Company.

Background

Bye-law 86(1) of the Bye-laws provides that there shall be no maximum number of directors unless otherwise determined from time to time by members in general meeting and that directors shall be elected or appointed in the first place at the statutory meeting of Shareholders and thereafter at the annual general meeting or at any special general meeting.

We understand that the existing maximum number of directors of the Company, being fifteen (15), was determined by Shareholders in a Shareholders' meeting held in 1995.

BIOGRAPHY

Brief biographical details of the proposed independent non-executive directors are set out below:

Mr. Lee Kwan Hung, Eddie, aged 38, graduated from the University of Hong Kong in 1988 and obtained a Postgraduate Certificate in Law in 1989. He was qualified as a solicitor in Hong Kong in 1991 and in England and Wales in 1997. He was a senior manager of The Stock Exchange of Hong Kong Limited and is a partner of Messrs Woo, Kwan, Lee & Lo. Mr. Lee is also a non-executive director of Mirabell International Holdings Limited. Mr. Lee has acted as independent non-executive director of New Universe International Group Limited and Seapower Resources International Limited and resigned on 26 March 2002 and 22 September 2004 respectively. Save as disclosed above, Mr. Lee did not hold any other directorships in any listed public companies in the last three years.

The term of office of Mr. Lee will be determined by the Board and he will be subject to retirement by rotation in accordance with the Bye-laws. The director's fee for Mr. Lee shall be determined by the Board from time to time with reference to the prevailing range of fees for independent non-executive directors of listed companies in Hong Kong. Mr. Lee does not have any interest in shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO") nor has any relationship with any directors, senior management, substantial or controlling shareholders of the Company. Mr. Lee does not hold any position with the Company and its subsidiaries.

Mr. U Keng Tin, aged 54, graduated from the University of San Francisco, USA and holds a Master Degree in International Economics. He has over 20 years experience in securities and stock brokerage businesses in the South-East Asia stock markets and possesses extensive experience in managing local and overseas brokerage firms. Since the early 1980s, Mr. U acted as dealing director of ASG Brokerage Limited, Standard Capital Brokerage Limited, and PBI Securities (Hong Kong) Limited respectively, and managed their operations on a daily basis. From 2000 onwards, Mr. U provides a range of consultancy services to securities companies. Mr. U has acted as an executive director of Seapower Resources International Limited and retired on 16 July 2004. Save as disclosed above, Mr. U did not hold any other directorships in any listed public companies in the last three years.

The term of office of Mr. U will be determined by the Board and he will be subject to retirement by rotation in accordance with the Bye-laws. The director's fee for Mr. U shall be determined by the Board from time to time with reference to the prevailing range of fees for independent non-executive directors of listed companies in Hong Kong. Mr. U does not have any interest in shares in the Company within the meaning of Part XV of the SFO nor has any relationship with any directors, senior management, substantial or controlling shareholders of the Company. Mr. U does not hold any position with the Company and its subsidiaries.

RIGHT TO DEMAND A POLL

Bye-laws 66 and 67 set out the procedures by which Shareholders may demand a poll.

Bye-law 66 provides that a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares of the Company on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Shareholder.

Bye-law 67 provides that unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

SGM

Set out below is a notice (containing proposed resolutions (with or without amendment)) convening a special general meeting to be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m., which resolutions will be proposed to the Shareholders as ordinary resolutions to be considered and voted upon at the SGM.

If you are not able to attend and/or vote at the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

If you are in doubt as to any aspect of this letter, the notice of the SGM and the proxy form, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this letter, the notice of SGM and the form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

In case of inconsistency, the English text of this letter shall prevail over the Chinese text.

Ms. Chan Ying Gi, Dorice For and on behalf of Primewell Investment Limited	and	Ms. Chan Ying Gi, Dorice

Pursuant to bye-law 58 of the Bye-laws

Hong Kong, 11 January 2005

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN pursuant to bye-law 58 of the bye-laws of Magician Industries (Holdings) Limited ("Bye-laws") and Section 74(3) of the Companies Act of Bermuda that a special general meeting ("SGM") of Magician Industries (Holdings) Limited (the "Company") will be held at Basement, Function Room II, Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on 1 February 2005 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions (with or without amendment):

ORDINARY RESOLUTIONS

(a) (i) the maximum number of directors of the Company be and is hereby set at a number equals to two times the maximum number of directors previously set by the Company, plus one; or

(ii) if it has previously been decided in the Bye-laws or otherwise that there shall be no maximum number of directors of the Company or if no such maximum number of directors of the Company has been previously set, the maximum number of directors of the Company be and is hereby set at a number equals to two times the number of directors of the Company in office immediate before the consideration of this resolution, plus one.

(b) Mr. Lee Kwan Hung, Eddie be appointed as an independent non-executive director of the Company with immediate effect.

(c) Mr. U Keng Tin be appointed as an independent non-executive director of the Company with immediate effect.

Ms. Chan Ying Gi, Dorice For and on behalf of Primewell Investment Limited	and	Ms. Chan Ying Gi, Dorice

Pursuant to bye-law 58 of the Bye-laws

Hong Kong, 11 January 2005

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company but must be present in person to represent the member.

2. If the appointer is a corporation, the form of proxy must be under its common seal, or under the hand of an officer or attorney duly authorized on its behalf.

3. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the SGM or any adjourned meeting should you so wish.

4. Where there are joint registered holders of any share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the SGM personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect hereof.

5. In case of inconsistency, the English text of this notice shall prevail over the Chinese text.

股東特別大會通告

茲通告根據Magician Industries (Holdings) Limited（通達工業（集團）有限公司*）之公司細則（「公司細則」）第58條及百慕達公司法第74(3)條，謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行通達工業（集團）有限公司（「公司」）之股東特別大會（「股東特別大會」），以考慮並酌情通過下列決議案（作出修改與否）作為普通議案：

普通議案

(a) (i) 釐定公司之最高董事人數為相等於公司過往所釐定之最高董事人數之兩倍加一名；或

(ii) 倘公司之公司細則或其他條例過往已決定公司並無最高董事人數，或倘過往並未釐定公司之最高董事人數，則釐定公司之最高董事人數為相等於公司緊接考慮本決議案前之在任董事人數之兩倍加一名。

(b) 委任李均雄先生為公司之獨立非執行董事，即時生效。

(c) 委任余擎天先生為公司之獨立非執行董事，即時生效。

陳櫻之女士
代表Primewell Investment Limited　　及　　陳櫻之女士

根據公司細則第五十八條

香港，二零零五年一月十一日

附註：

1. 凡有權出席上述大會並可於會上投票之股東，均有權委派一名或以上代表出席，並於投票表決時代其投票。受委代表毋須為公司之股東，惟須親身出席以代表股東。

2. 隨函附奉大會之代表委任表格。倘委任人為法團，則代表委任表格須加蓋公司印鑑或由公司負責人或獲正式授權之代理人代其親筆簽署。

3. 代表委任表格連同經簽署之任何授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本須儘快交回公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座，惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回，方為有效。填妥及交回代表委任表格後，股東仍可按意願親身出席股東特別大會或任何續會並於會上投票。

4. 倘屬任何股份之聯名登記持有人，則任何一名聯名持有人均可親身或委派代表就有關股份於股東特別大會上投票，猶如彼為唯一有權投票者；惟倘超過一名聯名持有人親身或委派代表出席股東特別大會，則就有關股份於公司股東名冊排名首位之上述出席者方有權就有關股份投票。

5. 本通告備中英文本，如有歧義，概以英文本為準。

* *僅供識別*

若　閣下未能出席該股東特別大會及／或於該股東特別大會上投票，務請儘快將隨附之代表委任表格按其上印備之指示填妥，且無論如何須於該股東特別大會或其任何續會指定舉行時間48小時前交回公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座。填妥及交回代表委任表格後，閣下仍可按意願親身出席該股東特別大會或任何續會並於會上投票。

閣下如對本信函、該股東特別大會通告及代表委任表格任何方面有**任何疑問**，請諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之公司股份全部**售出或轉讓**，應立即將本信函、該股東特別大會通告及代表委任表格及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本信函備有中英文本，如有歧義，概以英文本為準。

此致

列位股東　台照

陳櫻之女士
代表Primewell Investment Limited　　　及　　　陳櫻之女士

根據公司細則第五十八條

香港，二零零五年一月十一日

要求投票表決之權利

公司細則第66及第67條載列股東可要求投票表決之程序。

公司細則第66條規定，於大會上提呈表決之決議案須以舉手表決進行，惟(於宣佈舉手表決結果之前或當時或於撤回就投票表決之任何其他要求時)以下人士要求投票表決則作別論：

(a) 該大會主席；或

(b) 有權於大會上投票，並親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席之至少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席之一名或多名股東；或

(d) 親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席及持有獲賦予可在大會上投票權利之公司股份之一名或多名股東，而有關公司股份之繳足股款總額須相等於獲賦予該項權利之所有股份之繳足股款總額不少於十分之一。

由代表股東之人士或(如股東為法團)其正式授權代表提出之要求應被視為與股東提出之要求相同。

公司細則第67條規定，除非經正式提出投票表決要求，而有關要求並無撤回，否則由主席宣稱決議案已獲通過，或一致通過，或經特定大多數或不獲特定大多數股東通過，或不獲通過，則就此於本公會議記錄所記入之結果應為事實之最終憑證，而無須證明所記錄之贊成或反對決議案之票數或比例。

股東特別大會

謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行公司之股東特別大會，大會通告載於本信函後，並載有擬議提呈之決議案(作出修改與否)，公司將向股東提呈該等決議案作為普通決議案，以於上述該股東特別大會上考慮，並就此投票。

履歷

擬議委任之獨立非執行董事之簡歷如下：

李均雄先生，38歲，於一九八八年在香港大學畢業，於一九八九年獲得法律深造證書。彼分別於一九九一年及一九九七年成為香港、英格蘭及威爾斯之認可執業律師。彼曾於香港聯合交易所有限公司擔任高級經理，現為胡關李羅律師事務所之合夥人。李先生亦為美麗寶國際控股有限公司之非執行董事。李先生曾擔任新宇國際實業(集團)有限公司及凱輝國際有限公司之獨立非執行董事，惟已分別於二零零二年三月二十六日及二零零四年九月二十二日辭任。除上文所披露者外，李先生並無過去三年內在任何上市公眾公司擔任董事職務。

李先生之服務年期將由董事局訂定，惟須根據公司細則輪值退任。李先生之董事袍金將由公司董事會不時參照香港上市公司之獨立非執行董事之當時袍金幅度後釐定。根據證券及期貨條例第XV部所界定，李先生並無持有公司股份之任何權益，與公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。李先生並無於公司及其附屬公司擔任任何職位。

余擎天先生，54歲，畢業於美國三藩市大學，持有國際經濟學碩士學位。彼於東南亞股票市場擁有超過20年證券及股票投資經驗，並對管理本地及海外證券企業有扎實豐富之經驗。自一九八零年代初，余先生曾分別擔任亞洲環球證券經紀有限公司、衛達證券有限公司及柏毅證券有限公司之交易董事，兼管理日常業務運作。自二零零零年起，余先生為多間證券公司提供一系列專業顧問服務。彼曾擔任凱輝國際實業有限公司之執行董事，惟已於二零零四年七月十六日退任。除上文所披露者外，余先生並無於過去三年內在任何上市公眾公司擔任董事職務。

余先生之服務年期將由董事局訂定，惟須根據公司細則輪值退任。余先生之董事袍金將由公司董事會不時參照香港上市公司之獨立非執行董事之當時袍金幅度後釐定。根據證券及期貨條例第XV部所界定，余先生並無持有公司股份之任何權益，與公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。余先生並無於公司及其附屬公司擔任任何職位。

根據公司細則第58條及百慕達公司法第74條(該不時經修訂之公司法於下文稱「公司法」)，於遞交呈請要求日期持有獲賦予於公司任何股東大會上投票權利之公司繳足股本不少於十分之一股東，於任何時候均有權透過向董事會或公司秘書以書面呈請之方式，要求董事會就處理該呈請要求所列明之任何事務召開股東特別大會；而該大會須於遞交該項呈請要求後兩(2)個月內舉行。若董事會於接獲呈請通知書二十一日內未能進行召開股東特別大會，呈請人可根據公司法第74(3)條自行召開股東特別大會。

因董事會未能於遞交該項呈請要求後兩(2)個月內，即二零零五年一月二十二日或之前，舉行股東特別大會(根據公司細則須於二零零五年一月六日或之前寄發股東特別大會通告)，彼等根據公司細則和公司法有權自行召開股東特別大會。

本信函提供合理所需資料，確使各股東可在資料充足之情況下，於公司股東特別大會(謹訂於二零零五年二月一日假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行)(「該股東特別大會」)上決定投票贊成或反對決議案。彼等亦將本信函、該股東特別大會通告及代表委任表格送予公司以供公司發送予各股東。

該等擬議

呈請要求事務之一般性質(作出修改與否)包括：

(a) 釐定公司之最高董事人數；及

(b) 委任兩位公司獨立非執行董事。

背景

公司細則第86(1)條規定，除股東不時於股東大會上釐定最高董事人數外，則毋須釐定最高董事人數，而董事將首先於股東之法定大會上被選舉或被委任，其後於公司之股東週年大會或任何股東特別大會上被選舉或被委任。

彼等知悉公司現有最高董事人數為十五(15)名，此為股東於一九九五年股東大會上釐定。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：526)

呈請人信函及股東特別大會通告

通達工業(集團)有限公司(「公司」)之股東特別大會(「該股東特別大會」)謹訂於二零零五年二月一日上午九時正假座香港灣仔告士打道72號六國酒店低層宴會廳II舉行，其通告(由兩名持有多於獲賦予於公司任何股東大會投票權利之公司繳足股本十分之一之股東根據公司之公司細則第58條發出)載於呈請人信函後。

若 閣下未能出席該股東特別大會及／或於該股東特別大會上投票，務請儘快將隨附之代表委任表格按其上印備之指示填妥，且無論如何須於該股東特別大會或其任何續會指定舉行時間48小時前交回公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座。填妥及交回代表委任表格後， 閣下仍可按意願親身出席該股東特別大會或任何續會並於會上投票。

呈請人信函

敬啓者：

緒言

彼等為通達工業(集團)有限公司(「公司」)之股東(「股東」)，於二零零四年十一月二十三日及本信函之日期合共持有公司約17.3%權益(「呈請人」)。彼等於二零零四年十一月二十三日發出呈請要求(「呈請要求」)並於同日將呈請要求遞交公司董事會(「董事會」)，要求董事會根據公司之公司細則(「公司細則」)就釐定公司之最高董事人數及委任兩名公司獨立非執行董事(「該等擬議」)之目的(作出修改與否)召開股東特別大會。

* *僅供識別*


INTERIM
REPORT
2004
中期報告

MAGICIAN
INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2004 (the "Period") together with the comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th September, 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
Turnover	3	**264,830**	247,228
Cost of sales		**(209,876)**	(183,412)
Gross Profit		**54,954**	63,816
Other revenues		**1,118**	1,619
Selling and distribution expenses		**(19,906)**	(21,828)
Administrative and other operating expenses		**(38,286)**	(38,121)
		(57,074)	(58,330)
(Loss)/Profit from operations	4	**(2,120)**	5,486
Finance costs		**(2,946)**	(3,607)
Share of loss of an associate company		**(683)**	(341)
(Loss)/Profit from ordinary activities before taxation		**(5,749)**	1,538
Taxation	5	**(156)**	(186)
(Loss)/Profit attributable to shareholders		**(5,905)**	1,352
(Loss)/Earnings per share	7		
– Basic, HK cents		**(0.68)**	0.16
– Diluted, HK cents		N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30th September, 2004 HK$'000 (unaudited)	31st March, 2004 HK$'000 (audited)
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets		383,824	386,170
Interest in an associate		273	1,344
Deferred tax assets		285	285
		384,382	387,799
CURRENT ASSETS			
Inventories		76,469	82,527
Trade and bills receivables	9	111,572	92,965
Prepayments, deposits and other receivables		4,794	8,701
Restricted bank balance and deposits	12	7,530	7,525
Cash and bank balances		10,844	21,517
		211,209	213,235
CURRENT LIABILITIES			
Trade payables	10	93,609	84,861
Other payables and accruals		31,316	35,656
Short-term bank loans, secured		98,766	91,531
Current portion of long-term bank loans, secured		15,000	15,000
Current portion of obligations under finance leases		6,979	6,478
Provision for taxation		7,007	9,707
		252,677	243,233
NET CURRENT LIABILITIES		(41,468)	(29,998)
TOTAL ASSETS LESS CURRENT LIABILITIES		342,914	357,801
NON-CURRENT LIABILITIES			
Long-term bank borrowings		70,000	77,500
Obligations under finance leases		5,436	6,918
		75,436	84,418
NET ASSETS		267,478	273,383
CAPITAL AND RESERVES			
Share capital		86,873	86,873
Reserves		180,605	186,510
		267,478	273,383

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital HK$'000 (unaudited)	Share premium HK$'000 (unaudited)	Capital redemption reserve HK$'000 (unaudited)	Exchange fluctuation reserve HK$'000 (unaudited)	Contributed surplus HK$'000 (unaudited)	Accumulated losses HK$'000 (unaudited)	Total HK$'000 (unaudited)
At 1st April, 2003	86,873	282,049	1,265	139	51	(98,299)	272,078
Profit for the period	-	-	-	-	-	1,352	1,352
At 30th September, 2003	86,873	282,049	1,265	139	51	(96,947)	273,430
At 1st April, 2004	86,873	282,049	1,265	139	51	(96,994)	273,383
(Loss) for the period	-	-	-	-	-	(5,905)	(5,905)
At 30th September, 2004	86,873	282,049	1,265	139	51	(102,899)	267,478

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30th September, 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
Net cash inflow/(outflow) from operating activities	**5,514**	(86,956)
Net cash used in investing activities	**(14,940)**	(27,496)
Net cash (used in)/from financing activities	**(1,247)**	102,808
Net decrease in cash and cash equivalents	**(10,673)**	(11,644)
Cash and cash equivalents at beginning of period	**21,517**	18,951
Cash and cash equivalents at end of period	**10,844**	7,307

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated interim financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual audited financial statements for the year ended 31st March, 2004.

3. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments are its primary reporting format and no business segment information is presented as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

An analysis of the Group's turnover and results for the Period by location of customers is as follows:

	Turnover Six months ended 30th September,		**Segment results Six months ended 30th September,**	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
USA	**171,294**	133,608	**16,715**	19,892
Canada	**11,133**	14,412	**821**	709
Hong Kong	**26,111**	26,540	**6,494**	6,120
Mainland China	**30,647**	46,238	**(5,841)**	(2,405)
Europe	**16,783**	15,697	**2,483**	1,364
Others	**8,862**	10,733	**1,472**	1,308
	264,830	247,228	**22,144**	26,988
Unallocated corporate expenses			**(24,264)**	(21,502)
(Loss)/Profit from operations			**(2,120)**	5,486
Finance costs			**(2,946)**	(3,607)
Share of loss of an associate			**(683)**	(341)
Taxation			**(156)**	(186)
(Loss)/Profit attributable to shareholders			**(5,905)**	1,352

4. **(LOSS) / PROFIT FROM OPERATIONS**

This is stated after crediting and charging the following:

	Six months ended 30th September, 2004	2003
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Depreciation	**17,248**	17,860
Provision for inventory obsolescence	**247**	1,376
Provision for bad and doubtful debts	**2,872**	838
Exchange loss, net	**222**	304
Staff costs	**34,540**	38,360
Bank interest income	**(15)**	(141)
Rental income, net of outgoings	**(205)**	(222)
Write-back of provision for impairment in value of an associated company	**0**	(40)

5. **TAXATION**

	Six months ended 30th September, 2004	2003
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Current period provision:		
Hong Kong profits tax	**0**	64
PRC enterprise income tax	**156**	122
	156	186

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the Period.

PRC enterprise income tax has been provided at 15% (2003: 15%) on the estimated assessable profit generated by the PRC subsidiary.

No provision for deferred taxation has been recognised in the condensed consolidated financial statements as the amount involved is insignificant.

6. **DIVIDEND**

The directors of the Company do not recommend the payment of interim dividend (2003: Nil) in respect of the Period.

7. **(LOSS)/EARNINGS PER SHARE**

The calculation of basic (loss)/earnings per share is based on the loss attributable to shareholders for the Period of HK$5,905,000 (2003: profit of HK$1,352,000), divided by the weighted average number of ordinary shares outstanding during the Period of 868,733,440 shares (2003: 868,733,440 shares).

No diluted loss per share has been presented as the Company did not have any dilutive potential ordinary shares during the Period. The diluted earnings per share for the same period of last year has not been shown as the effect arising from the exercise of convertible bonds would be anti-dilutive.

8. **ADDITIONS TO FIXED ASSETS**

During the Period, the Group spent approximately HK$16.1 million (six months ended 30th September, 2003: approximately HK$28.2 million) on acquisition of property, plant and equipment.

9. **TRADE AND BILLS RECEIVABLES**

The Group in general allows a credit period of 30 to 60 days to its trade customers. An ageing analysis of the Group's trade and bills receivables (net of provision for bad and doubtful debts) is set out below:

	30th September, 2004	31st March, 2004
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Less than 1 month	**43,963**	39,565
1 month to 2 months	**32,741**	23,096
2 months to 3 months	**16,274**	9,546
3 months to 6 months	**14,438**	15,787
6 months to 1 year	**4,156**	4,971
	111,572	92,965

10. **TRADE PAYABLES**

An ageing analysis of trade payables is set out below:

	30th September, 2004 HK$'000 (unaudited)	31st March, 2004 HK$'000 (audited)
Less than 3 months	55,511	50,212
3 months to 6 months	24,357	22,084
6 months to 1 year	12,110	12,005
More than 1 year	1,631	560
	93,609	84,861

11. **COMMITMENTS**

(a) **Capital expenditure commitments**

	30th September, 2004 HK$'000 (unaudited)	31st March, 2004 HK$'000 (audited)
Contracted but not provided for, net of deposits paid	10,460	13,047

(b) **Commitments under operating leases**

The Group had total future minimum lease payments under non-cancelable operating leases, which are payable as follows:

	30th September, 2004 HK$'000 (unaudited)	31st March, 2004 HK$'000 (audited)
Not later than 1 year	2,217	3,251
Later than 1 year and not later than 5 years	903	1,156
	3,120	4,407

12. **RESTRICTED BANK BALANCE AND DEPOSITS**

As at 30th September, 2004, the Group has a total of restricted bank deposits of approximately HK$7.5 million (31st March, 2004: HK$7.5 million) held by a bank for the purpose of granting general banking facilities.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Highlights

General Information

For the six months ended 30th September, 2004, the Group recorded a turnover of approximately HK$264.8 million, representing an increase of 7% when compared with the HK$247.2 million reported for the corresponding period last year. However, due to escalating raw material cost, the Group reported an operating loss of HK$2.1 million compared to an operating profit of HK$5.5 million last year, and a net loss attributable to shareholders of HK$5.9 million when compared to a profit of HK$1.4 million during the same period last year. The Group's basic loss per share was HK0.68 cents.

No principal subsidiaries or associated companies were acquired or disposed of during the period under review, while investments held have not been materially changed from those disclosed in the latest annual report.

Liquidity and Financial Resources

As at 30th September, 2004, the Group's net assets decreased to HK$267.5 million, rendering net asset value per share at HK30.8 cents. The Group's total assets at that date were valued at HK$595.6 million, including cash and bank deposits totaling approximately HK$18.4 million. Consolidated borrowings amounted to HK$196.2 million. Its debt-to-equity ratio has been slightly increased, from 72% as at 31st March, 2004 to 73% as at 30th September, 2004.

Capital Structure of the Group

As at 30th September, 2004, the Group's major borrowings included a three-year term loan provided by Bank of China, Baoan, Shenzhen, which had an outstanding balance of HK$85 million after paying one installment of HK$7.5 million in September 2004, and two short-term revolving loans totaling HK$65 million.

All of the Group's borrowings have been denominated in Hong Kong dollars and made on a floating-rate basis. As a result of stable market interest rates and the early repayments of outstanding debts in November 2003, the finance costs for the period under review have further dropped by 18% compared to the corresponding period last year.

Charges on Group Assets

Certain assets of the Group having a carrying value of HK$235.1 million as at 30th September, 2004 (31st March, 2004: HK$245.3 million) were pledged to secure banking facilities of the Group.

Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditure in capital assets, in particular for the new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from trading revenue that the Group will generate, coupled with banking facilities that it may obtain.

Exposure to Foreign-Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and that there has been minimal fluctuation in the exchange rate between the Hong Kong dollar and Chinese Renminbi, the Group has had minimal exposure to currency-exchange risk.

Segment Information

The sales distribution by geographical area has not changed materially. The Group's biggest market continues to be North America. The sales distribution for North America, Mainland China, Hong Kong, Europe and others was 69%, 12%, 10%, 6% and 3%, respectively.

Contingent Liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in the latest annual report.

Employee Information

As at 30th September, 2004, the Group employed a workforce of 4,191 employees in its various offices and factories in Hong Kong and Mainland China. Magician offered competitive remuneration packages, commensurate with individual responsibilities, qualification, experience and performance. The Group also provided on-the-job training and organized safety programs for its employees.

There was a share-option scheme in force but no share option was granted during the period under review.

Review of Operations

Despite a 7% increase in turnover, Magician recorded an operating loss of HK$2.1 million and a net loss attributable to shareholders of HK$5.9 million for the period under review. These losses were mainly attributable to the rising cost of production, as the price of the Group's two major raw materials – plastics and steel - has climbed by as much as 40% since early 2004.

Nevertheless, the Group made some progress in customers base expansion during the period under review by sealing contracts with some large distributors in the US, Canada, Australia, Italy and the UK. Besides, the Group also launched a number of new products, including electric thermo plastic coolers, silicone BBQ brushes and water bottles.

International Sales

For the six months ended 30th September, 2004, overseas sales totaled HK$208.1 million, representing an increase of 19% when compared to the same period last year.

During the period under review, the performance of the US market improved with a sales increase of 28% to HK$171.3 million when compared to HK$133.6 million for the same period last year. This increase was mainly due to an extremely vibrant housing market as new-home sales continued to climb due to low mortgage interest rates, which generated greater demand for household products.

However, there was no improvement in the Canadian market in which saw sales dropped 23% to HK$11.1 million compared to HK$14.4 million over the same period last year. European sales performance was fair with a turnover of HK$16.8 million, representing an increase of 7% over the HK$15.7 million reported for the same period last year. This stable performance was attributable to our initiatives to nurture a stronger bond with European customers since two years ago, which secured steady revenue stream. The turnover from other international markets recorded a combined decreased of 17% to HK$8.9 million.

Mainland China Sales

During the period under review, PRC performance was disappointing with a sales decline of 34% to HK$30.6 million when compared to the HK$46.2 million for the same period last year.

The Group is now maintaining a total of 25 direct sales offices and four local distributors in Mainland China. To continue expanding its geographical coverage in the PRC, the Group will appoint more locally based distributors to replace underperforming direct sales offices in the PRC.

Hong Kong Sales

During the period under review, Hong Kong sales recorded a slight decrease of 2% to HK$26.1 million from last year's HK$26.5 million.

Prospects

Looking ahead, Magician believes its greatest challenge will still come from the high cost of its raw materials — plastics and steel, which have shown no signs of price drop in the immediate future.

To combat pressures of raw material cost exerted on Magician's operations, the Group has gradually shifted focus of its client base to high profit margin OEM customers. The Group also plans to enhance its profit margin through strengthening of product development. The Group's patent-product — "TurboBake" pan has proved to be very successful in opening up global markets with a latest contract worth US$120,000 coming from a large kitchenware distributor in Canada. Following this success, the Group will launch more bakeware products in the near future. The Group also plans to launch a new product series – Electric Thermo Plastic Cooler, in 2005.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30th September, 2004, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") were as follows:

Name of director	Nature of interests	Number of issued ordinary shares of HK$0.10 each in the Company
Mr. Kong Yick Ming *(note)*	Corporate	286,984,000

Note: Mr. Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr. Kong Yick Ming.

Save as disclosed herein, as at 30th September, 2004, none of the directors or chief executive of the Company had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code.

Furthermore, no share options were granted under the Company's share option scheme since its adoption on 8th August, 2002. Other than that, at no time during the Period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, their spouses or children under the age of 18 have any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of the directors and chief executives, as at 30th September, 2004, the register of substantial shareholders maintained under Section 336 of Part XV of the SFO showed that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital.

Name	Number of issued ordinary shares held	Percentage of total issued ordinary shares
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Concept Developments Limited	286,984,000	33.0%
Primewell Investment Limited *(note 1)*	117,491,777	13.52%
Silvermark International Limited *(note 2)*	55,657,926	6.41%

Note 1: Ms Chan Ying Gi, Dorice is deemed to have a beneficial interest in 117,491,777 shares of the Company through Primewell Investment Limited, the entired issued share capital of which is beneficially owned by Ms Chan Ying Gi, Dorice. Included her personal interest of 32,703,421 ordinary shares, she is deemed to have a total of 150,195,198 ordinary shares of the Company.

Note 2: Ms Zhou Hui Lian is deemed to have a beneficial interest in 55,657,926 shares of the Company through Silvermark International Limited, the entired issued share capital of which is beneficially owned by Ms Zhou Hui Lian.

Save as disclosed above, as at 30th September, 2004, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the Period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements for the Period.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the Period, except that the independent non-executive directors of the Company are not appointed for specific terms.

MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors have confirmed following enquiry by the Company, that they have complied with the required standard set out in Model Code throughout the Period.

On behalf of the Board
Will Hoon Wee Teng
Chairman

Hong Kong, 23rd December, 2004

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)宣佈,本公司及其附屬公司(「本集團」)截至二零零四年九月三十日止六個月(「本期間」)之未經審核業績連同二零零三年同期之比較數字如下:

簡明綜合收益表

	附註	截至九月三十日止六個月 二零零四年 千港元 (未審核)	 二零零三年 千港元 (未審核)
營業額	3	**264,830**	247,228
銷售成本		**(209,876)**	(183,412)
毛利		**54,954**	63,816
其他收入		**1,118**	1,619
銷售及分銷成本		**(19,906)**	(21,828)
行政及其他營運支出		**(38,286)**	(38,121)
		(57,074)	(58,330)
經營(虧損)/溢利	4	**(2,120)**	5,486
財務費用		**(2,946)**	(3,607)
應佔聯營公司虧損		**(683)**	(341)
除稅前日常業務之(虧損)/溢利		**(5,749)**	1,538
稅項	5	**(156)**	(186)
股東應佔(虧損)/溢利		**(5,905)**	1,352
每股(虧損)/盈利	7		
—基本(港仙)		**(0.68)**	0.16
—攤薄(港仙)		不適用	不適用

簡明綜合資產負債表

	附註	二零零四年 九月三十日 千港元 （未審核）	二零零四年 三月三十一日 千港元 （已審核）
資產及負債			
非流動資產			
固定資產		**383,824**	386,170
於聯營公司之權益		**273**	1,344
遞延税項資產		**285**	285
		384,382	387,799
流動資產			
存貨		**76,469**	82,527
應收貿易賬款及票據	9	**111,572**	92,965
預付款項、按金及其他應收賬款		**4,794**	8,701
有限制銀行結餘及存款	12	**7,530**	7,525
銀行結存及現金		**10,844**	21,517
		211,209	213,235
流動資產			
應付貿易賬款	10	**93,609**	84,861
其他應付賬款及應計費用		**31,316**	35,656
短期有抵押銀行貸款		**98,766**	91,531
長期銀行貸款之即期部份		**15,000**	15,000
應付融資租賃之即期部份		**6,979**	6,478
應付税項		**7,007**	9,707
		252,677	243,233
淨流動負債		**(41,468)**	(29,998)
總資產減流動負債		**342,914**	357,801
非流動負債			
長期銀行貸款		**70,000**	77,500
應付融資租賃		**5,436**	6,918
		75,436	84,418
資產淨值		**267,478**	273,383
資本及儲備			
已發行股本		**86,873**	86,873
儲備		**180,605**	186,510
		267,478	273,383

簡明綜合權益變動表

	資本 千港元 (未審核)	股份溢價 千港元 (未審核)	資本購回儲備 千港元 (未審核)	兌換變動儲備 千港元 (未審核)	繳納盈餘 千港元 (未審核)	累積虧損 千港元 (未審核)	總數 千港元 (未審核)
於二零零三年四月一日	86,873	282,049	1,265	139	51	(98,299)	272,078
本期間溢利	–	–	–	–	–	1,352	1,352
於二零零三年九月三十日	86,873	282,049	1,265	139	51	(96,947)	273,430
於二零零四年四月一日	86,873	282,049	1,265	139	51	(96,994)	273,383
本期間(虧損)	–	–	–	–	–	(5,905)	(5,905)
於二零零四年九月三十日	86,873	282,049	1,265	139	51	(102,899)	267,478

簡明綜合現金流量表

	截至九月三十日止六個月	
	二零零四年 千港元 (未審核)	二零零三年 千港元 (未審核)
經營業務現金流入／(流出)淨額	**5,514**	(86,956)
投資業務之現金流出淨額	**(14,940)**	(27,496)
融資活動之現金(流出)／流入淨額	**(1,247)**	102,808
現金及現金等值項目減少淨額	**(10,673)**	(11,644)
期初現金及現金等值項目	**21,517**	18,951
期終現金及現金等值項目	**10,844**	7,307

未審核中期財務報表附註

1. 編製基準

此簡明綜合中期財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之披露規定作出適當披露。並根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」而編製。

2. 主要會計政策

此簡明綜合中期財務報表乃根據歷史成本法編製。

所採納之會計政策與編撰本集團截至二零零四年三月三十一日止年度之年度經審核財務報表所採納者一致。

3. 分部資料

根據本集團之內部財務報告，由於本集團的營業額及業績超過90%是來自製造及買賣家居用品。故此，本集團決定報告形式以地區分類為主，而毋需提供業務分部資料。

按本集團的客戶地區分佈之營業額及業務分析如下：

	營業額 九月三十日		分部業績 九月三十日	
	二零零四年 千港元 （未審核）	二零零三年 千港元 （未審核）	二零零四年 千港元 （未審核）	二零零三年 千港元 （未審核）
美國	**171,294**	133,608	**16,715**	19,892
加拿大	**11,133**	14,412	**821**	709
香港	**26,111**	26,540	**6,494**	6,120
中國大陸	**30,647**	46,238	**(5,841)**	(2,405)
歐洲	**16,783**	15,697	**2,483**	1,364
其他	**8,862**	10,733	**1,472**	1,308
	264,830	247,228	**22,144**	26,988
未予分配之企業成本			**(24,264)**	(21,502)
經營業務之（虧損）／溢利			**(2,120)**	5,486
財務費用			**(2,946)**	(3,607)
應佔聯營公司虧損			**(683)**	(341)
稅項			**(156)**	(186)
股東應佔（虧損）／溢利			**(5,905)**	1,352

4. 經營(虧損)／溢利

已扣除(計入)下列各項：

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
	(未審核)	(未審核)
折舊	**17,248**	17,860
呆壞存貨撥備	**247**	1,376
呆壞賬撥備	**2,872**	838
匯兑虧損淨額	**222**	304
員工成本	**34,540**	38,360
利息收入	**(15)**	(141)
租金收入(已扣除開支)	**(205)**	(222)
回撥聯營公司減值準備	**0**	(40)

5. 稅項

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
	(未審核)	(未審核)
本期間撥備：		
香港利得稅	**0**	64
中國企業所得稅	**156**	122
	156	186

香港所得稅按估計應課稅溢利之17.5%(二零零三年：17.5%)計算。

中國企業所得稅乃按中國附屬公司之估計應課稅溢利之15%(二零零三年：15%)計算。

由於涉及之金額甚微，故沒有在簡明財務報表中確認遞延稅項撥備。

6. **股息**

董事會不建議就本期間派發中期股息（二零零三年：無）。

7. **每股（虧損）／盈利**

每股基本（虧損）／盈利乃根據本期間之股東應佔日常業務（虧損）淨額5,905,000港元（二零零三年：溢利1,352,000港元）及本期間已發行普通股之加權平均數868,733,440股（二零零三年：868,733,440股）計算。

由於本公司並無具攤薄作用之潛在普通股，故並無呈列每股攤薄虧損。就去年同期行使之可換股債券對每股攤薄盈利產生反攤薄效應，故每股攤薄盈利並無顯示。

8. **添置物業、廠房及設備**

於期內，本集團耗用約16,100,000港元（截至二零零三年九月三十日止六個月：28,200,000港元）收購物業、廠房及設備。

9. **應收貿易賬款及票據**

本集團一般給予貿易客戶30至60日之信貸期。本集團應收貿易賬款及票據（已扣除壞賬撥備）之賬齡分析如下：

	二零零四年 九月三十日 *千港元* （未審核）	二零零四年 三月三十一日 *千港元* （已審核）
少於一個月	**43,963**	39,565
一個月至兩個月	**32,741**	23,096
兩個月至三個月	**16,274**	9,546
三個月至六個月	**14,438**	15,787
六個月至一年	**4,156**	4,971
	111,572	92,965

10. 應付貿易賬款

應付貿易賬款賬齡分析如下：

	二零零四年 九月三十日 *千港元* （未審核）	二零零四年 三月三十一日 *千港元* （已審核）
少於三個月	**55,511**	50,212
三個月至六個月	**24,357**	22,084
六個月至一年	**12,110**	12,005
超過一年	**1,631**	560
	93,609	84,861

11. 承擔

(a) 資本開支承擔

	二零零四年 九月三十日 *千港元* （未審核）	二零零四年 三月三十一日 *千港元* （已審核）
已簽訂合約但未撥備（扣除已付按金）	**10,460**	13,047

(b) 經營租賃承擔

本集團按不可撤銷的營業租賃租約應付之將來最低租金總額如下：

	二零零四年 九月三十日 *千港元* （未審核）	二零零四年 三月三十一日 *千港元* （已審核）
一年內	**2,217**	3,251
兩年至五年（包括首尾兩年）	**903**	1,156
	3,120	4,407

12. 有限制銀行結餘及存款

於二零零四年九月三十日，銀行就授出之一般銀行融資而持有本集團約7,500,000港元（二零零四年三月三十一日：7,500,000港元）之有限制銀行存款。

財務摘要

業績概覽

截至二零零四年九月三十日止六個月，本集團營業額約為港幣二億六千四百八十萬元，較去年同期之港幣二億四千七百二十萬元增加7%。然而，由於原材料成本逐步增加，導致本集團錄得經營虧損港幣二百一十萬元，而去年同期則為經營溢利港幣五百五十萬元。此外，股東應佔虧損為港幣五百九十萬元，去年同期則錄得股東應佔溢利港幣一百四十萬元。本集團每股基本虧損為0.68港仙。

於回顧期內，本集團並無收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與最近的年報相比，並無重大改變。

流動資金和財政資源

於二零零四年九月三十日，本集團之淨資產跌至港幣二億六千七百五十萬元，每股資產淨值為30.8港仙。同時，本集團總資產值為港幣五億九千五百六十萬元，其中現金及銀行存款約佔港幣一千八百四十萬元。本集團的綜合借貸達港幣一億九千六百二十萬元。本集團之負債資產比率由二零零四年三月三十一日的72%，微升至二零零四年九月三十日的73%。

集團資本架構

於二零零四年九月三十日，本集團的主要借貸包括一項由中國銀行深圳市寶安分行提供為期三年的銀行貸款，並已於二零零四年九月份內支付第一期還款額港幣七百五十萬元，目前該筆貸款的結欠為港幣八千五百萬元。此外，本集團尚有兩項短期循環銀行貸款，合共港幣六千五百萬元。

所有借貸均以港幣結算，而借貸之息率均為浮息。由於市場息率穩定，加上本集團已提早於二零零三年十一月份償還未償還債務，令回顧期內的財務費用較去年同期下調18%。

集團資產抵押

於二零零四年九月三十日，本集團賬面值港幣二億三千五百一十萬元(二零零四年三月三十一日：港幣二億四千五百三十萬元)的若干資產已作為本集團向銀行融資的抵押擔保。

重大投資或資本資產之未來計劃

本集團並無任何重大未來投資計劃，惟本集團將恰當地作出資本性資產投資，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自本集團的經營收入，其次來自可取得的銀行融資額。

外幣兌換風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兑人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兌換風險極低。

業務分部資料

本集團按市場地區劃分之銷售業務並無大變化，北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之業務分佈比例分別為69%、12%、10%、6%及3%。

或然負債

於回顧期內，本集團的或然負債與最近之年報所示者，並無重大改變。

僱員資料

於二零零四年九月三十日，本集團僱員總數為4,191人，遍佈於中、港兩地之辦公室及廠房。僱員之薪酬是以其個人職責、資格、經驗及表現來釐定。本集團亦有為員工提供在職培訓及安全訓練。

本集團設有股份認購權計劃，惟於回顧期內並無任何僱員獲得股份認購權。

業務回顧

儘管營業額微升7%，但由於塑膠及鋼鐵兩大原材料價格較二零零四年初大幅上漲40%，導致本集團的生產成本上升，使通達工業於回顧期內分別錄得經營虧損港幣二百一十萬元及股東應佔虧損港幣五百九十萬元。

於回顧期內，本集團積極擴闊客戶層面，並成功與來自美國、加拿大、澳洲、意大利及英國的大型分銷商訂約。此外，本集團亦推出了多種新產品，包括電熱保溫器、硅橡膠烤刷及水壺。

國際業務

截至二零零四年九月三十日止六個月，本集團的海外市場合共錄得港幣二億零八百一十萬元的銷售額，較去年同期上升19%。

於回顧期內，美國市場表現有所改善，主要是由於按揭息口低企，樓市活躍，新樓盤銷售持續增加，刺激市場對家居產品的需求，導致銷售額由去年同期的港幣一億三千三百六十萬元增加至港幣一億七千一百三十萬元，增幅達28%。

加拿大市場的表現仍未見改善跡象，銷售額較去年同期的港幣一千四百四十萬元下跌23%至港幣一千一百一十萬元。歐洲市場的銷售表現平穩，營業額達港幣一千六百八十萬元，較去年同期錄得的港幣一千五百七十萬元增加7%，此有賴本集團自兩年前起積極加強與歐洲客戶的聯繫，取得穩定的收入來源。其他國際市場的營業額合共下跌17%至港幣八百九十萬元。

中國大陸業務

於回顧期內，中國市場表現未如理想，銷售額較去年同期港幣四千六百二十萬元下跌34%至港幣三千零六十萬元。

目前，本集團在中國大陸擁有二十五個銷售辦事處及四個內地分銷商。為了繼續擴大地域覆蓋範圍，本集團將委任更多內地分銷商，取替表現遜色的銷售辦事處。

香港業務

於回顧年度，香港銷售由去年的港幣二千六百五十萬元微跌2%至港幣二千六百一十萬元。

前景

展望未來，通達工業相信業務發展面對的最大挑戰仍將來自塑膠及鋼鐵原材料價格高企的問題，該等材料的價格短期並無下調的跡象。

為舒緩原材料成本對通達工業所構成的壓力，本集團已逐步將客戶層面的重心轉移至高邊際利潤的原件生產客戶。本集團亦計劃透過加強產品發展提高邊際利潤。本集團的專利產品「叮叮盤」烤盤在開拓國際市場方面更成功接洽加拿大的大型廚具分銷商並簽訂下一份價值十二萬美元的合同。因此，本集團將會在短期內推出更多烤具產品，此外更計劃在二零零五年推出一系列的電熱保溫器新產品。

董事及主要行政人員於股本、相關股份或債權證之權益及淡倉

於二零零四年九月三十日，有關本公司董事及主要行政人員擁有本公司或其任何相聯法團（按證券及期貨條例第XV部份之涵義）之股份、相關股份或債權證之權益及淡倉，而須列入按證券及期貨條例第352條規定而存置之登記冊內，或須根據香港聯合交易所有限公司（「聯交所」）上市規則（「上市規則」）之上市公司董事進行證券交易之標準守則（「標準守則」）知會本公司之詳情如下：

董事姓名	權益性質	持有本公司每股面值0.10港元已發行普通股之數目
江益明先生*(附註)*	公司	286,984,000

附註： 江益明先生透過Concept Developments Limited（「Concept」）而被視為擁有本公司286,984,000股普通股之實益權益，Concept之全部已發行股本由江益明先生擁有。

除本文所披露外，於二零零四年九月三十日，本公司各董事及主要行政人員於本公司及其相聯法團（按證券及期貨條例第XV部份之涵義），概無擁有任何根據證券及期貨條例第352條規定而存置之登記名冊內或根據標準守則知會本公司之股份、相關股份或債權證之權益及股份淡倉。

再者，本公司並無授出根據自二零零二年八月八日起所採納之購股權計劃下之購股權。除此之外，於本期間內本公司或其任何附屬公司概無參與任何安排，使本公司董事及彼等各自之配偶及十八歲以下之子女可藉購入本公司或任何其他公司之股份或債券而得益。

主要股東

除上述披露有關董事及主要行政人員所持之權益，根據證券及期貨條例第XV部第336條規定而存置之主要股東權益登記冊所顯示，於二零零四年九月三十日，下列佔本公司已發行股本5%或以上權益之主要股東已知會本公司。

股東名稱	持有普通股數目	佔已發行普通股之百份比
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Concept Developments Limited	286,984,000	33.0%
Primewell Investment Limited *(附註1)*	117,491,777	13.52%
Silvermark International Limited *(附註2)*	55,657,926	6.41%

附註1：陳櫻之小姐透過Primewell Investment Limited（「Primewell」）而被視為擁有本公司117,491,777股普通股之實益權益。Primewell之全部已發行股本由陳櫻之小姐擁有。連同她個人擁有本公司32,703,421股普通股，陳櫻之小姐被視為擁有本公司共150,195,198股普通股。

附註2：周惠蓮小姐透過Silvermark International Limited（「Silvermark」）而被視為擁有本公司55,657,926股普通股之實益權益。Silvermark之全部已發行股本由周惠蓮小姐擁有。

除上述披露外，於二零零四年九月三十日，根據證券及期貨條例第336條規定而存置之主要股東權益登記冊內，並無其他人士在本公司之股份及相關股份中擁有任何權益及股份淡倉的記錄。

購買、贖回或出售本公司之上市證券

本公司或其任何附屬公司於本期間內概無購買、贖回或出售本公司之任何上市證券。

審核委員會

審核委員會已連同管理層審閱本集團所採用之會計準則及實務，並已討論內部監控和財務匯報事宜，包括審閱截至二零零四年九月三十日止六個月之未經審核中期財務報告。

遵守最佳應用守則

根據本公司董事所知，除本公司之獨立非執行董事並無固定任期外，本公司於本期間內已遵守由上市規則附錄14所載之最佳應用守則。

標準守則

本集團已採納了香港聯合交易所有限公司頒佈之證券上市規則附錄10所載的標準行為守則。於期內所有董事已遵守標準守則內所規定的標準。

承董事會命
雲惟生
主席

香港，二零零四年十二月二十三日

Flat E-H, 24/F., Phase II, Superluck Industrial Centre,
57 Sha Tsui Road, Tsuen Wan, Hong Kong.
香港荃灣沙咀道五十七號荃運工業中心第二期二十四樓 E-H 座




INTERIM REPORT 2004

MAGICIAN
INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

ANNOUNCEMENT OF INTERIM RESULTS – FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

RESULTS

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2004 (the "Period") together with the comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	**Six months ended 30th September, 2004 HK$'000 (unaudited)**	2003 HK$'000 (unaudited)
Turnover	3	**264,830**	247,228
Cost of sales		**(209,876)**	(183,412)
Gross Profit		**54,954**	63,816
Other revenues		**1,118**	1,619
Selling and distribution expenses		**(19,906)**	(21,828)
Administrative and other operating expenses		**(38,286)**	(38,121)
		(57,074)	(58,330)

	Notes	Six months ended 30th September, 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
(Loss)/Profit from operations	4	**(2,120)**	5,486
Finance costs		**(2,946)**	(3,607)
Share of loss of an associate company		**(683)**	(341)
(Loss)/Profit from ordinary activities before taxation		**(5,749)**	1,538
Taxation	5	**(156)**	(186)
(Loss)/Profit attributable to shareholders		**(5,905)**	1,352
(Loss)/Earnings per share	7		
– Basic, HK cents		**(0.68)**	0.16
– Diluted, HK cents		**N/A**	N/A

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated interim financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual audited financial statements for the year ended 31 March 2004.

3. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments are its primary reporting format and no business segment information is presented as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

An analysis of the Group's turnover and results for the Period by location of customers is as follows:

	Turnover Six months ended 30th September,		Segment results Six months ended 30th September,	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
USA	**171,294**	133,608	**16,715**	19,892
Canada	**11,133**	14,412	**821**	709
Hong Kong	**26,111**	26,540	**6,494**	6,120
Mainland China	**30,647**	46,238	**(5,841)**	(2,405)
Europe	**16,783**	15,697	**2,483**	1,364
Others	**8,862**	10,733	**1,472**	1,308
	264,830	247,228	**22,144**	26,988
Unallocated corporate expenses			**(24,264)**	(21,502)
(Loss)/Profit from operations			**(2,120)**	5,486
Finance costs			**(2,946)**	(3,607)
Share of loss of an associate			**(683)**	(341)
Taxation			**(156)**	(186)
(Loss)/Profit attributable to shareholders			**(5,905)**	1,352

4. (LOSS)/PROFIT FROM OPERATIONS

This is stated after crediting and charging the following:

	Six months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Depreciation	**17,248**	17,860
Provision for inventory obsolescence	**247**	1,376
Provision for bad and doubtful debts	**2,872**	838
Exchange loss, net	**222**	304
Staff costs	**34,540**	38,360
Bank interest income	**(15)**	(141)
Rental income, net of outgoings	**(205)**	(222)
Write-back of provision for impairment in value of an associated company	**0**	(40)

5. TAXATION

	Six months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Current period provision:		
Hong Kong profits tax	**0**	64
PRC enterprise income tax	**156**	122
	156	186

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the Period.

PRC enterprise income tax has been provided at 15% (2003: 15%) on the estimated assessable profit generated by the PRC subsidiary.

No provision for deferred taxation has been recognised in the condensed consolidated financial statements as the amount involved is insignificant.

6. DIVIDENDS

The directors of the Company do not recommend the payment of interim dividend (2003: Nil) in respect of the Period.

7. **(LOSS)/EARNINGS PER SHARE**

The calculation of basic (loss)/earnings per share is based on the loss attributable to shareholders for the Period of HK$5,985,000 (2003: profit of HK$1,352,000), divided by the weighted average number of ordinary shares outstanding during the Period of 868,733,440 shares (2003: 868,733,440 shares).

No diluted loss per share has been presented as the Company did not have any dilutive potential ordinary shares during the Period. The diluted earnings per share for the same period of last year has not been shown as the effect arising from the exercise of convertible bonds would be anti-dilutive.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Highlights

General Information

For the six months ended 30th September, 2004, the Group recorded a turnover of approximately HK$264.8 million, representing an increase of 7% when compared with the HK$247.2 million reported for the corresponding period last year. However, due to escalating raw material cost, the Group reported an operating loss of HK$2.1 million compared to an operating profit of HK$5.5 million last year, and a net loss attributable to shareholders of HK$5.9 million when compared to a profit of HK$1.4 million during the same period last year. The Group's basic loss per share was HK0.68 cents.

No principal subsidiaries or associated companies were acquired or disposed of during the period under review, while investments held have not been materially changed from those disclosed in the latest annual report.

Liquidity and Financial Resources

As at 30th September, 2004, the Group's net assets decreased to HK$267.5 million, rendering net asset value per share at HK30.8 cents. The Group's total assets at that date were valued at HK$595.6 million, including cash and bank deposits totaling approximately HK$18.4 million. Consolidated borrowings amounted to HK$196.2 million. Its debt-to-equity ratio has been slightly increased, from 72% as at 31st March, 2004 to 73% as at 30th September, 2004.

Capital Structure of the Group

As at 30th September, 2004, the Group's major borrowings included a three-year term loan provided by Bank of China, Baoan, Shenzhen, which had an outstanding balance of HK$85 million after paying one installment of HK$7.5 million in September 2004, and two short-term revolving loans totaling HK$65 million.

All of the Group's borrowings have been denominated in Hong Kong dollars and made on a floating-rate basis. As a result of stable market interest rates and the early repayments of outstanding debts in November 2003, the finance costs for the period under review have further dropped by 18% compared to the corresponding period last year.

Charges on Group Assets

Certain assets of the Group having a carrying value of HK$235.1 million as at 30th September, 2004 (31st March, 2004: HK$245.3 million) were pledged to secure banking facilities of the Group.

Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditure in capital assets, in particular for the new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from trading revenue that the Group will generate, coupled with banking facilities that it may obtain.

Exposure to Foreign-Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and that there has been minimal fluctuation in the exchange rate between the Hong Kong dollar and Chinese Renminbi, the Group has had minimal exposure to currency-exchange risk.

Segment Information

The sales distribution by geographical area has not changed materially. The Group's biggest market continues to be North America. The sales distribution for North America, Mainland

China, Hong Kong, Europe and others was 69%, 12%, 10%, 6% and 3%, respectively.

Contingent Liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in the latest annual report.

Employee Information

As at 30th September, 2004, the Group employed a workforce of 4,191 employees in its various offices and factories in Hong Kong and Mainland China. Magician offered competitive remuneration packages, commensurate with individual responsibilities, qualification, experience and performance. The Group also provided on-the-job training and organized safety programs for its employees.

There was a share-option scheme in force but no share option was granted during the period under review.

Review of Operations

Despite a 7% increase in turnover, Magician recorded an operating loss of HK$2.1 million and a net loss attributable to shareholders of HK$5.9 million for the period under review. These losses were mainly attributable to the rising cost of production, as the price of the Group's two major raw materials – plastics and steel - has climbed by as much as 40% since early 2004.

Nevertheless, the Group made some progress in customers base expansion during the period under review by sealing contracts with some large distributors in the US, Canada, Australia, Italy and the UK. Besides, Group also launched a number of new products, including electric thermo plastic coolers, silicone BBQ brushes and water bottles.

International Sales

For the six months ended 30th September, 2004, overseas sales totaled HK$208.1 million, representing an increase of 19% when compared to the same period last year.

During the period under review, the performance of the US market improved with a sales increase of 28% to HK$171.3 million when compared to HK$133.6 million for the same period last year.

This increase was mainly due to an extremely vibrant housing market as new-home sales continued to climb due to low mortgage interest rates, which generated greater demand for household products.

However, there was no improvement in the Canadian market in which saw sales dropped 23% to HK$11.1 million compared to HK$14.4 million over the same period last year. European sales performance was fair with a turnover of HK$16.8 million, representing an increase of 7% over the HK$15.7 million reported for the same period last year. This stable performance was attributable to our initiatives to nurture a stronger bond with European customers since two years ago, which secured steady revenue stream. The turnover from other international markets recorded a combined decreased 17% to HK$8.9 million.

Mainland China Sales

During the period under review, PRC performance was disappointing with a sales decline of 34% to HK$30.6 million when compared to the HK$46.2 million for the same period last year.

The Group is now maintaining a total of 25 direct sales offices and four local distributors in Mainland China. To continue expanding its geographical coverage in the PRC, the Group will appoint more locally based distributors to replace underperforming direct sales offices in the PRC.

Hong Kong Sales

During the period under review, Hong Kong sales recorded a slight decrease of 2% to HK$26.1 million from last year's HK$26.5 million.

Prospects

Looking ahead, Magician believes its greatest challenge will still come from the high cost of its raw materials — plastics and steel, which have shown no signs of price drop in the immediate future.

To combat pressures of raw material cost exerted on Magician's operations, the Group has gradually shifted its focus of its client base to high profit margin OEM customers. The Group also plans

to enhance its profit margin through strengthening of product development. The Group's patent-product – "TurboBake" pan has proved to be very successful in opening up global markets with a latest contract worth US$120,000 coming from a large kitchenware distributor in Canada. Following this success, the Group will launch more bakeware products in the near future. The Group also plans to launch a new product series – Electric Thermo Plastic Cooler, in 2005.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30th September, 2004, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") were as follows:

Name of director	Nature of interests	Number of issued ordinary shares of HK$0.10 each in the Company
Mr. Kong Yick Ming *(note)*	Corporate	286,984,000

Note: Mr. Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr. Kong Yick Ming.

Save as disclosed herein, as at 30th September, 2004, none of the directors or chief executive of the Company had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register

required to be kept under Section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code.

Furthermore, no share options were granted under the Company's share option scheme since its adoption on 8th August, 2002. Other than that, at no time during the Period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, their spouses or children under the age of 18 have any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of the directors and chief executives, as at 30th September, 2004, the register of substantial shareholders maintained under Section 336 of Part XV of the SFO showed that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital.

Name	Number of issued ordinary shares held	Percentage of total issued ordinary shares
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Concept Developments Limited	286,984,000	33.0%
Primewell Investment Limited *(note 1)*	117,491,777	13.52%
Silvermark International Limited *(note 2)*	55,657,926	6.41%

Note 1: Ms Chan Ying Gi, Dorice is deemed to have a beneficial interest in 117,491,777 shares of the Company through Primewell Investment Limited, the entired issued share capital of which is beneficially owned by Ms Chan Ying Gi, Dorice. Included her personal interest of 32,703,421 ordinary shares, she is deemed to have a total of 150,195,198 ordinary shares of the Company.

Note 2: Ms Zhou Hui Lian is deemed to have a beneficial interest in 55,657,926 shares of the Company through Silvermark International Limited, the entired issued share capital of which is beneficially owned by Ms Zhou Hui Lian.

Save as disclosed above, as at 30th September, 2004, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the Period.

AUDIT COMMITTEE

The Audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements for the Period.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the Period, except that the independent non-executive directors of the Company are not appointed for specific terms.

MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors have confirmed following enquiry by the Company, that they have complied with the required standard set out in Model Code throughout the Period.

POSTING OF THE INTERIM RESULTS ON THE STOCK EXCHANGE WEBSITE

All information required by paragraph 46(1)-46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in the due course.

On behalf of the Board
Will Hoon Wee Teng
Chairman

Hong Kong, 23rd December, 2004

As at the date to this announcement, the Board comprises Mr. Will Hoon Teng (Chairman and Non-Executive Director), Mr. Patrick Zee being an Executive Director, Mr. Kenneth Chan Chun Hing, Mr. Wong Kwong Chi, Mr. Kong Yick Ming, Mr. Ku Ling Yu, John and Miss Katrina Kak Zhi Yi, being Non-Executive Directors, Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Andrew Ma Chiu Cheung being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)
(股份代號：526)

截至二零零四年九月三十日止六個月之中期業績公佈

業績

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)宣佈，本公司及其附屬公司(「本集團」)截至二零零四年九月三十日止六個月(「本期間」)之未經審核業績連同二零零三年同期之比較數字如下：

簡明綜合收益表

	附註	截至九月三十日止六個月 二零零四年 千港元 (未審核)	 二零零三年 千港元 (未審核)
營業額	3	**264,830**	247,228
銷售成本		**(209,876)**	(183,412)
毛利		**54,954**	63,816
其他收入		**1,118**	1,619
銷售及分銷成本		**(19,906)**	(21,828)
行政及其他營運支出		**(38,286)**	(38,121)
		(57,074)	(58,330)
經營(虧損)／溢利	4	**(2,120)**	5,486
財務費用		**(2,946)**	(3,607)
應佔聯營公司虧損		**(683)**	(341)
除税前日常業務之(虧損)／溢利		**(5,749)**	1,538
税項	5	**(156)**	(186)
股東應佔(虧損)／溢利		**(5,905)**	1,352
每股(虧損)／盈利	7		
一基本(港仙)		**(0.68)**	0.16
一攤薄(港仙)		**不適用**	不適用

未審核中期財務報表附註

1. **編製基準**

此簡明綜合中期財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之披露規定作出適當披露。並根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」而編製。

2. **主要會計政策**

此簡明綜合中期財務報表乃根據歷史成本法編製。

所採納之會計政策與編撰本集團截至二零零四年三月三十一日止年度之年度經審核財務報表所採納者一致。

3. **分部資料**

根據本集團之內部財務報告，由於本集團的營業額及業績超過90%是來自製造及買賣家居用品。故此，本集團決定報告形式以地區分類為主，而毋需提供業務分部資料。

按本集團的客戶地區分佈之營業額及業務分析如下：

	營業額		分部業績	
	截至九月三十日止六個月		截至九月三十日止六個月	
	二零零四年 千港元 (未審核)	二零零三年 千港元 (未審核)	**二零零四年 千港元 (未審核)**	二零零三年 千港元 (未審核)
美國	**171,294**	133,608	**16,715**	19,892
加拿大	**11,133**	14,412	**821**	709
香港	**26,111**	26,540	**6,494**	6,120
中國大陸	**30,647**	46,238	**(5,841)**	(2,405)
歐洲	**16,783**	15,697	**2,483**	1,364
其他	**8,862**	10,733	**1,472**	1,308
	264,830	247,228	**22,144**	26,988
未予分配之企業成本			**(24,264)**	(21,502)
經營業務之(虧損)／溢利			**(2,120)**	5,486
財務費用			**(2,946)**	(3,607)
應佔聯營公司虧損			**(683)**	(341)
税項			**(156)**	(186)
股東應佔(虧損)／溢利			**(5,905)**	1,352

4. **經營(虧損)／溢利**

已扣除(計入)下列各項：

	截至九月三十日止六個月	
	二零零四年 千港元 (未審核)	二零零三年 千港元 (未審核)
折舊	**17,248**	17,860
呆壞存貨撥備	**247**	1,376
呆壞賬撥備	**2,872**	838
匯兑虧損淨額	**222**	290
員工成本	**34,540**	38,360
銀行利息收入	**(15)**	(141)
租金收入(已扣除開支)	**(205)**	(222)
回撥聯營公司減值準備	**0**	(40)

5. **稅項**

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
	(未審核)	(未審核)
本期間撥備		
香港利得稅	**0**	64
中國企業所得稅	**156**	122
	156	186

香港所得稅按估計應課稅溢利之17.5%(二零零三年：17.5%)計算。

中國企業所得稅乃按中國附屬公司之估計應課稅溢利之15%(二零零三年：15%)計算。

由於涉及之金額甚微，故沒有在簡明財務報表中確認遞延稅項撥備。

6. **股息**

董事會不建議就本期間派發中期股息(二零零三年：無)。

7. **每股(虧損)／盈利**

每股基本(虧損)／盈利乃根據本期間之股東應佔日常業務(虧損)淨額5,985,000港元(二零零三年：溢利1,352,000港元)及本期間已發行普通股之加權平均數868,733,440股(二零零三年：868,733,440股)計算。

由於本公司並無具攤薄作用之潛在普通股，故並無呈列每股攤薄虧損。就去年同期行使之可換股債券對每股攤薄盈利產生反攤薄效應，故每股攤薄盈利並無顯示。

管理層討論與分析

財務摘要

業績概覽

截至二零零四年九月三十日止六個月，本集團營業額約為港幣二億六千四百八十萬元，較去年同期之港幣二億四千七百二十萬元增加7%。然而，由於原材料成本逐步增加，導致本集團錄得經營虧損港幣二百一十萬元，而去年同期則為經營溢利港幣五百五十萬元。此外，股東應佔虧損為港幣五百九十萬元，去年同期則錄得股東應佔溢利港幣一百四十萬元。本集團每股基本虧損為0.68港仙。

於回顧期內，本集團並無收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與最近的年報相比，並無重大改變。

流動資金和財政資源

於二零零四年九月三十日，本集團之淨資產跌至港幣二億六千七百五十萬元，每股資產淨值為30.8港仙。同時，本集團總資產值為港幣五億九千五百六十萬元，其中現金及銀行存款約佔港幣一千八百四十萬元。本集團的綜合借貸達港幣一億九千六百二十萬元。本集團之負債資產比率由二零零四年三月三十一日的72%，微升至二零零四年九月三十日的73%。

資本架構

於二零零四年九月三十日，本集團的主要借貸包括一項由中國銀行深圳市寶安分行提供為期三年的銀行貸款，並已於二零零四年九月份內支付第一期還款額港幣七百五十萬元，目前該筆貸款的結欠為港幣八千五百萬元。此外，本集團尚有兩項短期循環銀行貸款，合共港幣六千五百萬元。

所有借貸均以港幣結算，而借貸之息率均為浮息。由於市場息率穩定，加上本集團已提早於二零零三年十一月份償還未償還債務，令回顧期內的財務費用較去年同期下調18%。

集團資產抵押

於二零零四年九月三十日，本集團賬面值港幣二億三千五百一十萬元(二零零四年三月三十一日：港幣二億四千五百三十萬元)的若干資產已作為本集團向銀行融資的抵押擔保。

重大投資或資本資產之未來計劃

本集團並無任何重大未來投資計劃，惟本集團將恰當地作出資本性資產投資，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自本集團的經營收入，其次來自可取得的銀行融資額。

外幣兌換風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兌人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兌換風險極低。

業務分部資料

本集團按市場地區劃分之銷售業務並無大變化，北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之業務分佈比例分別為69%、12%、10%、6%及3%。

或然負債

於回顧期內，本集團的或然負債與最近之年報所示者，並無重大改變。

僱員資料

於二零零四年九月三十日，本集團僱員總數為4,191人，遍佈於中、港兩地之辦公室及廠房。僱員之薪酬是以其個人職責、資格、經驗及表現來釐定。本集團亦有為員工提供在職培訓及安全訓練。

本集團設有股份認購權計劃，惟於回顧期內並無任何僱員獲得股份認購權。

業務回顧

儘管營業額微升7%，但由於塑膠及鋼鐵兩大原材料價格較二零零四年初大幅上漲40%，導致本集團的生產成本上升，使通達工業於回顧期內分別錄得經營虧損港幣二百一十萬元及股東應佔虧損港幣五百九十萬元。

於回顧期內，本集團積極擴闊客戶層面，並成功與來自美國、加拿大、澳洲、意大利及英國的大型分銷商訂約。此外，本集團亦推出了多種新產品，包括電熱保溫器、硅橡膠烤刷及水壺。

國際業務

截至二零零四年九月三十日止六個月，本集團的海外市場合共錄得港幣二億零八百一十萬元的銷售額，較去年同期上升19%。

於回顧期內，美國市場表現有所改善，主要是由於按揭息口低企，樓市活躍，新樓盤銷售持續增加，刺激市場對家居產品的需求，導致銷售額由去年同期的港幣一億三千三百六十萬元增加至港幣一億七千一百三十萬元，增幅達28%。

· 加拿大市場的表現仍未見改善跡象，銷售額較去年同期的港幣一千四百四十萬元下跌23%至港幣一千一百一十萬元。歐洲市場的銷售表現平穩，營業額達港幣一千六百八十萬元，較去年同期錄得的港幣一千五百七十萬元增加7%，此有賴本集團自兩年前起積極加強與歐洲客戶的聯繫，取得穩定的收入來源。其他國際市場的營業額合共下跌17%至港幣八百九十萬元。

中國大陸業務
於回顧期內，中國市場表現未如理想，銷售額較去年同期港幣四千六百二十萬元下跌30%至港幣三千零六十萬元。

目前，本集團在中國大陸擁有二十五個直銷辦事處及四個內地分銷商。為了繼續擴大地域覆蓋範圍，本集團將委任更多內地分銷商，取替表現遜色的直銷辦事處。

香港業務
於回顧年度，香港銷售由去年的港幣二千六百五十萬元微跌2%至港幣二千六百一十萬元。

前景

展望未來，通達工業相信業務發展面對的最大挑戰仍將來自塑膠及鋼鐵原材料價格高企的問題，該等材料的價格短期並無下調的跡象。

為舒緩原材料成本對通達工業所構成的壓力，本集團已逐步將客戶層面的重心轉移至高邊際利潤的原件生產客戶。本集團亦計劃透過加強產品發展提高邊際利潤。本集團的專利產品「叮叮盤」烤盤在開拓國際市場方面更成功接洽加拿大的大型廚具分銷商並簽訂下一份價值十二萬美元的合同。因此，本集團將會在短期內推出更多烤具產品，此外更計劃在二零零五年推出一系列的電熱保溫器新產品。

董事及主要行政人員於股本、相關股份或權證之權益及淡倉

於二零零四年九月三十日，有關本公司董事及主要行政人員擁有本公司或其任何相聯法團(按證券及期貨條例第XV部份之涵義)之股份、相關股份或債權證之權益及淡倉，而須列入按證券及期貨條例第352條規定而存置之登記冊內，或須根據香港聯合交易所有限公司(「聯交所」)上市規則(「上市規則」)之上市公司董事進行證券交易之標準守則(「標準守則」)知會本公司之詳情如下：

董事姓名	**權益性質**	**持有本公司每股面值0.10港元已發行普通股之數目**
江益明先生 *(附註)*	公司	286,984,000

附註： 江益明先生透過Concept Developments Limited (「Concept」) 而被視為擁有本公司286,984,000股普通股之實益權益，Concept之全部已發行股本由江益明先生擁有。

除本文所披露外，於二零零四年九月三十日，本公司各董事及主要行政人員於本公司及其相聯法團(按證券及期貨條例第XV部份之涵義)，概無擁有任何根據證券及期貨條例第352條規定而存置之登記名冊內或根據標準守則知會本公司之股份、相關股份或債權證之權益及股份淡倉。

再者，本公司並無授出根據自二零零二年八月八日起所採納之購股權計劃下之購股權。除此之外，於本期間內本公司或其任何附屬公司概無參與任何安排，使本公司董事及彼等各自之配偶及十八歲以下之子女可藉購入本公司或任何其他公司之股份或債券而得益。

主要股東

除上述披露有關董事及主要行政人員所持之權益，根據證券及期貨條例第XV部第336條規定而存置之主要股東權益登記冊所顯示，於二零零四年九月三十日，下列佔本公司已發行股本5%或以上權益之主要股東已知會本公司。

股東名稱	**持有普通股數目**	**佔已發行普通股之百份比**
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Concept Developments Limited	286,984,000	33.0%
Primewell Investment Limited *(附註1)*	117,491,777	13.52%
Silvermark International Limited *(附註2)*	55,657,926	6.41%

附註1： 陳櫻之小姐透過Primewell Investment Limited（「Primewell」）而被視為擁有本公司117,491,777股普通股之實益權益。Primewell之全部已發行股本由陳櫻之小姐擁有。連同她個人擁有本公司32,703,421股普通股，陳櫻之小姐被視為擁有本公司共150,195,198股普通股。

附註2： 周惠蓮小姐透過Silvermark International Limited（「Silvermark」）而被視為擁有本公司55,657,926股普通股之實益權益。Silvermark之全部已發行股本由周惠蓮小姐擁有。

除上述披露外，於二零零四年九月三十日，根據證券及期貨條例第336條規定而存置之主要股東權益登記冊內，並無其他人士在本公司之股份及相關股份中擁有任何權益及股份淡倉的記錄。

購買、贖回或出售本公司之上市證券

本公司或其任何附屬公司於本期間內概無購賣、贖回或出售本公司之任何上市證券。

審核委員會

審核委員會已連同管理層審閱本集團所採用之會計準則及實務，並已討論內部監控和財務匯報事宜，包括審閱截至二零零四年九月三十日止六個月之未經審核中期財務報告。

遵守最佳應用守則

根據本公司董事所知，除本公司之獨立非執行董事並無固定任期外，本公司於本期間內已遵守由上市規則附錄14所載之最佳應用守則。

標準守則

本集團已採納了香港聯合交易所有限公司頒佈之證券上市規則附錄10所載的標準行為守則。於期內所有董事已遵守標準守則內所規定的標準。

承董事會命
雲惟生
主席

香港，二零零四年十二月二十三日

於本公佈日期，本公司之董事會由雲惟生先生(主席兼非執行董事)，執行董事徐可剛先生，非執行董事陳駿興先生、王幹芝先生、江益明先生、顧陵儒先生及葛芷宜小姐，以及獨立非執行董事徐聖祺先生、張新龍先生及馬照祥先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 526)

CANCELLATION OF THE SPECIAL GENERAL MEETING ("SGM") TO BE HELD ON 24 DECEMBER 2004

Reference is made to the circular dated 6 December 2004 (the "Circular") issued to the shareholders of Magician Industries (Holdings) Limited (the "Company") regarding fixing the maximum number of directors of the Company, the appointment of independent non-executive directors and containing a notice of SGM to be convened at 11:00 a.m. on 24 December 2004.

The Company has been advised that the notice of SGM is invalid on the basis that the convening of the SGM by dispatch of the notice of SGM was not approved by the board of directors of the Company. **Therefore the SGM will not take place on 24 December 2004.**

At the request of the Company, trading in the securities of the Company has been suspended since 2:30 p.m. on 10 December 2004. Trading in the securities of the Company will remain suspended pending the release of a further announcement by the Company regarding, amongst other things, the convening of a special general meeting to consider fixing the maximum number of directors of the Company and the appointment of independent non-executive directors.

By Order of the Board
Magician Industries (Holdings) Limited
Patrick Zee
Executive Director

Hong Kong, 21 December 2004.

As at the date of this announcement, the Board of the Company comprises Mr. Will Hoon Wee Teng (Chairman and Non-Executive Director), Mr. Patrick Zee being an Executive Director, Mr. Kenneth Chan Chun Hing, Mr. Wong Kwong Chi, Mr. Kong Yick Ming, Mr. Ku Ling Yu, John and Miss Katrina Kok Zhi Yi, being Non-Executive Directors, Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Andrew Ma Chiu Cheung being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

(股份代號：526)

取消將於二零零四年十二月二十四日舉行之股東特別大會

謹此提述通達工業(集團)有限公司(「本公司」)於二零零四年十二月六日向股東所發表之通函(「該通函」)，就有關釐定本公司之最高董事人數、委任獨立非執行董事及載有於二零零四年十二月二十四日召開股東特別大會之通告。

本公司獲建議，由於已寄發之股東特別大會之通告未獲本公司董事會批准，故該股東特別大會之通告屬無效。因此，**本公司不會於二零零四年十二月二十四日舉行股東特別大會。**

應本公司之要求，本公司證券已於二零零四年十二月十日下午二時三十分暫停買賣。本公司證券將繼續暫停買賣，直至本公司再行發出公佈，除其他事項外，並包括召開股東特別大會以考慮釐定本公司之最高董事人數及委任獨立非執行董事。

承董事會命

通達工業(集團)有限公司

執行董事

徐可剛

香港，二零零四年十二月二十一日

於本公佈日期，本公司之董事會由雲惟生先生(主席兼非執行董事)，執行董事徐可剛先生，非執行董事陳駿興先生、王幹芝先生、江益明先生、顧陵儒先生及葛芷宜小姐，以及獨立非執行董事徐聖祺先生、張新龍先生及馬照祥先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
Stock Code: 526

NOTICE OF THE SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting ("SGM") of Magician Industries (Holdings) Limited ('the Company") will be held at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong on 24 December 2004 at 11:00 am for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. (a) (i) the maximum number of directors of the Company be and is hereby set at a number equal to two times the maximum number of directors previously set by the Company, plus one; or

(ii) if it has previously been decided in the bye-laws of the Company or otherwise that there shall be no maximum number of directors of the Company or if no such maximum number of directors of the Company has been previously set, the maximum number of directors of the Company be and is hereby set at a number equal to two times the number of directors of the Company in office immediate before the consideration of this resolution, plus one; and

(b) (i) Mr. Lee Kwan Hung, Eddie be appointed as Independent Non-executive Director of the Company with immediate effect.

(ii) Mr. U Keng Tin be appointed as Independent Non-executive Director of the Company with immediate effect.

By order of the Board
Kong Yick Ming
Chairman

Hong Kong, 6 December 2004

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company but must be present in person to represent the member. If the appointer is a corporation, the form of proxy must be under its common seal, or under the hand of an officer or attorney duly authorized on its behalf.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's Hong Kong branch share registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the SGM or any adjourned meeting should you so wish.

3. Where there are joint registered holders of any share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the SGM personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect hereof.

4. **For the purpose of determining entitlement to attend and vote at the SGM of the Company, the Company shall close its registers of members and transfers from 22 December to 24 December 2004 (both days inclusive). Any person who has acquired shares in the Company but has not lodged the share transfer with the Company's branch share registrars in Hong Kong should do so before 4:00 p.m. 21 December 2004 in order to qualify for attending and voting at the SGM.**

As at the date of this announcement, the Board of the Company comprises Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being Executive Directors, Mr. Wong Kwong Chi, Mr. Will Hoon Wee Teng, Mr. Kenneth Chan Chun Hing and Miss Katrina Kok Zhi Yi being Non-Executive Directors, Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Andrew Ma Chiu Cheung being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)
(股份代號：526)

股東特別大會通告

茲通告通達工業(集團)有限公司(「本公司」)謹訂於二零零四年十二月二十四日上午十一時正假座香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座舉行股東特別大會(「股東特別大會」)，以考慮並酌情通過下列決議案：

普通決議案

1. (a) (i) 釐定本公司之最高董事人數為相等於本公司過往所釐定之最高董事人數之兩倍加一名；或

(ii) 倘本公司之公司細則或其他條例過往已決定本公司並無最高董事人數，或倘過往並未釐定本公司之最高董事人數，釐定本公司之最高董事人數為相等於本公司緊接考慮本決議案前之在任董事人數之兩倍加一名；及

(b) (i) 委任李均雄先生為本公司之獨立非執行董事，即時生效；

(ii) 委任余擎天先生為本公司之獨立非執行董事，即時生效。

承董事會命
主席
江益明

香港，二零零四年十二月六日

附註：

1. 凡有權出席上述大會並可於會上投票之股東，均有權委派一名或以上代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東，惟須親身出席以代表股東。倘委任人為法團，則代表委任表格須加蓋公司印鑑或由公司負責人或獲正式授權之代理人代其親筆簽署。

2. 代表委任表格連同經簽署之任何授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本須儘快交回本公司之香港股份過戶登記處分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，或本公司之總辦事處及主要營業地點，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座，惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回，方為有效。填妥及交回代表委任表格後，股東仍可按意願親身出席股東特別大會或任何續會並於會上投票。

3. 倘屬任何股份之聯名登記持有人，則任何一名聯名持有人均可親身或委派代表就有關股份於股東特別大會上投票，猶如彼為唯一有權投票者；惟倘超過一名聯名持有人親身或委派代表出席股東特別大會，則就有關股份於本公司股東名冊排名首位之上述出席者方有權就有關股份投票。

4. 為確定股東出席本公司股東特別大會並於會上投票之資格，本公司將由二零零四年十二月二十二日起至二零零四年十二月二十四日止(包括首尾兩天)暫停辦理股份過戶登記手續。任何已購入本公司股份但並未向本公司之香港股份過戶登記分處遞交股份轉讓文件之人士，須於二零零四年十二月二十一日下午四時正前將股份轉讓文件交回本公司之香港股份過戶登記分處，以符合出席股東特別大會並於會上投票之資格。

於本公佈日期，本公司之董事會由執行董事江益明先生(主席)及顧陵儒先生，非執行董事王幹芝先生、雲惟生先生、陳駿興先生及葛芷宜小姐，以及獨立非執行董事徐聖祺先生、張新龍先生及馬照祥先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 00526)

Form of proxy for Special General Meeting (or any adjournment thereof)

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________

shares of HK$0.10 each in the capital of Magician Industries (Holdings) Limited (the "Company") HEREBY APPOINT[3] the Chairman of the meeting, or failing him ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the said meeting of the Company to be held at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong on 24 December, 2004 at 11:00 a.m. (or any adjournment thereof) in respect of the resolution(s) set out in the notice convening the said meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

			ORDINARY RESOLUTION	FOR[4]	AGAINST[4]
1.	(a)	(i)	the maximum number of directors of the Company be and is hereby set at a number equal to two times the maximum number of directors previously set by the Company, plus one; or		
		(ii)	if it has previously been decided in the bye-laws of the Company or otherwise that there shall be no maximum number of directors of the Company or if no such maximum number of directors of the Company has been previously set, the maximum number of directors of the Company be and is hereby set at a number equal to two times the number of directors of the Company in office immediate before the consideration of this resolution, plus one; and		
	(b)	(i)	Mr. Lee Kwan Hung, Eddie be appointed as Independent Non-executive Director of the Company with immediate effect.		
		(ii)	Mr. U Keng Tin be appointed as Independent Non-executive Director of the Company with immediate effect.		

Signature(s)[5]: ______________________ Date: ______________________

Notes:

1. Full name(s) and the address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, the form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, delete the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION TICK THE BOX MARKED "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer or attorney or other person duly authorized.
6. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's Hong Kong branch share registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or the head office and principal office of the Company, Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the said meeting or adjourned meeting.
7. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. A member entitled to attend and vote at the above meeting is entitled to appoint more than one proxy to attend and vote in his stead. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and delivery of this form of proxy will not preclude you from attending and voting at the meeting if you so wish.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

(股份代號:00526)

股東特別大會(或其任何續會)之代表委任表格

本人/吾等[註1] ______________________________

地址為 ______________________________

為Magician Industries (Holdings) Limited(通達工業(集團)有限公司)(「本公司」)股本中每股面值0.10港元之股份 ______________________________ 股[註2]之登記持有人,

茲委任[註3]大會主席(或如其未克出席) ______________________________

地址為 ______________________________

代表本人/吾等出席本公司訂於二零零四年十二月二十四日上午十一時正假座香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座舉行之上述會議(或其任何續會),並按如下指示(或如無指示,則以本人/吾等之代表認為適當者)就召開上述大會通告所述之決議案投票。

普通決議案				贊成[註4]	反對[註4]
1.	(a)	(i)	釐定本公司之最高董事人數為相等於本公司過往所釐定之最高董事人數之兩倍加一名;或		
		(ii)	倘本公司之公司細則或其他條例過往已決定本公司並無最高董事人數,或倘過往並未釐定本公司之最高董事人數,釐定本公司之最高董事人數為相等於本公司緊接考慮本決議案前之在任董事人數之兩倍加一名;及		
	(b)	(i)	委任李均雄先生為本公司之獨立非執行董事,即時生效;		
		(ii)	委任余擎天先生為本公司之獨立非執行董事,即時生效。		

簽署[註5]: ______________________ 日期: ______________________

附註:

1. 請以正楷填上全名及地址。
2. 請填上委派代表所代表以 閣下名義登記之股份數目。如無填報股份數目,本代表委任表格將被視為與全部以 閣下名義登記之本公司股本中之股份有關。
3. 如欲委派大會主席以外之人士為代表,請將「大會主席」之字樣刪去,並於適當欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**
4. **重要提示: 閣下如欲投票贊成上述決議案,請在「贊成」欄內填上「✔」號;如欲投票反對上述決議案,則請在「反對」欄內填上「✔」號。**如無填寫任何一欄,則 閣下之代表可酌情代表 閣下就有關決議案投票或棄權。 閣下之代表亦可酌情就任何於會上適當提呈而並未載於會議通告之決議案投票。
5. 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署;如為法人團體,則須加蓋公司印鑑或由公司負責人或獲正式授權之代理人或其他人士親筆簽署。
6. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本須儘快交回本公司之香港股份過戶登記處分處秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下,或本公司之總辦事處及主要營業地點,地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座,惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回,方為有效。
7. 倘屬任何股份之聯名登記持有人,任何一位聯名持有人可親身或委派代表就有關股份於會上投票,猶如彼為唯一有權投票者,倘超過一名聯名持有人出席任何大會,則排名首位之人士(不論親身或委派代表出席)之投票將獲接納,其他聯名持有人之投票則不會受理。
8. 凡有權出席上述大會並可於會上投票之股東,均有權委派一名或以上代表出席,並於投票表決時代其投票。委派代表毋須為本公司之股東,惟須親身出席大會以代表 閣下。
9. 在填妥及交回本代表委任表格後, 閣下依然有權出席會議並於會上投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Magician Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

FIXING THE MAXIMUM NUMBER OF DIRECTORS OF THE COMPANY

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

AND

NOTICE OF SPECIAL GENERAL MEETING

The notice convening a special general meeting of Magician Industries (Holdings) Limited (the "Company") to be held at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong on 24 December 2004 at 11:00 a.m. ("SGM") is set out on pages 6 to 7 of this circular. If you are not able to attend and/or vote at the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Hong Kong branch share registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

6 December 2004

This circular contains the explanatory statement required to be given to the shareholders of the Company (the "Shareholders") in compliance with Rules Governing the Listing of Securities (the "Listing Rules") of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") and to give all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions in the SGM.

REQUISITION FOR CONVENING A SGM FOR FIXING THE MAXIMUM NUMBER OF DIRECTORS OF THE COMPANY AND APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

In accordance with Bye-law 58 of the bye-laws of the Company ("Bye-laws"), and Sections 74 of the Companies Act 1981 of Bermuda (which Act, amended from time to time, is hereinafter referred to as the "Act"), Shareholders holding at the date of deposit of the requisition not less than one-tenth of the paid-up capital of the Company carrying the right to vote at any general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require a SGM to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition.

Bye-law 86(1) provides that there shall be no maximum number of directors. Section 91(1A) of the Act provides that a maximum number of directors may be determined by the Shareholders at a general meeting of the Company. Bye-law 86(1) also provides that the directors of the Company ("Directors") shall be elected or appointed in the first place at the statutory meeting of Shareholders and thereafter at the annual general meeting or at any SGM. The existing maximum number of directors of the Company as has been determined by the Shareholders in 1995 at the Shareholders meeting is fifteen (15) persons.

Accordingly, the Two Requisitionists submitted the Requisition Notice to the Board and requested to convene a SGM of the Company for considering the Proposals in accordance with Bye-law 58 and Section 74 of the Act. The Proposals includes (a) setting the maximum number of directors of the Company, and (b) appointing two Independent Non-executive Directors of the Company. The Proposals are also in compliance with Bye-law 86(1) and Section 91(1A) of the Act. Bye-law 58 and Section 71 of the Act are the only provisions governing the service of the Requisition Notice.

By the handing in of the Requisition Notice at a Board Meeting (hence submission to the Board) and by the deposit of such notice at the registered office of the Company, which the Two Requisitionists have done, the Company/the Board considers that the proper procedures for service of the Requisition Notice had been followed in accordance with the Bye-laws and the Act. The Company/the Board has not done any other due diligence work, and does not consider it necessary to do so.

Brief biographical details of the proposed Independent Non-executive Directors of the Company are set out in Appendix I to this circular. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the SGM is received after the printing of this circular, the Company will issue a supplementary circular to inform Shareholders of the details of the additional candidate proposed.

The Board has, after due consideration, resolved to convene a SGM in accordance with the Requisition Notice.

the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

RECOMMENDATION

In resolving upon the Requisition Notice, the Board duly took into consideration the education, qualifications and experiences of the two proposed Independent Non-executive Directors, the Board considered that both of them will be capable to provide constructive and independent opinions to the Board in respect of corporate governance, internal control and other business activities which are to the interest of the Company and the Shareholders as a whole.

Besides, the Board also considered the Proposal in respect of setting the maximum number of directors of the Company in compliance with Bye-law 86(1) and Section 91(1A) of the Act.

The Board considered that the procedures of the Requisition has been followed properly in compliance with Bye-law 58 and Section 74 of the Act and that the Proposals are reasonable and appropriate.

By order of the Board
Kong Yick Ming
Chairman

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通 達 工 業 (集 團) 有 限 公 司
(Incorporated in Bermuda with limited liability)
(Stock Code: 526)

NOTICE IS HEREBY GIVEN that a special general meeting ("SGM") of Magician Industries (Holdings) Limited ("the Company") will be held on 24 December 2004 at 11:00 a.m. at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1. (a) (i) the maximum number of directors of the Company be and is hereby set at a number equal to two times the maximum number of directors previously set by the Company, plus one; or

(ii) if it has previously been decided in the bye-laws of the Company or otherwise that there shall be no maximum number of directors of the Company or if no such maximum number of directors of the Company has been previously set, the maximum number of directors of the Company be and is hereby set at a number equal to two times the number of directors of the Company in office immediate before the consideration of this resolution, plus one; and

(b) (i) Mr. Lee Kwan Hung, Eddie be appointed as Independent Non-executive Director of the Company with immediate effect.

(ii) Mr. U Keng Tin be appointed as Independent Non-executive Director of the Company with immediate effect.

By order of the Board
Kong Yick Ming
Chairman

Hong Kong, 6 December 2004

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company but must be present in person to represent the member.

2. A form of proxy of the meeting is enclosed. If the appointer is a corporation, the form of proxy must be under its common seal, or under the hand of an officer or attorney duly authorized on its behalf.

3. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's Hong Kong branch share registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or the head office and principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the SGM or any adjourned meeting should you so wish.

4. 倘屬任何股份之聯名登記持有人，則任何一名聯名持有人均可親身或委派代表就有關股份於股東特別大會上投票，猶如彼為唯一有權投票者；惟倘超過一名聯名持有人親身或委派代表出席股東特別大會，則就有關股份於本公司股東名冊排名首位之上述出席者方有權就有關股份投票。

5. **為確定股東出席本公司股東特別大會並於會上投票之資格，本公司將由二零零四年十二月二十二日起至二零零四年十二月二十四日止(包括首尾兩天)暫停辦理股份過戶登記手續。任何已購入本公司股份但並未向本公司之香港股份過戶登記處分處遞交股份轉讓文件之人士，須於二零零四年十二月二十一日下午四時正前將股份轉讓文件交回本公司之香港股份過戶登記處分處，以符合出席股東特別大會並於會上投票之資格。**

本附錄載列將於本公司股東特別大會上擬議委任之獨立非執行董事之簡歷。

李均雄先生，38歲，於一九八八年在香港大學畢業，於一九八九年獲得法律深造證書。彼分別於一九九一年及一九九七年成為香港、英格蘭及威爾斯之認可執業律師。彼曾於聯交所擔任高級經理，現為胡關李羅律師事務所之合夥人。李先生亦為美麗寶國際控股有限公司之非執行董事。李先生曾擔任新宇國際實業(集團)有限公司及凱暉國際實業有限公司之獨立非執行董事，惟已分別於二零零二年三月二十六日及二零零四年九月二十二日辭任。除上文所披露者外，李先生並無於過去三年內在任何上市公眾公司擔任董事職務。李先生並無與本公司訂定固定服務年期，惟須根據公司細則輪值退任。李先生之董事袍金將由本公司董事會不時參照香港上市公司之獨立非執行董事之當時袍金幅度後釐定。

根據證券及期貨條例第XV部所界定，李先生並無持有本公司股份之任何權益，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。除本公司之獨立非執行董事外，李先生並無於本公司及其附屬公司擔任任何職位。

余擎天先生，54歲，畢業於美國三藩市大學，持有國際經濟學碩士學位。彼於東南亞股票市場擁有超過20年證券及股票投資之經驗，並對管理本地及海外證券企業有扎實豐富之經驗。自一九八零年代初，余先生曾分別擔任亞洲環球證券經紀有限公司、衛達證券有限公司及柏毅證券有限公司之交易董事，兼管理日常業務運作。自二零零零年起，余先生為多間證券公司提供一系列專業顧問服務。彼曾擔任凱暉國際實業有限公司之執行董事，惟已於二零零四年七月十六日辭任。除上文所披露者外，余先生並無於過去三年內在任何上市公眾公司擔任董事職務。余先生並無與本公司訂定固定服務年期，惟須根據公司細則輪值退任。余先生之董事袍金將由本公司董事會不時參照香港上市公司之獨立非執行董事之當時袍金幅度後釐定。

根據證券及期貨條例第XV部所界定，余先生並無持有本公司股份之任何權益，與本公司之任何其他董事、高級管理層、主要或控股股東亦無任何關係。除本公司之獨立非執行董事外，余先生並無於本公司及其附屬公司擔任任何職位。

除上文所披露者外，本公司之董事會並不知悉根據上市規則第13.51(2)條，有任何其他有關上述擬議委任之事宜需要本公司之證券持有人注意。

要求投票表決之權利

公司細則第66及第67條載列股東可要求投票表決之程序。

公司細則第66條規定，於大會上提呈表決之決議案須以舉手表決進行，惟(於宣佈舉手表決結果之前或當時或於撤回就投票表決之任何其他要求時)以下人士要求投票表決則作別論：

(a) 該大會主席；或

(b) 有權於大會上投票，並親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席之至少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席之一名或多名股東；或

(d) 親身出席(或如股東為法團，則由其正式授權代表出席)或由代表出席及持有獲賦予可在大會上投票權利之本公司股份之一名或多名股東，而有關本公司股份之繳足股款總額須相等於獲賦予該項權利之所有股份之繳足股款總額不少於十分之一。

由代表股東之人士或(如股東為法團)其正式授權代表提出之要求應被視為與股東提出之要求相同。

公司細則第67條規定，除非經正式提出投票表決要求，而有關要求並無撤回，否則由主席宣稱決議案已獲通過，或一致通過，或經特定大多數或不獲特定大多數股東通過，或不獲通過，則就此於本公司會議記錄所記入之結果應為事實之最終憑證，而毋須證明所記錄之贊成或反對決議案之票數或比例。

股東特別大會

本公司謹訂於二零零四年十二月二十四日上午十一時正假座香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座舉行股東特別大會，大會通告載於第6至第7頁，載有擬提呈之決議案，本公司將向股東提呈該等決議案作為普通決議案，以於上述股東特別大會上考慮釐定最高董事人數及委任兩名本公司獨立非執行董事，並就此投票。

若 閣下未能出席股東特別大會及／或於股東特別大會上投票，務請儘快將隨附之代表委任表格按其上印備之指示填妥，且無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回本公司之香港股份過戶登記處分處秘書商業服務有

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
(股份代號:526)

董事:
江益明先生*(主席)*
顧陵儒先生
王幹芝先生†
陳駿興先生†
雲惟生先生†
葛芷宜小姐†
徐聖祺先生#
張新龍先生#
馬照祥先生#

† *非執行董事*
# *獨立非執行董事*

註冊辦事處:
Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處:
香港
新界荃灣
沙咀道57號
荃運工業中心
第二期
24樓E-H座

敬啟者:

釐定本公司之最高董事人數
委任獨立非執行董事
及
股東特別大會通告

緒言

通達工業(集團)有限公司(「本公司」)兩名股東Primewell Investment Limited(其全部已發行股本由陳櫻之小姐實益擁有)及陳櫻之小姐(彼為本公司其中一名主要股東,並為本公司非執行董事葛芷宜小姐之母親)彼等於要求通知發出日期,合共持有本公司之13.5%權益(「兩名要求人」)於二零零四年十一月二十三日向本公司之董事會(「董事會」)遞交要求通知(「要求通知」),要求本公司董事會即時就釐定本公司之最高董事人數及委任兩名本公司獨立非執行董事(「該等擬議」)召開本公司股東特別大會(「股東特別大會」),以加強本公司之公司管治及內部監控。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業（集團）有限公司

(incorporated in Bermuda with limited liability)

Stock Code: 526

APPOINTMENT OF NON-EXECUTIVE DIRECTORS AND INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") is pleased to announce that with effect from 18th October, 2004, Mr. Will Hoon Wee Teng has been appointed as a non-executive director of the Company, Mr. Andrew Ma Chiu Cheung has been appointed as an independent non-executive director of the Company; and both of them have also been appointed as members of the audit committee of the Company.

In addition, the Company further announces that Mr. Kenneth Chan Chun Hing and Miss Katrina Kok Zhi Yi have been appointed as non-executive directors of the Company, both with effect from 21st October, 2004.

Mr. Will Hoon Wee Teng, aged 41, is currently Executive Vice President and a director of Transpac Capital Pte Ltd, a company principally engaged in private equity investment. He previously held the position of Managing Director and Head of Private Equity at the Crosby Group, an Asian investment bank. He has also held key senior positions at the Asian practices of Bain & Company and the Boston Consulting Group, two of the world's largest management consulting firms. He is also a director of United Test and Assembly Center, which is listed on the Singapore Exchange Securities Trading. He has extensive experience serving on executive committees of operating companies and investment committees of private equity funds. The role Mr. Hoon has played in operations spans the entire functional gamut, including marketing, sales, distribution, finance and production. The role he has played in investment spans the entire investment life cycle, including deal sourcing, acquisition screening, due diligence, portfolio company improvement and exit. His other professional experiences are focused on business operations, strategy, organisation and planning. He has completed extensive additional work in process reengineering, customer loyalty management and strategic partnerships. Mr. Hoon was educated at the Massachusetts Institute of Technology and University of Cambridge (Trinity College). He is a Chartered Marketer and has current professional organisation fellowship of the Chartered Institute of Marketing and Marketing Council Asia.

Mr. Hoon is a colleague of Mr Wong Kwong Chi, also a Non-Executive Director of the Company, and Mr. Patrick Zee, General Manager of the Company, in Transpac Capital Pte Ltd, which is the parent company of Transpac Nominees Pte Ltd, which in turn holds 213,279,577 shares of the Company.

Mr. Hoon has not entered into any service contract with the Company or any of its subsidiaries and will hold office only until the next following annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not determined the emolument of Mr. Hoon as at the date of this announcement.

Save as aforesaid, Mr. Hoon does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, Mr. Hoon does not have any interests in the securities of the Company within the meaning of Part XV of the said Securities and Futures Ordinance.

Mr. Andrew Ma Chiu Cheung, aged 62, is a director of Andrew Ma DFK (CPA) Limited. He has over 30 years of experience in accounting and finance. He received his bachelor's degree majoring in Economics from the London School of Economics and Political Science in England. Mr. Ma is a practising accountant and a Fellow of the Institute of Chartered Accountants in England & Wales and a Fellow of the Hong Kong Institute of Certified Public Accountants. He is a past president of Rotary Club of Hong Kong Island West. Currently he is the President of the Hong Kong Federation of Youth Groups, Vice President of Chiu Yang Residents Association Limited and Vice President of Hong Kong Chiu Chow Chamber of Commerce Limited.

He is currently an independent non-executive director of China Resources Peoples Telephone Company Limited (stock code: 331) and Asia Financial Holdings Limited (stock code: 662) and Peaktop International Holdings Limited (stock code: 925), all of which are listed on The Stock Exchange of Hong Kong Limited.

Mr. Ma has not entered into any service contract with the Company or any of its subsidiaries and will hold office only until the next following annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not determined the emolument of Mr. Ma as at the date of this announcement.

Mr. Ma does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, Mr. Ma does not have any interests in the securities of the Company within the meaning of Part XV of the said Securities and Futures Ordinance.

Mr. Kenneth Chan Chun Hing, aged 40, has over 17 years of professional experience in the fields of real estate development, finance and investment. Mr. Chan is a fellow member of the Institute of Financial Accountants and a full member of the National Institute of Accountants, Hong Kong Institute of Surveyors and Chartered Institute of Arbitrators. Mr. Chan possesses a Bachelor of Science degree from Thames Polytechnic in the U.K. and a Master of Business Administration degree from Murdoch University in Australia. Mr. Chan is currently an Executive Director of Seapower Resources International Limited (stock code : 269), the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited.

Mr. Chan has not entered into any service contract with the Company or any of its subsidiaries and will hold office only until the next following annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not determined the emolument of Mr. Chan as at the date of this announcement.

Mr. Chan does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, Mr. Chan does not have any interests in the securities of the Company within the meaning of Part XV of the said Securities and Futures Ordinance.

Miss Katrina Kok Zhi Yi, aged 22, graduated from Buckinghamshire Chilterns University College and possesses a Bachelor of Arts degree with Honours. Miss Kok has not held directorship in other listed companies in the last three years.

Miss Kok has not entered into any service contract with the Company or any of its subsidiaries and will hold office only until the next following annual general meeting of the Company and will then be eligible for re-election at that meeting, in accordance with the bye-laws of the Company. The Board has not determined the emolument of Miss Kok as at the date of this announcement.

Miss Kok has no relationship with any directors, senior management or substantial or controlling shareholders of the Company, except she is a daughter of Ms. Chan Ying Gi, Dorice, who is deemed to have a beneficial interest in 150,195,198 shares of the Company, hence a substantial shareholder of the Company, of which 117,491,777 shares are owned through Primewell Investment Limited, being a company the entire issued share capital of which is beneficially owned by Ms Chan Ying Gi, Dorice, and the balance of which or 32,703,421 shares are owned by her personally. Save as aforesaid, Miss Kok does not have any interests in the securities of the Company within the meaning of Party XV of the said Securities and Futures Ordinance.

The Board confirms that there are no other matters in relation to the appointment of Mr. Will Hoon Wee Teng, Mr. Andrew Ma Chiu Cheung, Mr. Kenneth Chan Chun Hing and Miss Katrina Kok Zhi Yi that need to be brought to the attention of the shareholders of the Company.

Following the appointment of Mr. Andrew Ma Chiu Cheung and Mr. Will Hoon Wee Teng, the Company has the requisite number (being three) of independent non-executive Directors and the requisite number (being three) of members of the audit committee of the Company pursuant to Rules 3.10 and 3.21 of the Listing Rules respectively.

The Board would like to take this opportunity to welcome Mr. Andrew Ma Chiu Cheung, Mr. Will Hoon Wee Teng, Mr. Kenneth Chan Chun Hing and Miss Katrina Kok Zhi Yi to join the Board.

By Order of the Board
Kong Yick Ming
Chairman

Hong Kong, 26th October, 2004

As at the date of this announcement, the Board of the Company comprises Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being Executive Directors, Mr. Wong Kwong Chi, Mr. Will Hoon Wee Teng, Mr. Kenneth Chan Chun Hing and Miss Katrina Kok Zhi Yi being Non-Executive Directors, Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Andrew Ma Chiu Cheung being Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
股份代號：526

委任
非執行董事及
獨立非執行董事

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，於二零零四年十月十八日起委任雲惟生先生為本公司之非執行董事、馬照祥先生為本公司之獨立非執行董事，彼等亦同時獲委任為本公司之審核委員會成員。

此外，本公司進一步宣佈，於二零零四年十月二十一日起委任陳駿興先生及葛芷宜小姐為本公司之非執行董事。

雲惟生先生，41歲，目前為Transpac Capital Pte Ltd之執行副總裁兼董事。Transpac Capital Pte Ltd主要從事私人股本投資業務。彼先前曾擔任亞洲區投資銀行高誠集團之董事總經理及私人投資資金部門主管。彼亦曾擔任全球兩大管理顧問公司貝恩顧問公司亞洲區業務及波士頓顧問公司亞洲區業務之高級職位。彼亦任新加坡證券交易之上市公司聯合科技之董事。彼於擔任商務公司之執行委員會及私人股本基金之投資委員會之成員方面擁有豐富經驗。雲先生於商務公司擔當之角色涵蓋整個運作領域，包括市場推廣、銷售、分銷、財務及生產。彼於投資公司擔當之角色涵蓋整個投資流程，包括物色交易、篩選收購目標、盡職審查、投資組合公司質素提升及出售。彼之其他專業經驗均專注於業務運作、策略、組織及策劃。彼亦曾處理於流程重整、客戶追隨管理及策略夥伴方面之工作。雲先生曾就讀於麻省理工學院及劍橋大學(三一學院)。彼為特許市務師，目前為英國特許市務學會及亞洲營銷理事會之資深會員。

雲先生於任職Transpac Capital Pte Ltd期間，為王幹芝先生(亦為本公司之非執行董事)及徐可剛先生(本公司總經理)之同事。Transpac Capital Pte Ltd為Transpac Nominees Pte Ltd之母公司，而Transpac Nominees Pte Ltd則持有213,279,577股本公司股份。

雲先生與本公司或其任何附屬公司並無訂立任何服務合約，根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，屆時將符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定雲先生之酬金。

除上文所述外，雲先生與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。於本公佈日期，雲先生並無擁有《證券及期貨條例》第XV部所界定之任何本公司證券權益。

馬照祥先生，62歲，為馬照祥會計師樓有限公司之董事。彼於會計及財務方面累積超過三十年經驗。彼於倫敦大學倫敦經濟及政治學院取得其經濟學士學位。馬先生為執業會計師及英倫特許會計師會資深會員及香港會計師公會資深會員。彼為香港西區扶輪社前社長。彼目前為香港青年協會會長、香港潮陽同鄉會副會長及香港潮州商會副會長。

彼目前為華潤萬眾電話有限公司(股份代號：331)、亞洲金融集團(控股)有限公司(股份代號：662)及元昇國際集團有限公司(股份代號：925)(所有公司均於香港聯合交易所有限公司上市)之獨立非執行董事。

馬先生與本公司或其任何附屬公司並無訂立任何服務合約，根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，屆時將符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定馬先生之酬金。

馬先生與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。於本公佈日期，馬先生並無擁有《證券及期貨條例》第XV部所界定之任何本公司證券權益。

陳駿興先生，40歲，於房地產發展、金融及投資方面累積超過十七年專業經驗。陳先生為英國財務會計師公會資深會員、澳洲國家會計師公會會員、香港測量師學會會員及英國特許仲裁師學會會員。陳先生持有英國泰晤士理工理學士學位及澳洲梅鐸大學工商管理碩士學位。陳先生目前擔任凱暉國際實業有限公司(股份代號：269)之執行董事。凱暉國際實業有限公司之股份於香港聯合交易所有限公司主板上市。

陳先生與本公司或其任何附屬公司並無訂立任何服務合約，根據本公司之公司細則，擔任有關職位，僅至本公司下一屆股東週年大會，屆時將符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定陳先生之酬金。

陳先生與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼於本公司或其任何附屬公司亦無擔任任何其他職位。於本公佈日期，陳先生並無擁有《證券及期貨條例》第 XV 部所界定之任何本公司證券權益。

葛芷宜小姐，22歲，畢業於英國Buckinghamshire Chilterns大學，持有榮譽文學士學位。於過去三年內，葛小姐並無擔任上市公司董事之職務。

葛小姐與本公司或其任何附屬公司，並無訂立任何服務合約，根據本公司之公司細則，其擔任有關職位，僅至本公司下一屆股東週年大會，屆時將符合資格，可於大會上膺選連任。於本公佈日期，董事會尚未釐定葛小姐之酬金。

葛小姐為陳櫻之女士之女兒，就陳櫻之女士擁有150,195,198股本公司股份而言，被視為擁有實益權益，乃本公司之主要股東，其中117,491,777股股份乃透過Primewell Investment Limited（即陳櫻之女士實益擁有全部已發行股本之公司）擁有，其餘32,703,421股股份則由陳櫻之女士個人擁有。除上文所述外，葛小姐與本公司任何董事、高層管理人員或主要或控股股東，均無任何關係，彼並無擁有《證券及期貨條例》第XV部所界定之任何本公司證券權益。

董事會確認，並無有關委任雲惟生先生、馬照祥先生、陳駿興先生及葛芷宜小姐之其他事項須知會本公司股東。

於委任馬照祥先生及雲惟生先生後，根據上市規則第3.10條及第3.21條，本公司現時分別有規定數目（即三名）之獨立非執行董事及規定數目（即三名）之本公司審核委員會成員。

董事會謹此歡迎馬照祥先生、雲惟生先生、陳駿興先生及葛芷宜小姐加入董事會。

承董事會命
江益明
主席

香港，二零零四年十月二十六日

於本公佈日期，本公司之董事會由執行董事江益明先生（主席）及顧陵儒先生，非執行董事王幹芝先生、雲惟生先生、陳駿興先生及葛芷宜小姐，以及獨立非執行董事徐聖祺先生、張新龍先生及馬照祥先生組成。

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業（集團）有限公司

(incorporated in Bermuda with limited liability)
Stock Code: 526

RESIGNATION OF COMPANY SECRETARY

The board of directors of Magician Industries (Holdings) Limited (the "Company") announces that Mr. Ng Fun Hung, the Company Secretary, resigned from the Company on 30th September 2004.

As at the date of this announcement, the board of directors of the Company comprises Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being Executive Directors, Mr. Wong Kwong Chi being a Non-Executive Director, and Mr. Rawdon Tsui Sing Kee and Mr. Cheung Sun Lung being Independent Non-Executive Directors.

By Order of the Board
Kong Yick Ming
Chairman

Hong Kong, 7th October 2004

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業（集團）有限公司

(於百慕達註冊成立之有限公司)

股份代號：526

公司秘書辭任通告

通達工業（集團）有限公司（「本公司」）之董事會宣佈伍寬雄先生於二零零四年九月三十日辭任本公司公司秘書一職。

於本公佈日期，本公司之董事會由執行董事江益明先生（主席）及顧陵儒先生、非執行董事王幹芝先生，以及獨立非執行董事徐聖祺先生、張新龍先生組成。

承董事會命
江益明
主席

香港，二零零四年十月七日

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 526)

Further to the announcement of Magician Industries (Holdings) Limited (the "Company") in relation to voting results of the annual general meeting held on 24th September, 2004 (the said "AGM"), the board of directors (the "Board") announces that the Company has failed to meet the requirements as set out in rules 3.10 and 3.21 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited regarding the minimum number of independent non-executive directors and members of the audit committee of the Company, as a consequence of there having remained in the Company only two independent non-executive directors, and one member of audit committee, none of them have professional accounting qualifications as required under rule 3.10(2) of the Listing Rules, after one non-executive director and one independent non-executive director (who had retired upon holding of the said AGM and both of whom thitherto being members of the audit committee of the Company) not having been re-elected at the said AGM.

Accordingly, the Board will shortly hold a meeting and appoint additional independent non-executive director(s) and members of audit committee in order to meet the said requirements as soon as practicable but no later than three months from the said AGM, as required by rules 3.11 and 3.23 of the Listing Rules.

As at the date of this announcement, the board of directors of the Company comprises Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being Executive Directors, Mr. Wong Kwong Chi being a Non-Executive Director, and Mr. Rawdon Tsui Sing Kee and Mr. Cheung Sun Lung being Independent Non-Executive Directors.

By Order of the Board
Ng Fun Hung
Company Secretary

Hong Kong, 28th September, 2004

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
(股份代號:526)

繼通達工業(集團)有限公司(「本公司」)公佈有關於二零零四年九月二十四日舉行之股東週年大會(「股東週年大會」)之投票結果後，董事會(「董事會」)現公佈本公司未能符合就香港聯合交易所有限公司證券上市規則(「上市規則」)內第3.10及3.21條，有關要求獨立非執行董事及審核委員會成員之人數下限。在一位非執行董事及一位獨立非執行董事(兩者均須於本屆股東週年大會上輪席告退，及同時為審核委員會成員)未能於股東週年大會上膺選連任後，本公司現時只餘下兩位獨立非執行董事，及一位審核委員會成員，惟他們並無擁有上市規則第3.10(2)條所規定的專業會計師資格。

因此，董事會將會於短期內舉行會議，並委任新增之獨立非執行董事及審核委員會成員，為使本公司能按上市規則第3.11及3.23條之要求，在實際可行的時間內，但不超過股東週年大會舉行後三個月，符合有關規定。

於本公佈日期，本公司之董事會由執行董事江益明先生(主席)及顧陵儒先生、非執行董事王幹芝先生，以及獨立非執行董事徐聖祺先生、張新龍先生組成。

承董事會命
伍寬雄
公司秘書

香港，二零零四年九月二十八日

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 526)

VOTING RESULTS
OF THE ANNUAL GENERAL MEETING HELD ON 24TH SEPTEMBER, 2004

The board of directors of Magician Industries (Holdings) Limited (the "Company") are pleased to announce the results of the voting taken on a poll at the annual general meeting of the Company held on 24th September, 2004 (the "AGM").

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 868,733,440.

(2) The total number of shares entitling the holder to attend and vote only against all the resolutions at the AGM: NIL.

(3) The number of shares represented by votes for and against the respective resolutions at the AGM was as follows:

	Resolutions	Number of votes (%)	
		For	Against
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2004.	724,498,701 (100%)	NIL (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2(a).	To re-elect Wong Kwong Chi as a director.	668,840,775 (92.3%)	55,657,926 (7.7%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2(b).	To re-elect Keung Sau Tim as a director.	287,164,000 (39.6%)	437,334,701 (60.4%)
	As less than 50% of the votes were cast in favour of the resolution, the resolution was not passed as an ordinary resolution.		
2(c).	To re-elect Tam Chi Kwan, Michael as a director.	287,014,000 (39.6%)	437,334,701 (60.4%)
	As less than 50% of the votes were cast in favour of the resolution, the resolution was not passed as an ordinary resolution.		
2(d).	To authorize the board of directors to fix the remuneration of the directors.	724,348,701 (100%)	NIL (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	To appoint auditors and to authorize the board of directors to fix their remuneration.	724,498,701 (100%)	NIL (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4A.	To give a general mandate to the directors to issue, allot and dispose of additional shares not exceeding 20% of the existing issued share capital	287,164,000 (39.6%)	437,334,701 (60.4%)
	As less than 50% of the votes were cast in favour of the resolution, the resolution was not passed as an ordinary resolution.		
4B.	To give a general mandate to the directors to purchase shares not exceeding 10% of the total nominal amount of the existing issued share capital.	287,164,000 (39.6%)	437,334,701 (60.4%)
	As less than 50% of the votes were cast in favour of the resolution, the resolution was not passed as an ordinary resolution.		
4C.	To extend the general mandate granted to the directors to issue shares by the number of shares repurchased.	N/A	N/A
	As a result of not passing resolution 4A, the resolution became irrelevant and was not passed as ordinary resolution		
5.	To approve the amendments to the bye-laws of the Company.	724,498,701 (100%)	NIL (0%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		

(4) Secretaries Limited, the Company's Share Registrar in Hong Kong, acted as scrutineer for the vote-taking at the AGM.

(5) As a result of not passing the resolutions 2(b) and 2(c), both Mr. Keung Sau Tim and Mr. Tam Chi Kwan, Michael ceased to be the directors of the Company, and the Company fails to meet the requirements as set out in rules 3.10 and 3.21 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited regarding the independent non-executive director and audit committee of the Company. Full details of the breaches and the Company's remedial actions will be announced in due course.

(6) As a result of not passing the resolutions 4A, 4B and 4C, the Company will need shareholders' approval to issue and to repurchase the shares of the Company.

As at the date of this announcement, the board of directors of the Company comprises of Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being the Executive Directors, Mr. Wong Kwong Chi being the Non-Executive Director, and Mr. Rawdon Tsui Sing Kee and Mr. Cheung Sun Lung being the Independent Non-Executive Directors.

On behalf of the Board
Ng Fun Hung
Company Secretary

Hong Kong, 24th September, 2004

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)
(股份代號：526)

二零零四年九月二十四日舉行之股東週年大會之
投票結果

通達工業(集團)有限公司(「本公司」)董事會欣然公佈本公司於二零零四年九月二十四日舉行之股東週年大會(「股東週年大會」)上投票表決之結果。

(1) 持有人有權出席並於股東週年大會上投票贊成或反對所有決議案之股份總數：868,733,440。

(2) 持有人有權出席並只能於股東週年大會上投票反對所有決議案之股份總數：無。

(3) 於股東週年大會上就各決議案投票贊成及反對之股份數目如下：

決議案		票數(%)	
		贊成	反對
1.	省覽截至二零零四年三月三十一日止財政年度之經審核綜合財務報表及董事與核數師報告。	724,498,701 (100%)	無 (0%)
	由於超過50%票數贊成決議案，該決議案獲正式通過為普通決議案。		
2(a).	選舉王幹芝先生為董事。	668,840,775 (92.3%)	55,657,926 (7.7%)
	由於超過50%票數贊成決議案，該決議案獲正式通過為普通決議案。		
2(b).	選舉姜壽添先生為董事。	287,164,000 (39.6%)	437,334,701 (60.4%)
	由於少過50%票數贊成決議案，該決議案未能通過為普通決議案。		
2(c).	選舉譚志昆先生為董事。	287,014,000 (39.6%)	437,334,701 (60.4%)
	由於少過50%票數贊成決議案，該決議案未能通過為普通決議案。		
2(d).	授權董事會釐定董事酬金。	724,348,701 (100%)	無 (0%)
	由於超過50%票數贊成決議案，該決議案獲正式通過為普通決議案。		
3.	聘任核數師及授權董事會釐定其酬金。	724,498,701 (100%)	無 (0%)
	由於超過50%票數贊成決議案，該決議案獲正式通過為普通決議案。		
4A.	授予董事一般授權，以發行、配發及出售不超逾現有已發行股本20%之額外股份。	287,164,000 (39.6%)	437,334,701 (60.4%)
	由於少過50%票數贊成決議案，該決議案未能通過為普通決議案。		
4B.	授予董事一般授權，以購回不超逾現時已發行股本之總面值10%之股份。	287,164,000 (39.6%)	437,334,701 (60.4%)
	由於少過50%票數贊成決議案，該決議案未能通過為普通決議案。		
4C.	根據購回之股份數目，擴大授予董事之一般授權以發行股份。	不適用	不適用
	由於第4A項決議案未獲通過，故無須通過此項決議案，所以此決議案未能通過為普通決議案。		
5.	通過修訂本公司之公司細則。	724,498,701 (100%)	無 (0%)
	由於超過75%票數贊成決議案，該決議案獲正式通過為特別決議案。		

(4) 本公司之香港股份過戶登記處秘書商業服務有限公司就點票事宜擔任監票人。

(5) 由於決議案第2(b)及2(c)項未能通過，姜壽添先生及譚志昆先生同時不再為本公司之董事，故本公司未能乎合就香港聯合交易所有限公司證券上市規則內有關獨立非執行董事及審核委員會之要求。而有關違反及本公司之補救行動將會容後公佈。

(6) 由於決議案第4A、4B及4C項未能通過，故本公司將須取得股東之批准方可發行及回購本公司之股份。

於本公佈日期，本公司之董事會由執行董事江益明先生（主席）及顧陵儒先生、非執行董事王幹芝先生，以及獨立非執行董事徐聖祺先生及張新龍先生組成。

承董事會命
伍寬雄
公司秘書

香港，二零零四年九月二十四日

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 526)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at 3rd Floor, Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 24th September, 2004, at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2004.
2. To elect directors and to authorise the board of directors to fix remuneration of directors.
3. To appoint auditors and to authorise the board of directors to fix their remuneration.
4. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

A. **"THAT**

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or the exercise of the subscription rights under the share option scheme of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company ("Bye-laws") or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

B. **"THAT**

(a) the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. **"THAT** conditional upon resolution no. 4B above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company as mentioned in resolution no. 4B above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution no. 4A above."

5. As special business, to consider and, if thought fit, pass (with or without modification) the following resolution as a special resolution:

"**THAT** the existing Bye-laws be and are hereby amended by:

Bye-law 1

1. By inserting the following new definition of "associate" in Bye-law 1:
""associate" the meaning attributed to it in the rules of the Designated Stock Exchange.";
2. By substituting the existing definition of "clearing house" in Bye-law 1 with the following new definition:
""clearing house" a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

Bye-law 2

1. By inserting at the end of Bye-law 2(e), the following words:
", and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;";
2. By inserting the words "and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat" after the words "giving that right" in the twelfth line of existing Bye-law 2(h);
3. By inserting the word "clear" after the words "not less than fourteenth (14)" in the fifth line of existing Bye-law 2(i);
4. By deleting the full-stop at the end of the existing Bye-law 2(j) and replacing therewith a semicolon and the word "and", and inserting the following paragraph as new Bye-law 2(k):
"(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not."

Bye-law 6

By inserting the words ", save for the use of share premium as expressly permitted by the Act," after the words "issued share capital or" in, and deleting the words "in any manner permitted by law" at the end of Bye-law 6.

Bye-law 9

By substituting the existing Bye-law 9 with the following new Bye-law 9:

"9. Subject to Sections 42 and 43 of the Act, these Bye-laws, and to any special rights conferred on the holders of any shares or attaching to any class of shares, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorised by its memorandum of association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all Members alike."

Bye-law 10

1. By inserting after the words "two persons" in the second line of Bye-law 10(a) with the words "(or in the case of a Member being a corporation, its duly authorised representative)";
2. By inserting after the words "two holders present in person" in the fourth line of Bye-law 10(a), the words "(or in the case of a Member being a corporation, its duly authorised representative)".

Bye-law 12

By substituting the words "Subject to the Act, and these Bye-laws" with the following new words in Bye-law 12(1):

"Subject to the Act, these Bye-laws, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange".

Bye-law 19

By substituting the existing Bye-law 19 with the following new Bye-law 19:

"19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company."

Bye-law 20

By substituting the words "$2 or such other" with the words "the relevant" in the second line of existing Bye-law 20(2).

Bye-law 26

By deleting the sentence "The Directors may make arrangements in the issue of shares for a difference between the shareholders in the amount of calls to be paid and in the times of payment" in Bye-law 26.

Bye-law 43

By inserting the words ", in respect of any shares that are not fully paid," after the words "the number and class of shares held by him and" in existing Bye-law 43(1)(a).

Bye-law 44

By inserting the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" after the words "Designated Stock Exchange" in the eighth line of existing Bye-law 44.

Bye-law 46

By substituting the existing Bye-law 46 with the following new Bye-law 46:

"46. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time."

Bye-law 47

By inserting the words "Without prejudice to Bye-law 46" at the beginning of the second sentence in Bye-law 47.

Bye-law 51

By inserting the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" after the words "in accordance with the requirements of any Designated Stock Exchange" in the third line of Bye-law 51.

Bye-law 59

1. By substituting the words "The period of notice shall be exclusive of the day on which it is served or deemed to be served and exclusive of the day on which the meeting is to be held, and the notice" with the words "The Notice" at the beginning of Bye-law 59(2);
2. By substituting the word "notice" appearing in the fourth line of Bye-law 59(2) with the word "Notice".

Bye-law 64

By deleting the sentence "No business shall be transacted at any such adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place" at the end of Bye-law 64.

Bye-law 66

By inserting the following sentence as the second sentence of existing Bye-law 66:

"Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands."

Bye-law 76

1. By re-numbering existing Bye-law 76 as Bye-law 76(1);
2. By inserting the following as new Bye-law 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

Bye-law 78

By substituting the existing Bye-law 78 with the following new Bye-law 78:

"78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Any Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise."

Bye-law 84

1. By inserting the words "at any meeting of" after the words "at any meeting of the Company or" in the third line of Bye-law 84(1):
2. By substituting the existing Bye-law 84(2) with the following new Bye-law 84(2):

"(2) Where a Member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands."

Bye-law 86

By substituting the existing Bye-law 86(1) with the following new Bye-law 86(1):

"(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter at the annual general meeting in accordance with Bye-law 87 or at any special general meeting and shall have office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.";

Bye-law 88

By substituting the existing Bye-law 88 with the following new Bye-law 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that (if the Notices are submitted after the dispatch of the notice of the general meeting appointed for such election) the period for lodgment of such Notice(s) shall commence on the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

Bye-law 89

By deleting the words "whereupon the Board resolves to accept such resignation" at the end of Bye-law 89(1).

Bye-law 103

By substituting the existing Bye-law 103(1)-(3) with the following new Bye-law 103(1)-(3):

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to theclass of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction."

Bye-law 116

By inserting the word ", electronic" after the words "by means of a conference telephone" in existing Bye-law 116(2).

Bye-law 122

By substituting the existing Bye-law 122 with the following new Bye-law 122:

"122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Director, if appropriate, whose appointors are temporarily unable to act as aforesaid shall be valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that such number is sufficient to constitute a quorum and that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Bye-laws and further provided that no Director is aware of or has received any objection to the resolution from any Director. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid."

Bye-law 127

By substituting the existing Bye-law 127(4) with the following new Bye-law 127(4):

"(4) where the Company appoints and maintains a resident representatives ordinarily resident in Bermuda in accordance with the Act, the resident representative shall comply with the provisions of the Act.

The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act.

The resident representative shall be entitled to have notice of, attend and be heard at all meetings of the Directors or of any committee of such Directors or general meetings of the Company."

Bye-law 132

By substituting the existing Bye-laws 132(1)(a) and (b) with the following new Bye-laws 132(1)(a) and (b):

"(a) in the case of an individual, his or her present first name, surname and address; and

(b) in the case of a company, its name and registered office."

Bye-law 133

1. By substituting the existing Bye-law 133(1)(c) with the following new Bye-law 133(1)(c):

"(c) of all resolutions and proceedings of each general meeting of the Members and meetings of the Board.";

2. re-numbering existing Bye-law 133 as Bye-law 133(1);
3. By inserting the following as new Bye-law 133(2):

"(2) Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Office."

Bye-law 136

1. By re-numbering existing Bye-law 136 as Bye-law 136(1);
2. By inserting the following new Bye-law 136(2):

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim."

Bye-law 153

By inserting the words "and Bye-law 153A" after the words "Section 88 of the Act" in existing Bye-law 153.

Bye-laws 153A and 153B

By inserting the following new Bye-laws 153A and 153B:

"153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

Bye-law 154

By substituting the words "fourteen (14)" with the words "twenty-one (21)" in the fourth line of Bye-law 154(2).

Bye-law 159

By substituting the last sentence of Bye-law 159 with the following new sentence:

"If the auditing standards of a country or jurisdiction other than Bermuda are used, the financial statements and the reports of the Auditor should disclose this fact and name such country or jurisdiction."

Bye-law 160

By substituting the existing Bye-law 160 with the following new Bye-law 160:

160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

Bye-law 161

By substituting the existing Bye-law 161 with the following new Bye-law 161:

161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

Bye-law 163

By inserting the words "or electronic" after the words "a cable or telex or facsimile" in the first line of existing Bye-law 163.

Note: The translation into Chinese language of the announcement which contains the details of the amendments to the Bye-laws is for reference only. In case of any inconsistency, the English version shall prevail.

By Order of the Board
Ng Fun Hung
Company Secretary

Hong Kong, 24th August, 2004

Principal Office:
Flat E-H, 24th Floor
Phase 2, Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan, New Territories
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 17th September, 2004 to 24th September, 2004, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on 16th September, 2004.

(3) A circular containing details of the annual general meeting has been despatched to each shareholder on 24th August, 2004.

As at the date of this announcement, the board of directors of the Company comprises of Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being the Executive Directors, Mr. Wong Kwong Chi and Mr. Keung Sau Tim being the Non-Executive Directors, and Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Michael Tam Chi Kwan being the Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業（集團）有限公司

（於百慕達註冊成立之有限公司）
（股份代號：526）

股東週年大會通告

茲通告本公司謹訂於二零零四年九月二十四日上午十時正假座香港九龍尖沙咀彌敦道二十號香港喜來登酒店三樓唐廳II舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零四年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。
2. 選任董事及授權董事會釐定其酬金。
3. 委聘核數師及授權董事會釐定其酬金。
4. 考慮及酌情通過下列各項決議案為普通決議案：

A. 「**動議**：

(a) 在本決議案第(c)段之限制下，一般及無條件授權本公司董事在有關期間內行使本公司一切權力，以配發、發行或以其他方式處置本公司股本中之額外股份，及訂立或授予可能須行使該等權力之提議、協議及購股權；

(b) 在本決議案(a)段之批准下，授權本公司董事於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之提議、協議及購股權；

(c) 本公司董事根據本決議案第(a)段批准所配發或有條件或無條件同意配發之股本總面值（不論是否根據購股權或其他方式配發者），不得超過本公司於本決議案通過當日之已發行股本總面值之20%，而上述之批准須受此數額限制，惟根據配售新股或根據本公司的購股權計劃所附之權利行使認購權而配發者除外；及

(d) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期（以最早者為準）止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日；及

「配售新股」指董事於指定期間內，根據於某一指定記錄日期名列於該日之持股比例，向彼等提出之股份配售建議（惟本公司董事有權就零數股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定作出本公司董事認為必須或權宜之豁免或其他安排）。」

B. 「**動議**：

(a) 一般及無條件批准本公司董事在有關期間行使本公司一切權力，根據適用法例購回本公司之股份；

(b) 本公司於有關期間根據本決議案(a)段通過可購回之本公司之股份總面值不得超過本決議案通過當日本公司已發行股本總面值之10%，而本批准應以此為限；及

(c) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期（以最早者為準）止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日。」

C. 「**動議**：待4B項決議案獲得通過後，根據上文第4B項決議案授予本公司董事之一般授權可購回本公司股份之面值總額，應加入本公司董事根據上文4A項決議案可配發或有條件或無條件同意配發之股本面值總額之內。」

5. 作為特別事項，考慮並酌情通過下列決議案（無論有否修訂）為特別決議案：

「**動議**：修訂本公司現有之公司細則如下：

公司細則第1條

1. 於公司細則第1條內加入下列新釋義：

「「聯繫人士」　指　具有指定交易所規則賦予該詞之涵義。」；

2. 以下列公司細則第1條之新釋義取代現有之「結算所」之釋義：

「「結算所」　指　本公司股份於該處上市或掛牌之司法權區之法律所認可之結算所。」；

公司細則第2條

1. 於公司細則第2(e)條最後，加入下列各字：

「，並包括以電子顯示之形式表現，惟相關之文件或通告及股東選擧之送達模式均須遵照所有適用法規、規則及規例；」；

2. 於公司細則第2(h)條第十二行「給予該等權力」等字後加上「及假若於週年股東大會上，所有有權出席及投票之股東同意，」

3. 於公司細則第2(i)條第五行「不少於十四」等字後，加入「（不包括首尾兩天）」二字。

4. 以分號「；」代替細則第2(j)條末端之句號「。」，並於分號後加入「及」字，又加入下列新細則第2(k)條：

「(k) 經簽署文件意指經親筆簽署、加蓋公司印鑑或以電子方式或任何其他方式簽署之文件；而通告或文件意指任何數碼、電子、電動、磁力或其他可存取方式或媒體記錄或儲存之通告或文件，以及可視資料，不論以實物或非實物形式存在。」；

公司細則第6條

於「發行股本或」等字後加「（公司法明確容許使用之股份溢價除外）」，並於公司細則第6條最尾部份刪除「法例定明的任何途徑及方式」等字；

公司細則第9條

以下列新公司細則第9條取代現有公司細則第9條：

「9. 按公司法第42及43條、本公司細則及任何特別權利授予任何股份或附帶於任何類別之股份、任何優先股份之持有人，在發行或轉換為股份時，（本公司或授權於組織大綱之持有人於釐定日期或選擇時），可按本公司在發行或轉換股份之相同條件下（經由股東之普通決議案決定），被贖回該等股份。當本公司因須贖回股份而購買可贖回之股份時，若不通過市場購買或使用投標形式進行，則雖以不時由本司之股東大會決定的一個最高價格為上限（包括一般性或相關特定之購買）。若以投標進行，則須容許所有有意之股東參予。」；

公司細則第10條

1. 於公司細則第10(a)條第二行「兩名人仕」等字後加上「（或假若股東為法團，其妥為授權之代表）」；

2. 於公司細則第10(a)條第四行「兩名持有人親身出席」等字後加上「（或假若股東為法團，其妥為授權之代表）」；

公司細則第12條

以下列各字取代公司細則第12(1)條內「根據公司法，以及此等公司細則」等字：

「根據公司法、本公司細則、本公司於股東大會上給予之任何指示及任何指定交易所的規則」；

公司細則第19條

以下列新公司細則第19條取代現有公司細則第19條：

「19. 股票須於配發後或（本公司當時有權拒絕登記並未登記之轉讓除外）轉讓文據遞交本公司後，在法例規定之有關時限內或指定證券交易所可能不時釐定之有關時限內（以較短者為準）發出。」；

公司細則第20條

以「相關連」等字取代公司細則第20(2)條第二行「$2或該等其他」等字；

公司細則第26條

刪除公司細則第26條內「在發行股份時，董事可就股東需要繳付的數目及當時期已付的差額作出安排。」；

公司細則第43條

於公司細則第43(1)(a)條「各股東之名稱及地址、彼等持有之股份數目及類別及，」等字後加入「任何未繳足股款之股份，」各字；

公司細則第44條

於公司細則第44條「按照任何指定交易所規定之任何其他報章」等字後加入下列各字：

「或以指定交易所可接納之任何途徑及方式」；

公司細則第46條

以下列新公司細則第46條取代現有公司細則第46條：

「46. 在本公司細則之規限下，任何股東均可以一般或通用格式或指定交易所訂明之格式或董事會批准之任何其他格式之轉讓文書轉讓其全部或任何部份股份，有關轉讓文書可以親筆簽署或如轉讓人或承讓人為結算所或其代理人，則可以親筆簽署或機印簽署，或以董事會不時批准之該等其他方式簽署。」；

公司細則第47條

於公司細則第47條第二句開始前加上「在不損害公司細則第46條的原則下」；

公司細則第51條

於公司細則第51條第三行「按照任何指定交易所規定」等字後加入「或以指定交易所可接納之任何途徑及方式」；

公司細則第59條

以「通告」二字取代於公司細則第59(2)條「通知期將不包括送達或當作送達當日及會議舉行當日」等字；

公司細則第64條

刪除公司細則第64條最後一句「無任何事務可以在此等續會上處理，除該事務在續會舉行時已經發生。」；

公司細則第66條

於現有公司細則第66條上，加入下列各字，使之成為第二句：

「不論本公司細則所載的任何規定，倘為結算所(或其代理人(等))之股東委任超過一名受委代表，則有關受委代表將於投票時只擁有一票。」；

公司細則第76條

1. 將現有公司細則第76條重列為第76(1)條；
2. 加入下列為新公司細則第76(2)條：

「(2) 倘本公司知悉任何股東根據指定交易所之上市規則須就本公司任何特定之決議案放棄投票，或僅限於就任何特定之決議案投贊成或僅限於投反對票時，則任何親身或派代表投票之股東，若違反此項規定或限制，其票數不計算在內。」；

公司細則第78條

以下列新公司細則第78條取代現有公司細則第78條：

「78. 任何有資格出席及可於會上投票之股東，均有權委任他人為其受委代表出席會議並為投票。而任何持有多於一股或以上股份之股東，均可委任多於一名受委代表，出席股東會議或類別會議，及代其於會上投票。此外，不論為代表個人股東或法團股東之受委代表，均有權代表該名股東行使其可行使之同等權利。」；

公司細則第84條

1. 於公司細則第84(1)條第三行「於任何公司的會議」等字後加上「於任何會議」；
2. 以下列新公司細則第84(2)條取代現有公司細則第84(2)條：

「(2) 倘股東為結算所(或結算所代理人，在兩種情況下均屬法團)，則可授權其認為合適之該等人士在本公司任何大會或任何類別股東之大會上出任其代表，惟該項授權須指明各該代表所獲授權代表之股份數目及類別。根據本公司細則條文而獲授權之每位人士將被視為已妥為獲授權而毋須進一步事實證明，並有權代表結算所(或結算所代理人)行使同樣權利及權力，猶如該位人士就該結算所(或結算所代理人)所持之本公司股份於有關授權所指明之股份數目及類別作為登記持有人而擁有同樣權利及權力，包括個人舉手表決權。」；

公司細則第86條

以下列新公司細則第86(1)條取代現有公司細則第86(1)條：

「(1) 除非本公司於股東大會上另行決定，否則董事人數不得少於兩(2)名。董事人數並無上限規定，惟股東不時於股東大會上另行決定則除外。董事須首先於股東法定會議上選出或委任，其後則根據公司細則第87條之規定於股東週年大會上或任何股東特別大會上選出或委任，其任期將於下次委任董事或其接任人獲選出或委任時屆滿。在任何股東大會上可授權董事會填補於股東大會上尚未填補之董事空缺。」；

公司細則第88條

以下列新公司細則第88條取代現有公司細則第88條：

「88. 除於股東大會上退任之董事外，其他人概無資格於任何股東大會上競選董事職位(獲董事會推薦者除外)，除非由一名正式合資格出席大會及於會上投票之股東(獲提名人士除外)簽署一份通知表明有意提名該人士參選，而將被提名人士亦簽署一份通知表明願意參選並將該等通知遞交至本公司總辦事處或股份過戶登記處，惟發出有關通知之最短期間最少為七(7)天，而遞交有關通知之期間，須由寄發進行該等選舉之股東大會通告翌日起至最遲須於該股東大會舉行日期前七(7)天止(若此通告已在進行該等選舉的股東大會通告寄發後提交)。」；

公司細則第89條

刪掉現有公司細則第89(1)條最尾部份「據此董事會議決接納辭職」等字；

公司細則第103條

以下列新公司細則第103(1)-(3)條取代現有公司細則第103(1)-(3)條：

「103. (1) 董事不得就涉及董事會批准其或其聯繫人士擁有重大權益之任何合約或安排或任何其他建議之決議案投票(或計入法定人數之內)，但該項禁制不適用於任何下列事項：

(i) 由本公司或其任何附屬公司，就董事或其聯繫人士應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借出款項或招致或承擔之債務，而向該名董事或其聯繫人士發出之任何抵押或彌償保證所訂立之任何合約或安排；

(ii) 董事或其聯繫人士因本公司或其任何附屬公司之債項或債務而給予第三者一項擔保或彌償保證或提供抵押而個別或共同承擔全部或部份責任所訂立之合約或安排；

(iii) 涉及發售本公司或本公司創辦或擁有權益之其他公司之股份或債券或其他證券以供認購或購買之合約或安排，而董事或其聯繫人士在發售建議之包銷或分包銷中以參與者身份擁有權益；

(iv) 董事或其聯繫人士僅因其於本公司或其附屬公司股份或債券或其他證券所擁有之權益，按與本公司或其任何附屬公司之股份或債券或其他證券之持有人相同之方式擁有權益之任何合約或安排；

(v) 任何董事或其聯繫人士直接或間接在其中擁有權益(不論以高級人員或行政人員或股東身份)之任何其他公司(並非由董事及／或其聯繫人士在其中實益擁有任何類別已發行股份或投票權百分之五(5%)或以上之公司(或其權益或其任何聯繫人士之權益透過其產生之任何第三者公司))之合約或安排；或

(vi) 涉及採納、修訂或實施與本公司或其任何附屬公司董事、其聯繫人士及僱員有關之購股權計劃、公積金或退休金、死亡或傷殘津貼計劃或其他安排，而其中並無給予董事或其聯繫人士任何與該計劃或基金有關之僱員一般未獲賦予之特權或利益。

(2) 如果及只要(但也只有在「如果及只要」之情況下)某董事及/或其聯繫人士(直接或間接)合計持有或實益擁有某公司(又或其權益或其任何聯繫人士之權益透過其產生之任何第三者公司)任何類別股本百分之五(5%)或以上，或持有或實益擁有該公司股東可享有之投票權百分之五(5%)或以上，該公司即被視為一家由該董事及/或其聯繫人士合計擁有百分之五(5%)或以上之公司。就本段而言，凡董事或其聯繫人士以被動受託人或保管受託人身份持有但其本身或其聯繫人士並無實益利益之任何股份、董事及其聯繫人士在其中之利益為復歸權或剩餘權之信託(如果有及只要有若干其他人士有權收取該信託之入息)之任何構成股份，以及董事或其聯繫人士僅以單位持有人身份佔有利益之認可單位信託計劃之任何構成股份，一概不予計算。

(3) 倘董事及／或其任何聯繫人士合計持有百分之五(5%)或以上權益之公司於某交易中佔有重大利益，該董事/或其任何聯繫人士也將視為於該交易中佔有重大利益。

公司細則第116條

於公司細則第116(2)條「以電話會議方法」等字後加入「、電子」二字。

公司細則第122條

以下列新公司細則第122條，取代現有公司細則第122條：

「122. 一份由所有董事(除暫時因健康欠佳或無行為能力而未能署理者)及所有替代董事(其委派者如前述般未能署理)，如適用，簽署的書面決議，均為有效及有作用，猶如該決議案是在一次妥為召開及有足夠法定人數舉行的董事會上通過一樣；惟此決議案之內容須如同乎合本公司細則上要求發出董事會會議通告之方法一樣，預先知悉所有當時有權之董事，再者，所有董事並無收到任何董事對該項決議案之反對。該項決議案可包括一位或多位董事或替代董事簽於一份或多份文件上。因此，董事或替代董事經傳真簽署之文件，亦被視為有效。」

公司細則第127條

以下列新公司細則第127(4)條，取代現有的公司細則第127(4)條：

「(4) 按公司法則定，本公司須委任並保持一位一般定居於百慕達之居民代表；而該居民代表須乎合公司法之規定。

本公司須提供該等文件及資料，以備代表能夠乎合公司法所規定之要求。

居民代表均有權收到通告、出席及旁聽所有董事會會議或任何該等董事之籌委會會議或股東會議。」

公司細則第132條

以下列新公司細則第132(1)(a)及(b)條取代現有公司細則第132(1)(a)及(b)條：

「(a) 若為個別人仕，他或她現有之名字、姓氏及地址；及

(b) 若為法團，其名字及註冊地址。」；

公司細則第133條

1. 以下列新公司細則第133(1)(c)條取代現有公司細則第133(1)(c)條：

「(c) 每次股東大會及董事會會議之所有決議案及程序。」；

2. 將現有公司細則第133條重列為第133(1)條；

3. 加入下列為新公司細則第133(2)條：

「(2) 按照公司法及本公司細則編寫之會議記錄應由公司秘書保存於註冊辦事處。」；

公司細則第136條

1. 將現有公司細則第136條重列為第136(1)條；

2. 加入下列為新公司細則第136(2)條：

「(2) 即使本公司細則之條文已有規定，董事倘在適用法例容許下仍可授權銷毀本公司細則第(1)段之第(a)至(e)分段所述之文件及已由本公司或由股份過戶處代其以微縮膠卷拍攝或以電子方式儲存與股份登記有關之任何其他文件，惟本公司細則僅適用於本著真誠銷毀文件且本公司及其股份過戶處並無明確收到通知保存有關文件乃與任何申索有關。」

公司細則第153條

於公司細則第153條「在法例第88條」等字後加入「及公司細則第153A條」等字；

公司細則第153A及153B條

於現有公司細則第153條後加入下列新公司細則第153A條及153B條：

「153A. 在所有適用憲法、規則及法規(包括但不限於指定證券交易所之規則)允許之範圍內並受其規限，並以取得所有所需批准(如有)為條件，就任何人士而言，以任何憲法不禁止之方式向該人士寄發摘自本公司年度賬目之財務報表概要及董事會報告(兩者之格式及所載資料均須符合適用法律及規例之規定)，即當作符合公司細則第153條之規定，惟因其他原因而有權獲發本公司年度財務報表及董事會報告之任何人士，可向本公司送達書面通知，要求本公司除財務報表概要外，向彼寄發本公司年度財務報表及董事會報告之完整印刷本。

153B. 向公司細則第153條所述人士寄發該條所述文件或根據公司細則第153A條向彼寄發財務報表概要之責任，在下列情況下視為符合:倘根據所有適用憲法、規則及法規(包括但不限於指定證券交易所之規則)，本公司在其電腦網絡或以任何其他允許方式(包括以任何方式發出電子通訊)刊發公司細則第153條所述文件及符合公司細則第153A條之財務報告概要(如適用)，而該人士已同意或被視為已同意以上述方式刊發或收取文件，即當作解除本公司向彼寄發該等文件之責任。」；

公司細則第154條

以「二十一」等字取代公司細則第154(2)條第四行「十四」二字；

公司細則第159條

以下列新句子取代公司細則第159條最後一句：

「若採用百慕達以外的其他國家或司法權區之審計準則，則財務報表及核數師報告均須彼露該等事實並列出該等國家或司法權區之名稱。」；

公司細則第160條

以下列新公司細則第160條取代現有公司細則第160條:

「160. 由本公司向股東發出之通告或文件(包括任何「公司通訊」，根據指定交易所規則賦予該詞之涵義)，不論是否根據本公司細則而送達或作出，均須以書面、電報、電傳或傳真或其他電子傳送或通訊方式向股東發出。本公司向任何股東發出或發送任何該等通告及文件，可經專人送達，或以預付郵資信封寄往該股東載於股東名冊上之登記地址或該股東為上述目的提供予本公司之任何其他地址，或(視情況而定)傳送至該人士為向其發出通告而向本公司提供之任何地址或任何電傳、傳真號碼、電子號碼或地址或網址，或傳送通告之人士合理及真誠地相信在有關時間將會導致股東妥為收到通告之任何地址，或根據指定交易所之規定，通過在指定報章(定義見法例)或每日出版及在境內廣泛流通並符合指定交易所規定之報章刊登公告以作送達，或在適用法例允許之範圍內，在本公司或指定交易所之網站上刊登並向股東發出一份通告，說明已備妥通告或其他文件(「備妥通告」)。備妥通告可以上述任何方式送達股東。倘股份屬聯名持有，所有通告須給予在股東名冊上排名首位之聯名持有人。按此方式送達之通告，於發出或發送時足以視為已發出或發送予所有聯名持有人。」；

公司細則第161條

以下列新公司細則第161條取代現有公司細則第161條：

「161. 任何通告或其他文件：

(a) 倘以郵遞或(如適用)空郵方式發出或發送，而信封須已預付郵資並寫上地址，則於投遞當日之翌日視作已經發出或發送；為證實有關發出或發送，僅須證明載有通告或文件之信封或封套已填妥地址及妥為郵寄，並由秘書或本公司其他高級職員或董事會委任之其他人士簽署證明書，表示載有通告或其他文件之信封或封套已妥為填寫地址及寄出，即為足夠證據；

(b) 倘以電子通訊方式發出，於其從本公司或其代理人之伺服器發出當日視為送達。在本公司網站或指定證券交易所網站刊登之通告，在本公司之備妥通知視作送達股東當日之翌日，視作由本公司向股東發出；

(c) 倘以本公司細則擬定之任何其他形式發出或發送，於專人送達或發送之時須視為已發出或發送，或視情況而定，於有關寄發、傳送或刊登之時視為已發出或發送。為證實有關發出或發送，由秘書或本公司其他高級職員或董事會委任之其他人士簽署就有關發出、發送、寄發、傳送或刊登之行動及時間之證明書，須視為總結性證據；及

(d) 可以英文或中文文本送達股東，但以妥為遵守所有適用憲法、規則及法規為限。」；

公司細則第163條

在公司細則第163條中「電報或電傳或傳真」等字後加入「或電子」等字；

附註： 此公佈內載有有關公司細則所作修訂詳情之中文句語翻譯僅供參考。倘有任何歧義，概以英文版本為準。

承董事會命
伍寬雄
公司秘書

香港，二零零四年八月二十四日

主要辦事處：
香港新界荃灣沙咀道57號
荃運工業中心第二期24樓E－H座

附註：

(1) 凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委派代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。代表委任表格連同已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之有關副本，最遲須於大會或其續會舉行時間四十八小時前送交本公司在香港主要辦事處，方為有效。

(2) 本公司將由二零零四年九月十七日起至二零零四年九月二十四日止(包括首尾兩天)暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。如欲獲派將於股東週年大會上批准之末期股息，則所有股份過戶文件必須連同有關股票最遲須於二零零四年九月十六日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(3) 一份載有股東週年大會詳情之通函已於二零零四年八月二十四日寄發予各股東。

於本公佈日期，本公司之董事會由執行董事江益明先生(主席)及顧陵儒先生、非執行董事王幹芝先生及姜蔚添先生，以及獨立非執行董事徐聖祺先生、張新龍先生及譚志昆先生組成。

請同時參閱本公布於星島日報刊登的內容。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Magician Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 526)

PROPOSED RE-ELECTION OF DIRECTORS
PROPOSED GRANT OF GENERAL MANDATES
TO ISSUE AND REPURCHASE SHARES
PROPOSED AMENDMENTS TO THE BYE-LAWS
AND
NOTICE OF ANNUAL GENERAL MEETING

The notice convening an annual general meeting of Magician Industries (Holdings) Limited to be held at 3rd Floor, Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 24th September, 2004 at 10:00 a.m. is set out on pages 9 to 22 of this circular. If you are not able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before time appointed for holding the annual general meeting.

24th August, 2004

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 526)

Directors:
Mr. Kong Yick Ming *(Chairman)*
Mr. Ku Ling Yu, John
Mr. Wong Kwong Chi*
Mr. Keung Sau Tim*
Mr. Tsui Sing Kee, Rawdon**
Mr. Cheung Sun Lung**
Mr. Tam Chi Kwan, Michael**

* *Non-executive directors*
** *Independent non-executive directors*

Registered Address:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal Office:
Flat E-H, 24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan, New Territories
Hong Kong

24th August, 2004

To the shareholders

Dear Sir/Madam,

PROPOSED RE-ELECTION OF DIRECTORS
PROPOSED GRANT OF GENERAL MANDATES
TO ISSUE AND REPURCHASE SHARES
PROPOSED AMENDMENTS TO THE BYE-LAWS
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to give you information on matters to be dealt with at the annual general meeting ("AGM") of Magician Industries (Holdings) Limited (the "Company") to be held on 24th September, 2004. The issues are: (i) re-election of directors of the Company ("Directors") (ii) grant of general mandate to issue shares of the Company ("Shares"), (iii) grant of general mandate to repurchase Shares ("Repurchase Mandate"); and (iv) proposed amendments to the existing bye-laws of the Company ("Bye-laws").

This circular contains the explanatory statement required to be given to the shareholders ("Shareholders") in compliance with the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and to give all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions in the AGM.

PROPOSED RE-ELECTION OF DIRECTORS

According to Bye-laws 87(1) and 87(2), at each AGM of the Company one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. The Directors to retire by rotation shall include any director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Bye-law 87(2) provides that any director appointed pursuant to Bye-law 86(2) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation. Accordingly, Mr. Tam Chi Kwan, Michael, being independent non-executive director appointed by the board of directors (the "Board") pursuant to Bye-law 86(2), shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation. He shall hold office until the AGM and he is eligible for re-election pursuant to Bye-law 86(2).

Pursuant to Bye-law 87(1), the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year. Accordingly, Mr. Kong Yick Ming shall not be subject to retirement by rotation or be taken into account in determining the number of Directors to retire at the AGM.

Two of the remaining five Directors, being, Mr. Ku Ling Yu, John, Mr. Wong Kwong Chi, Mr. Keung Sau Tim, Mr. Tsui Sing Kee, Rawdon and Mr. Cheung Sun Lung, shall be subject to rotation. As Mr. Keung Sau Tim and Mr. Wong Kwong Chi, are certain Directors who have been longest in office since their last re-election or appointment, they will retire at the conclusion of the AGM and, being eligible, offer themselves for re-election.

Biographies, as at 17th August, 2004, being the latest practicable date prior to the printing of this circular ("Latest Practicable Date"), of the Directors to be re-elected at the AGM are set out in Appendix I to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the AGM, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to allot and issue further Shares representing up to 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution. In addition, if the resolution for the granting of the Repurchase Mandate is passed, a resolution will be proposed to authorise the Directors to allot and issue Shares up to an amount equal to the aggregate nominal amount of the Shares purchased under the Repurchase Mandate. In accordance with the Listing Rules, the Company may not make a new issue of Shares or announce a proposed new issue of Shares for a period of 30 days after any repurchase of Shares without the prior approval of the Stock Exchange.

GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to exercise all powers of the Company to repurchase the Shares subject to the criteria set out in this circular. Under the Repurchase Mandate, the maximum number of Shares that the Company may repurchase shall not exceed such number as represents 10 per cent of the share capital of the Company in issue on the date of the passing of the resolution. The Company's authority is restricted to purchases made on the Stock Exchange and otherwise in accordance with the Listing Rules.

An explanatory statement to the Repurchase Mandate is set out in Appendix II to this circular.

AMENDMENTS TO THE BYE-LAWS

The Directors wish to propose a special resolution at the AGM to amend the Bye-laws. The purpose of the amendments is to keep the Bye-laws in compliance with the amended provisions of Appendix 3 to and other provisions of the Listing Rules which took effect on 31st March, 2004. In principle, the Bye-laws must conform to the following:

(i) the minimum seven-day period for lodgment by Shareholders of the notice to nominate a director shall commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting;

(ii) Directors shall abstain from voting at the Board meeting on any matter in which he or any of his associates has a material interest and not be counted towards the quorum of the relevant Board meeting; and

(iii) where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

The full text of the proposed amendments to the Bye-laws is set out in proposed special resolution numbered 5 in the notice of AGM set out on pages 9 to 22 of this circular.

RECOMMENDATION

The Directors consider that the re-election of the Directors, the granting of the general mandate to issue Shares, the granting of the Repurchase Mandate and the amendments to Bye-laws are in the interest of the Company and the Shareholders and so recommend you to vote in favour of all the relevant resolutions to be proposed at the AGM.

DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the Bye-laws and their proposed amendments are available for inspection at the principal place of business of the Company at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong during normal business hours for a 14-day period immediately preceding the AGM to be held on 24th September, 2004.

RIGHT TO DEMAND A POLL

Bye-laws 66 and 67 set out the procedures by which Shareholders may demand a poll;

Bye-law 66 provides that a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

Bye-law 67 provides that unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Yours faithfully,
Kong Yick Ming
Chairman

This appendix sets out the brief biography of each of the Directors to be re-elected at the AGM of the Company.

Mr. WONG Kwong Chi, aged 52, is currently an executive vice president and a director of Transpac Capital Limited, a company which is principally engaged in private equity investment in Mainland China and South East Asia, and in the same positions for the past three years. Mr. Wong has over 20 years' experience in banking, manufacturing and direct investment industry. He holds a bachelor degree in science and a master degree in business administration from the Chinese University of Hong Kong. Mr. Wong was the chairman of the Hong Kong Venture Capital Association and the vice chairman of the Hong Kong Electronic Industries Association. He holds directorship in a number of private and public companies. He has been appointed non-executive director of the Company in 2000. He does not receive any emolument from the Group.

Mr. KEUNG Sau Tim, aged 51, graduated from Hong Kong Polytechnic. He has been appointed non-executive director and audit committee member of the Company in 2000. He is entitled to a director's fee of HK$140,000 per annum, which is determined by the Board with reference to the remuneration benchmark in the market for similar position of other companies listed on the Stock Exchange.

Mr. TAM Chi Kwan, Michael, aged 40, is currently a Certified Public Accountant and the managing director of TLC CPA Limited, and in the same positions for the past three years. He holds a bachelor of laws degree from the University of Wolverhampton, United Kingdom. He is a member of the Hong Kong Society of Accountants, the Association of Chartered Certified Accountants and the Taxation Institute of Hong Kong. Mr. Tam has over 16 years of experience in public accounting practice. He has been appointed an independent non-executive director and audit committee member of the Company in 2003. He is entitled to a director's fee of HK$240,000 per annum, which is determined by the Board with reference to the remuneration benchmark in the market for similar position of other companies listed on the Stock Exchange.

All of the above three retiring Directors do not have interests in any Shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") and do not have any relationship with any other Directors, senior management or the controlling shareholders of the Company. In addition, none of them has entered into a service contract with the Group.

This appendix serves as an explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide you with the information necessary for your consideration of the Repurchase Mandate.

1. SHARE CAPITAL

On the Latest Practicable Date, there were in issue an aggregate of 868,733,440 ordinary Shares of HK$0.10 each in the Company.

Exercise in full of the Repurchase Mandate, on the basis that no further Shares of the Company are issued or repurchased prior to the date of the AGM, would result in up to a maximum of 86,873,344 Shares being repurchased by the Company. The Repurchase Mandate allows the Company to make or agree to make purchases only during the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law or by the Bye-laws (as amended from time to time) or the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders in a general meeting of the Company.

2. REASON FOR REPURCHASE SHARES

Although the Directors have no present intention of repurchasing any Shares, they consider that the Repurchase Mandate will provide the Company the flexibility to make such repurchase as and when appropriate and is beneficial to the Company. Such repurchases may enhance the Company's net asset value and/or earnings per share. The Directors would only make such purchases in circumstances whereby they consider them to be in the best interests of the Company.

As compared with the financial position of the Company at 31st March, 2004 (being the date to which the latest audited financial statements of the Company have been made up), the Directors consider that there would not be material adverse impact on the working capital and on the gearing position of the Company in the event that the Repurchase Mandate were exercised in full. No repurchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

3. FUNDING OF REPURCHASES

Repurchase of the Shares of the Company will be funded entirely from the Company's available cash flow or working capital facilities, and will, in any event, be made out of funds legally available for the repurchase in accordance with the Bye-laws (as amended from time to time) and the applicable laws of Bermuda. Under the laws of Bermuda, the repurchased Shares will be cancelled and the Company's issued share capital will be reduced by the nominal value of those repurchased shares accordingly. However, the aggregate amount of the Company's authorized share capital will not be reduced.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the twelve months preceding the Latest Practicable Date respectively are as follows:

	Per Share	
Month	**Highest**	**Lowest**
	HK$	*HK$*
2003		
August	0.157	0.108
September	0.232	0.145
October	0.265	0.185
November	0.325	0.207
December	0.295	0.228
2004		
January	0.260	0.222
February	0.249	0.224
March	0.250	0.212
April	0.210	0.150
May	0.200	0.120
June	0.165	0.165
July	0.165	0.149
August (up to the Latest Practicable Date)	0.180	0.156

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules, all applicable laws of Bermuda, and in accordance with the regulations set out in the memorandum of association and Bye-laws (as amended from time to time).

6. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates of any of the Directors has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

No connected person of the Company (as defined in the Listing Rules) has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares. In accordance with the Listing Rules, the Company shall not knowingly repurchase Shares from a connected person on the Stock Exchange.

7. EFFECT OF TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, which could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers (the "Code").

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, Concept Developments Limited ("Concept") who held approximately 33.0% of the issued share capital of the Company, Transpac Nominees Pte. Ltd. ("Transpac"), who held approximately 24.6% of the issued share capital of the Company, Primewell Investment Limited ("Primewell"), who held approximately 13.5% and Silvermark International Limited ("Silvermark"), who held approximately 6.4% of the issued share capital of the Company were the only substantial shareholders of the Company holding more than 5% of the issued share capital of the Company respectively. The entire issued share capital of Primewell is beneficially owned by Ms. Chan Ying Gi, Dorice. Included her personal interest of 3.8% Shares, she is deemed to have a total of 17.3% interest of Shares of the Company. The entire issued share capital of Silvermark is beneficially owned by Ms. Zhou Hui Lian, she is deemed to have 6.4% interest of Shares of the Company. According to the information recorded in the register maintained by the Company pursuant to Section 336 of Part XV of the SFO and within the knowledge of the Directors, the Company is not aware of that Ms. Zhou is a connected person of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the shareholding of Concept, Transpac, Primewell and Silvermark in the Company would be increased to approximately 36.7%, 27.2%, 15.0% (19.2% deemed interest for Ms. Chan Ying Gi, Dorice) and 7.1% (7.1% deemed interest for Ms. Zhou Hui Lian) of the issued share capital of the Company respectively. The Directors are not aware of any consequences which would arise under the Code as a consequence of any repurchases pursuant to the Repurchase Mandate. Any repurchase of Shares which would result in the amount of Shares held by the public being reduced to less than 25% could only be implemented with the agreement of the Stock Exchange to waive the dealing restriction regarding the public shareholding referred to above. However, the Directors have no present intention to exercise the power to repurchase Shares to the extent that the aggregate amount of the share capital of the Company in public hands would be reduced to less than 25%.

8. SHARE REPURCHASE MADE BY THE COMPANY

In the six months preceding the Latest Practicable Date, no Shares have been repurchased by the Company (whether on the Stock Exchange or otherwise).

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 526)

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at 3rd Floor, Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 24th September, 2004, at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2004.

2. To elect directors and to authorise the board of directors to fix remuneration of directors.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

A. **"THAT**

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or the exercise of the subscription rights under the share option scheme of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company ("Bye-laws") or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

B. **"THAT**

(a) the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. **"THAT** conditional upon resolution no. 4B above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company as mentioned in resolution no. 4B above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution no. 4A above."

5. As special business, to consider and, if thought fit, pass (with or without modification) the following resolution as a special resolution:

"**THAT** the existing Bye-laws be and are hereby amended by:

Bye-law 1

1. By inserting the following new definition of "associate" in Bye-law 1:

""associate" the meaning attributed to it in the rules of the Designated Stock Exchange.";

2. By substituting the existing definition of "clearing house" in Bye-law 1 with the following new definition:

""clearing house" a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

Bye-law 2

1. By inserting at the end of Bye-law 2(e), the following words:

", and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;";

2. By inserting the words "and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat" after the words "giving that right" in the twelfth line of existing Bye-law 2(h);

3. By inserting the word "clear" after the words "not less than fourteenth (14)" in the fifth line of existing Bye-law 2(i);

4. By deleting the full-stop at the end of the existing Bye-law 2(j) and replacing therewith a semicolon and the word "and", and inserting the following paragraph as new Bye-law 2(k):

"(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not."

Bye-law 6

By inserting the words ", save for the use of share premium as expressly permitted by the Act," after the words "issued share capital or" in, and deleting the words "in any manner permitted by law" at the end of Bye-law 6.

Bye-law 9

By substituting the existing Bye-law 9 with the following new Bye-law 9:

"9. Subject to Sections 42 and 43 of the Act, these Bye-laws, and to any special rights conferred on the holders of any shares or attaching to any class of shares, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorised by its memorandum of association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine.Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all Members alike."

Bye-law 10

1. By inserting after the words "two persons" in the second line of Bye-law 10(a) with the words "(or in the case of a Member being a corporation, its duly authorised representative)";

2. By inserting after the words "two holders present in person" in the fourth line of Bye-law 10(a), the words "(or in the case of a Member being a corporation, its duly authorised representative)".

Bye-law 12

By substituting the words "Subject to the Act, and these Bye-laws" with the following new words in Bye-law 12(1):

"Subject to the Act, these Bye-laws, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange".

Bye-law 19

By substituting the existing Bye-law 19 with the following new Bye-law 19:

"19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company."

Bye-law 20

By substituting the words "$2 or such other" with the words "the relevant" in the second line of existing Bye-law 20(2).

Bye-law 26

By deleting the sentence "The Directors may make arrangements in the issue of shares for a difference between the shareholders in the amount of calls to be paid and in the times of payment" in Bye-law 26.

Bye-law 43

By inserting the words ", in respect of any shares that are not fully paid," after the words "the number and class of shares held by him and" in existing Bye-law 43(1)(a).

Bye-law 44

By inserting the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" after the words "Designated Stock Exchange" in the eighth line of existing Bye-law 44.

Bye-law 46

By substituting the existing Bye-law 46 with the following new Bye-law 46:

"46. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time."

Bye-law 47

By inserting the words "Without prejudice to Bye-law 46" at the beginning of the second sentence in Bye-law 47.

Bye-law 51

By inserting the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" after the words "in accordance with the requirements of any Designated Stock Exchange" in the third line of Bye-law 51.

Bye-law 59

1. By substituting the words "The period of notice shall be exclusive of the day on which it is served or deemed to be served and exclusive of the day on which the meeting is to be held, and the notice" with the words "The Notice" at the beginning of Bye-law 59(2);

2. By substituting the word "notice" appearing in the fourth line of Bye-law 59(2) with the word "Notice".

Bye-law 64

By deleting the sentence "No business shall be transacted at any such adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place" at the end of Bye-law 64.

Bye-law 66

By inserting the following sentence as the second sentence of existing Bye-law 66:

"Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands."

Bye-law 76

1. By re-numbering existing Bye-law 76 as Bye-law 76(1);

2. By inserting the following as new Bye-law 76(2):

   "(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

Bye-law 78

By substituting the existing Bye-law 78 with the following new Bye-law 78:

"78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Any Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise."

Bye-law 84

1. By inserting the words "at any meeting of" after the words "at any meeting of the Company or" in the third line of Bye-law 84(1);

2. By substituting the existing Bye-law 84(2) with the following new Bye-law 84(2):

   "(2) Where a Member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands."

Bye-law 86

By substituting the existing Bye-law 86(1) with the following new Bye-law 86(1):

"(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter at the annual general meeting in accordance with Bye-law 87 or at any special general meeting and shall have office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.";

Bye-law 88

By substituting the existing Bye-law 88 with the following new Bye-law 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that (if the Notices are submitted after the dispatch of the notice of the general meeting appointed for such election) the period for lodgment of such Notice(s) shall commence on the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

Bye-law 89

By deleting the words "whereupon the Board resolves to accept such resignation" at the end of Bye-law 89(1).

Bye-law 103

By substituting the existing Bye-law 103(1)-(3) with the following new Bye-law 103(1)-(3):

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to theclass of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction."

Bye-law 116

By inserting the word ", electronic" after the words "by means of a conference telephone" in existing Bye-law 116(2).

Bye-law 122

By substituting the existing Bye-law 122 with the following new Bye-law 122:

"122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Director, if appropriate, whose appointors are temporarily unable to act as aforesaid shall be valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that such number is sufficient to constitute a quorum and that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Bye-laws and further provided that no Director is aware of or has received any objection to the resolution from any Director. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid."

Bye-law 127

By substituting the existing Bye-law 127(4) with the following new Bye-law 127(4):

"(4) where the Company appoints and maintains a resident representatives ordinarily resident in Bermuda in accordance with the Act, the resident representative shall comply with the provisions of the Act.

The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act.

The resident representative shall be entitled to have notice of, attend and be heard at all meetings of the Directors or of any committee of such Directors or general meetings of the Company."

Bye-law 132

By substituting the existing Bye-laws 132(1)(a) and (b) with the following new Bye-laws 132(1)(a) and (b):

"(a) in the case of an individual, his or her present first name, surname and address; and

(b) in the case of a company, its name and registered office."

Bye-law 133

1. By substituting the existing Bye-law 133(1)(c) with the following new Bye-law 133(1)(c):

   "(c) of all resolutions and proceedings of each general meeting of the Members and meetings of the Board.";

2. re-numbering existing Bye-law 133 as Bye-law 133(1);

3. By inserting the following as new Bye-law 133(2):

   "(2) Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Office."

Bye-law 136

1. By re-numbering existing Bye-law 136 as Bye-law 136(1);

2. By inserting the following new Bye-law 136(2):

   "(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim."

Bye-law 153

By inserting the words "and Bye-law 153A" after the words "Section 88 of the Act" in existing Bye-law 153.

Bye-laws 153A and 153B

By inserting the following new Bye-laws 153A and 153B:

"153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual

financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

Bye-law 154

By substituting the words "fourteen (14)" with the words "twenty-one (21)" in the fourth line of Bye-law 154(2).

Bye-law 159

By substituting the last sentence of Bye-law 159 with the following new sentence:

"If the auditing standards of a country or jurisdiction other than Bermuda are used, the financial statements and the reports of the Auditor should disclose this fact and name such country or jurisdiction."

Bye-law 160

By substituting the existing Bye-law 160 with the following new Bye-law 160:

160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the

territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

Bye-law 161

By substituting the existing Bye-law 161 with the following new Bye-law 161:

161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

Bye-law 163

By inserting the words "or electronic" after the words "a cable or telex or facsimile" in the first line of existing Bye-law 163.

Note: The translation into Chinese language of the Circular which contains the details of the amendments to the Bye-laws is for reference only. In case of any inconsistency, the English version shall prevail.

By Order of the Board
Ng Fun Hung
Company Secretary

Hong Kong, 24th August, 2004

Principal Office:
Flat E-H
24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan
New Territories
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 17th September, 2004 to 24th September, 2004, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on 16th September, 2004.

公司細則第163條

在公司細則第163條中「電報或電傳或傳真」等字後加入「或電子」等字；

附註： 通函內載有有關公司細則所作修訂詳情之中文句語翻譯僅供參考。倘有任何歧義，概以英文版本為準。

承董事會命
伍寬雄
公司秘書

香港，二零零四年八月二十四日

主要辦事處：
香港新界荃灣沙咀道57號
荃運工業中心第二期24樓E - H座

附註：

(1) 凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委派代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。代表委任表格連同已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之有關副本，最遲須於大會或其續會舉行時間四十八小時前送交本公司在香港主要辦事處，方為有效。

(2) 本公司將由二零零四年九月十七日起至二零零四年九月二十四日止(包括首尾兩天)暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。如欲獲派將於股東週年大會上批准之末期股息，則所有股份過戶文件必須連同有關股票最遲須於二零零四年九月十六日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

本公司或指定交易所之網站上刊登並向股東發出一份通告，說明已備妥通告或其他文件(「備妥通告」)。備妥通告可以上述任何方式送達股東。倘股份屬聯名持有，所有通告須給予在股東名冊上排名首位之聯名持有人。按此方式送達之通告，於發出或發送時足以視為已發出或發送予所有聯名持有人。」；

公司細則第161條

以下列新公司細則第161條取代現有公司細則第161條：

「161. 任何通告或其他文件：

(a) 倘以郵遞或(如適用)空郵方式發出或發送，而信封須已預付郵資並寫上地址，則於投遞當日之翌日視作已經發出或發送；為證實有關發出或發送，僅須證明載有通告或文件之信封或封套已填妥地址及妥為郵寄，並由秘書或本公司其他高級職員或董事會委任之其他人士簽署證明書，表示載有通告或其他文件之信封或封套已妥為填寫地址及寄出，即為足夠證據；

(b) 倘以電子通訊方式發出，於其從本公司或其代理人之伺服器發出當日視為送達。在本公司網站或指定證券交易所網站刊登之通告，在本公司之備妥通知視作送達股東當日之翌日，視作由本公司向股東發出；

(c) 倘以本公司細則擬定之任何其他形式發出或發送，於專人送達或發送之時須視為已發出或發送，或視情況而定，於有關寄發、傳送或刊登之時視為已發出或發送。為證實有關發出或發送，由秘書或本公司其他高級職員或董事會委任之其他人士簽署就有關發出、發送、寄發、傳送或刊登之行動及時間之證明書，須視為總結性證據；及

(d) 可以英文或中文文本送達股東，但以妥為遵守所有適用憲法、規則及法規為限。」；

而有權獲發本公司年度財務報表及董事會報告之任何人士，可向本公司送達書面通知，要求本公司除財務報表概要外，向彼寄發本公司年度財務報表及董事會報告之完整印刷本。

153B. 向公司細則第153條所述人士寄發該條所述文件或根據公司細則第153A條向彼寄發財務報表概要之責任，在下列情況下視為符合:倘根據所有適用憲法、規則及法規(包括但不限於指定證券交易所之規則)，本公司在其電腦網絡或以任何其他允許方式(包括以任何方式發出電子通訊)刊發公司細則第153條所述文件及符合公司細則第153A條之財務報告概要(如適用)，而該人士已同意或被視為已同意以上述方式刊發或收取文件，即當作解除本公司向彼寄發該等文件之責任。」；

公司細則第154條

以「二十一」等字取代公司細則第154(2)條第四行「十四」二字；

公司細則第159條

以下列新句子取代公司細則第159條最後一句：

「若採用百慕達以外的其他國家或司法權區之審計準則，則財務報表及核數師報告均須披露該等事實並列出該等國家或司法權區之名稱。」；

公司細則第160條

以下列新公司細則第160條取代現有公司細則第160條:

「160. 由本公司向股東發出之通告或文件(包括任何「公司通訊」，根據指定交易所規則賦予該詞之涵義)，不論是否根據本公司細則而送達或作出，均須以書面、電報、電傳或傳真或其他電子傳送或通訊方式向股東發出。本公司向任何股東發出或發送任何該等通告及文件，可經專人送達，或以預付郵資信封寄往該股東載於股東名冊上之登記地址或該股東為上述目的提供予本公司之任何其他地址，或(視情況而定)傳送至該人士為向其發出通告而向本公司提供之任何地址或任何電傳、傳真號碼、電子號碼或地址或網址，或傳送通告之人士合理及真誠地相信在有關時間將會導致股東妥為收到通告之任何地址，或根據指定交易所之規定，通過在指定報章(定義見法例)或每日出版及在境內廣泛流通並符合指定交易所規定之報章刊登公告以作送達，或在適用法例允許之範圍內，在

公司細則第133條

1. 以下列新公司細則第133(1)(c)條取代現有公司細則第133(1)(c)條：

「(c) 每次股東大會及董事會會議之所有決議案及程序。」；

2. 將現有公司細則第133條重列為第133(1)條；

3. 加入下列為新公司細則第133(2)條：

「(2) 按照公司法及本公司細則編寫之會議記錄應由公司秘書保存於註冊辦事處。」；

公司細則第136條

1. 將現有公司細則第136條重列為第136(1)條；

2. 加入下列為新公司細則第136(2)條：

「(2) 即使本公司細則之條文已有規定，董事倘在適用法例容許下仍可授權銷毀本公司細則第(1)段之第(a)至(e)分段所述之文件及已由本公司或由股份過戶處代其以微縮膠卷拍攝或以電子方式儲存與股份登記有關之任何其他文件，惟本公司細則僅適用於本著真誠銷毀文件且本公司及其股份過戶處並無明確收到通知保存有關文件乃與任何申索有關。」

公司細則第153條

於公司細則第153條「在法例第88條」等字後加入「及公司細則第153A條」等字；

公司細則第153A及153B條

於現有公司細則第153條後加入下列新公司細則第153A條及153B條：

「153A. 在所有適用憲法、規則及法規（包括但不限於指定證券交易所之規則）允許之範圍內並受其規限，並以取得所有所需批准（如有）為條件，就任何人士而言，以任何憲法不禁止之方式向該人士寄發摘自本公司年度賬目之財務報表概要及董事會報告（兩者之格式及所載資料均須符合適用法律及規例之規定），即當作符合公司細則第153條之規定，惟因其他原因

公司細則第122條

以下列新公司細則第122條，取代現有公司細則第122條：

「122. 一份由所有董事(除暫時因健康欠佳或無行為能力而未能署理者)及所有替代董事(其委派者如前述般未能署理)，如適用，簽署的書面決議，均為有效及有作用，猶如該決議案是在一次妥為召開及有足夠法定人數舉行的董事會上通過一樣；惟此決議案之內容須如同乎合本公司細則上要求發出董事會會議通告之方法一樣，預先知悉所有當時有權之董事，再者，所有董事並無收到任何董事對該項決議案之反對。該項決議案可包括一位或多位董事或替代董事簽於一份或多份文件上。因此，董事或替代董事經傳真簽署之文件，亦被視為有效。」

公司細則第127條

以下列新公司細則第127(4)條，取代現有的公司細則第127(4)條：

「(4) 按公司法則定，本公司須委任並保持一位一般定居於百慕達之居民代表；而該居民代表須乎合公司法之規定。

本公司須提供該等文件及資料，以備代表能夠乎合公司法所規定之要求。

居民代表均有權收到通告、出席及旁聽所有董事會會議或任何該等董事之籌委會會議或股東會議。」

公司細則第132條

以下列新公司細則第132(1)(a)及(b)條取代現有公司細則第132(1)(a)及(b)條：

「(a) 若為個別人仕，他或她現有之名字、姓氏及地址；及

(b) 若為法團，其名字及註冊地址。」；

(iv) 董事或其聯繫人士僅因其於本公司或其附屬公司股份或債券或其他證券所擁有之權益，按與本公司或其任何附屬公司之股份或債券或其他證券之持有人相同之方式擁有權益之任何合約或安排；

(v) 任何董事或其聯繫人士直接或間接在其中擁有權益（不論以高級人員或行政人員或股東身份）之任何其他公司（並非由董事及／或其聯繫人士在其中實益擁有任何類別已發行股份或投票權百分之五(5%)或以上之公司（或其權益或其任何聯繫人士之權益透過其產生之任何第三者公司））之合約或安排；或

(vi) 涉及採納、修訂或實施與本公司或其任何附屬公司董事、其聯繫人士及僱員有關之購股權計劃、公積金或退休金、死亡或傷殘津貼計劃或其他安排，而其中並無給予董事或其聯繫人士任何與該計劃或基金有關之僱員一般未獲賦予之特權或利益。

(2) 如果及只要（但也只有在「如果及只要」之情況下）某董事及/或其聯繫人士（直接或間接）合計持有或實益擁有某公司（又或其權益或其任何聯繫人士之權益透過其產生之任何第三者公司）任何類別股本百分之五(5%)或以上，或持有或實益擁有該公司股東可享有之投票權百分之五(5%)或以上，該公司即被視為一家由該董事及/或其聯繫人士合計擁有百分之五(5%)或以上之公司。就本段而言，凡董事或其聯繫人士以被動受託人或保管受託人身份持有但其本身或其聯繫人士並無實益利益之任何股份、董事及其聯繫人士在其中之利益為復歸權或剩餘權之信託（如果有及只要有若干其他人士有權收取該信託之入息）之任何構成股份，以及董事或其聯繫人士僅以單位持有人身份佔有利益之認可單位信託計劃之任何構成股份，一概不予計算。

(3) 倘董事及／或其任何聯繫人士合計持有百分之五(5%)或以上權益之公司於某交易中佔有重大利益，該董事/或其任何聯繫人士也將視為於該交易中佔有重大利益。

公司細則第116條

於公司細則第116(2)條「以電話會議方法」等字後加入「、電子」二字。

公司細則第88條

以下列新公司細則第88 條取代現有公司細則第88條：

「88. 除於股東大會上退任之董事外，其他人概無資格於任何股東大會上競選董事職位(獲董事會推薦者除外)，除非由一名正式合資格出席大會及於會上投票之股東(獲提名人士除外)簽署一份通知表明有意提名該人士參選，而將被提名人士亦簽署一份通知表明願意參選並將該等通知遞交至本公司總辦事處或股份過戶登記處，惟發出有關通知之最短期間最少為七(7)天，而遞交有關通知之期間，須由寄發進行該等選舉之股東大會通告翌日起至最遲須於該股東大會舉行日期前七(7)天止(若此通告已在進行該等選舉的股東大會通告寄發後提交)。」；

公司細則第89條

刪掉現有公司細則第89(1)條最尾部份「據此董事會議決接納辭職」等字；

公司細則第103條

以下列新公司細則第103 (1)-(3)條取代現有公司細則第103(1)-(3)條：

「103. (1) 董事不得就涉及董事會批准其或其聯繫人士擁有重大權益之任何合約或安排或任何其他建議之決議案投票(或計入法定人數之內)，但該項禁制不適用於任何下列事項：

(i) 由本公司或其任何附屬公司，就董事或其聯繫人士應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借出款項或招致或承擔之債務，而向該名董事或其聯繫人士發出之任何抵押或彌償保證所訂立之任何合約或安排；

(ii) 董事或其聯繫人士因本公司或其任何附屬公司之債項或債務而給予第三者一項擔保或彌償保證或提供抵押而個別或共同承擔全部或部份責任所訂立之合約或安排；

(iii) 涉及發售本公司或本公司創辦或擁有權益之其他公司之股份或債券或其他證券以供認購或購買之合約或安排，而董事或其聯繫人士在發售建議之包銷或分包銷中以參與者身份擁有權益；

公司細則第78條

以下列新公司細則第78條取代現有公司細則第78條：

「78. 任何有資格出席及可於會上投票之股東，均有權委任他人為其受委代表出席會議並為投票。而任何持有多於一股或以上股份之股東，均可委任多於一名受委代表，出席股東會議或類別會議，及代其於會上投票。此外，不論為代表個人股東或法團股東之受委代表，均有權代表該名股東行使其可行使之同等權利。」；

公司細則第84條

1. 於公司細則第84(1)條第三行「於任何公司的會議」等字後加上「於任何會議」；

2. 以下列新公司細則第84(2)條取代現有公司細則第84(2)條：

「(2) 倘股東為結算所(或結算所代理人，在兩種情況下均屬法團)，則可授權其認為合適之該等人士在本公司任何大會或任何類別股東之大會上出任其代表，惟該項授權須指明各該代表所獲授權代表之股份數目及類別。根據本公司細則條文而獲授權之每位人士將被視為已妥為獲授權而毋須進一步事實證明，並有權代表結算所(或結算所代理人)行使同樣權利及權力，猶如該位人士就該結算所(或結算所代理人)所持之本公司股份於有關授權所指明之股份數目及類別作為登記持有人而擁有同樣權利及權力，包括個人舉手表決權。」；

公司細則第86條

以下列新公司細則第86(1)條取代現有公司細則第86(1)條：

「(1) 除非本公司於股東大會上另行決定，否則董事人數不得少於兩(2)名。董事人數並無上限規定，惟股東不時於股東大會上另行決定則除外。董事須首先於股東法定會議上選出或委任，其後則根據公司細則第87條之規定於股東週年大會上或任何股東特別大會上選出或委任，其任期將於下次委任董事或其接任人獲選出或委任時屆滿。在任何股東大會上可授權董事會填補於股東大會上尚未填補之董事空缺。」；

公司細則第51條

於公司細則第51條第三行「按照任何指定交易所規定」等字後加入「或以指定交易所可接納之任何途徑及方式」；

公司細則第59條

以「通告」二字取代於公司細則第59(2)條「通知期將不包括送達或當作送達當日及會議舉行當日」等字；

公司細則第64條

刪除公司細則第64條最後一句「無任何事務可以在此等續會上處理，除該事務在續會舉行時已經發生。」；

公司細則第66條

於現有公司細則第66條上，加入下列各字，使之成為第二句：

「不論本公司細則所載的任何規定，倘為結算所（或其代理人（等））之股東委任超過一名受委代表，則有關受委代表將於投票時只擁有一票。」；

公司細則第76條

1. 將現有公司細則第76條重列為第76(1)條；

2. 加入下列為新公司細則第76(2)條：

「(2) 倘本公司知悉任何股東根據指定交易所之上市規則須就本公司任何特定之決議案放棄投票，或僅限於就任何特定之決議案投贊成或僅限於投反對票時，則任何親身或派代表投票之股東，若違反此項規定或限制，其票數不計算在內。」；

公司細則第19條

以下列新公司細則第19條取代現有公司細則第19條：

「19. 股票須於配發後或(本公司當時有權拒絕登記並未登記之轉讓除外)轉讓文據遞交本公司後，在法例規定之有關時限內或指定證券交易所可能不時釐定之有關時限內(以較短者為準)發出。」；

公司細則第20條

以「相關連」等字取代公司細則第20(2)條第二行「$2或該等其他」等字；

公司細則第26條

刪除公司細則第26條內「在發行股份時，董事可就股東需要繳付的數目及當時期已付的差額作出安排。」；

公司細則第43條

於公司細則第43(1)(a)條「各股東之名稱及地址、彼等持有之股份數目及類別及，」等字後加入「任何未繳足股款之股份，」各字；

公司細則第44條

於公司細則第44 條「按照任何指定交易所規定之任何其他報章」等字後加入下列各字：

「或以指定交易所可接納之任何途徑及方式」；

公司細則第46條

以下列新公司細則第46 條取代現有公司細則第46 條：

「46. 在本公司細則之規限下，任何股東均可以一般或通用格式或指定交易所訂明之格式或董事會批准之任何其他格式之轉讓文書轉讓其全部或任何部份股份，有關轉讓文書可以親筆簽署或如轉讓人或承讓人為結算所或其代理人，則可以親筆簽署或機印簽署，或以董事會不時批准之該等其他方式簽署。」；

公司細則第47條

於公司細則第47條第二句開始前加上「在不損害公司細則第46條的原則下」；

4. 以分號「；」代替細則第2(j)條末端之句號「。」，並於分號後加入「及」字，又加入下列新細則第2(k)條：

「(k) 經簽署文件意指經親筆簽署、加蓋公司印鑑或以電子方式或任何其他方式簽署之文件；而通告或文件意指任何數碼、電子、電動、磁力或其他可存取方式或媒體記錄或儲存之通告或文件，以及可視資料，不論以實物或非實物形式存在。」；

公司細則第6條

於「發行股本或」等字後加「(公司法明確容許使用之股份溢價除外)」，並於公司細則第6條最尾部份刪除「法例定明的任何途徑及方式」等字；

公司細則第9條

以下列新公司細則第9條取代現有公司細則第9條：

「9. 按公司法第42及43條、本公司細則及任何特別權利授予任何股份或附帶於任何類別之股份、任何優先股份之持有人，在發行或轉換為股份時，(本公司或授權於組織大綱之持有人於釐定日期或選擇時)，可按本公司在發行或轉換股份之相同條件下(經由股東之普通決議案決定)，被贖回該等股份。當本公司因須贖回股份而購買可贖回之股份時，若不通過市場購買或使用投標形式進行，則雖以不時由本司之股東大會決定的一個最高價格為上限(包括一般性或相關特定之購買)。若以投標進行，則須容許所有有意之股東參予。」；

公司細則第10條

1. 於公司細則第10(a)條第二行「兩名人仕」等字後加上「(或假若股東為法團，其妥為授權之代表)」；

2. 於公司細則第10(a)條第四行「兩名持有人親身出席」等字後加上「(或假若股東為法團，其妥為授權之代表)」；

公司細則第12條

以下列各字取代公司細則第12(1)條內「根據公司法，以及此等公司細則」等字：

「根據公司法、本公司細則、本公司於股東大會上給予之任何指示及任何指定交易所的規則」；

C. 「**動議**：待4B項決議案獲得通過後，根據上文第4B項決議案授予本公司董事之一般授權可購回本公司股份之面值總額，應加入本公司董事根據上文4A項決議案可配發或有條件或無條件同意配發之股本面值總額之內。」

5. 作為特別事項，考慮並酌情通過下列決議案(無論有否修訂)為特別決議案：

「**動議**：修訂本公司現有之公司細則如下：

公司細則第1條

1. 於公司細則第1條內加入下列新釋義：

「「聯繫人士」 指 具有指定交易所規則賦予該詞之涵義。」；

2. 以下列公司細則第1條之新釋義取代現有之「結算所」之釋義：

「「結算所」 指 本公司股份於該處上市或掛牌之司法權區之法律所認可之結算所。」；

公司細則第2條

1. 於公司細則第2(e)條最後，加入下列各字：

「，並包括以電子顯示之形式表現，惟相關之文件或通告及股東選舉之送達模式均須遵照所有適用法規、規則及規例；」；

2. 於公司細則第2(h)條第十二行「給予該等權力」等字後加上「及假若於週年股東大會上，所有有權出席及投票之股東同意，」

3. 於公司細則第2(i)條第五行「不少於十四」等字後，加入「(不包括首尾兩天)」二字。

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日；及

「配售新股」指董事於指定期間內，根據於某一指定記錄日期名列於該日之持股比例，向彼等提出之股份配售建議(惟本公司董事有權就零數股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定作出本公司董事認為必須或權宜之豁免或其他安排)。」

B. 「**動議**：

(a) 一般及無條件批准本公司董事在有關期間行使本公司一切權力，根據適用法例購回本公司之股份；

(b) 本公司於有關期間根據本決議案(a)段通過可購回之本公司之股份總面值不得超過本決議案通過當日本公司已發行股本總面值之10%，而本批准應以此為限；及

(c) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期(以最早者為準)止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日。」

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
(股份代號：526)

茲通告本公司謹訂於二零零四年九月二十四日上午十時正假座香港九龍尖沙咀彌敦道二十號香港喜來登酒店三樓唐廳II舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零四年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 選任董事及授權董事會釐定其酬金。

3. 委聘核數師及授權董事會釐定其酬金。

4. 考慮及酌情通過下列各項決議案為普通決議案：

A. 「**動議**：

(a) 在本決議案第(c)段之限制下，一般及無條件授權本公司董事在有關期間內行使本公司一切權力，以配發、發行或以其他方式處置本公司股本中之額外股份，及訂立或授予可能須行使該等權力之提議、協議及購股權；

(b) 在本決議案(a)段之批准下，授權本公司董事於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之提議、協議及購股權；

(c) 本公司董事根據本決議案第(a)段批准所配發或有條件或無條件同意配發之股本總面值(不論是否根據購股權或其他方式配發者)，不得超過本公司於本決議案通過當日之已發行股本總面值之20%，而上述之批准須受此數額限制，惟根據配售新股或根據本公司的購股權計劃所附之權利行使認購權而配發者除外；及

(d) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期(以最早者為準)止之期間：

(i) 本公司下屆股東週年大會結束時；

7. 收購守則之影響

本公司購回股份可能導致本公司之主要股東在本公司之投票權之比例權益有所增加，使該名主要股東須承擔根據香港公司收購及合併守則(「守則」)第二十六條提出強制性收購建議之責任。

於最後實際可行日期，據本公司所深知及確信，持有本公司已發行股本約33.0%之Concept Developments Limited（「Concept」）、持有本公司已發行股本約24.6%之Transpac Nominees Pte. Ltd.（「Transpac」）、持有本公司已發行股本約13.5%之Primewell Investment Limited（「Primewell」）及持有本公司已發行股本約6.4%之Silvermark International Limited（「Silvermark」），乃分別持有本公司已發行股本5%以上之本公司主要股東。Primewell之全部已發行股本由陳櫻之小姐擁有。連同陳櫻之小姐個人擁有本公司已發行股本之3.8%，陳小姐被視為擁有本公司已發行股本共17.3%。而Silvermark之全部已發行股本則由周惠蓮小姐擁有，故周小姐亦被視為擁有本公司已發行股本6.4%。根據證券及期貨條例第XV部第336條規定而存置之主要股東權益登記冊內的資料顯示及據董事會所知，本公司並不知悉周惠蓮小姐為本公司之關連人仕。倘董事全面行使根據決議案建議獲授予之購回股份權力，則Concept、Transpac、Primewell及Silvermark所佔本公司之股權將分別增加至本公司已發行股本約36.7%、27.2%、15.0%（陳櫻之小姐被視為擁有19.2%權益）及7.1%（周惠蓮小姐被視為擁有7.1%權益）。董事會並不知悉根據守則任何按購回授權進行之購回行動所會引致之後果。倘購回股份將導致公眾持股量降至少於25%，則僅會在聯交所同意豁免上文所述有關公眾持股量之買賣限制下進行。惟董事目前無意行使購回股份權力致使公眾人士持有本公司股本總數額降至少於25%。

8. 本公司之購回股份

於最後實際可行日期前六個月，本公司概無(不論於聯交所或其他證券交易所)購回任何股份。

4. 股份價格

於最後實際可行日期前十二個月之各個月，股份在聯交所之最高及最低買賣價格如下：

月份	每股股份 最高 港元	最低 港元
二零零三年		
八月	0.157	0.108
九月	0.232	0.145
十月	0.265	0.185
十一月	0.325	0.207
十二月	0.295	0.228
二零零四年		
一月	0.260	0.222
二月	0.249	0.224
三月	0.250	0.212
四月	0.210	0.150
五月	0.200	0.120
六月	0.165	0.165
七月	0.165	0.149
八月(截至最後實際可行日期)	0.180	0.156

5. 董事之承諾

董事已向聯交所承諾，彼等將按照上市規則、百慕達所有適用法例，以及按照本公司之公司組織章程大綱及公司細則(經不時修訂)載列之規例，行使根據提呈之決議案所賦予本公司之權力進行購回事宜。

6. 董事、彼等之聯繫人士及關連人士

各董事及據董事在作出一切合理查詢後所深知及確信，任何董事之任何聯繫人士現時無意在購回授權獲股東批准後出售股份予本公司。

概無任何本公司之關連人士(定義見上市規則)曾知會本公司，表示其現時有意在倘本公司獲授權進行購回股份事宜之情況下，向本公司出售股份，或承諾不會向本公司出售其持有之任何股份。根據上市規則，本公司不得在已知之情況下而在聯交所向關連人士購回股份。

本附錄乃根據上市規則第10.06(1)(b)規定之說明文件，旨在向 閣下提供所需資料以供 閣下考慮購回授權。

1. 股本

於最後實際可行日期，本公司已發行之每股面值0.10港元之普通股總數為868,733,440股。

假設於股東週年大會舉行日期前並無進一步發行或購回本公司之股份，倘全面行使購回授權，本公司將可購回最多達86,873,344股股份。購回授權只准許本公司於截至下屆股東週年大會舉行之日、法例或公司細則(經不時修訂)規定本公司須舉行下屆股東週年大會之日或股東於本公司股東大會上以普通決議案予以撤銷或修訂該項授權之日(以較早者為準)止期間進行或同意進行購回事宜。

2. 購回股份之原因

雖然董事目前無意購回任何股份，但董事認為購回授權將給予本公司靈活性，可於適當及對本公司有利時進行該等購回事宜。該等購回事宜可提高本公司之每股資產淨值及／或每股盈利。董事只會在彼等認為符合本公司最佳利益之情況下，方會進行該等購回事宜。

與本公司於二零零四年三月三十一日(即本公司最近期之經審核財務報表編製之日)之財政狀況比較，董事認為倘全面行使購回授權，將不會對本公司之營運資金及資本負債狀況構成不利影響。在對本公司之營運資金或資本負債比率構成重大不利影響之情況下，本公司概不會進行購回事宜。

3. 購回資金

本公司購回股份所需資金將全部來自本公司可供動用之現金流量或營運資金融資撥付，且在任何情況下根據本公司之公司細則(經不時修訂)以及百慕達之適用法例可合法用作購回用途之資金進行股份購回。根據百慕達法例，購回之股份將予以註銷，公司之已發行股本將會因該等購回之股份之面值而相應減少。然而，本公司之法定股本總額將不會減少。

本附錄載列將於本公司股東週年大會上將予重選之各董事簡歷。

王幹芝先生，52歲，現在及過去三年均為滙亞資金管理有限公司之董事及執行副總裁。該公司主要於中國大陸及東南亞從事工業及科技投資，王先生在銀行業、製造業及直接投資方面逾二十年經驗。彼持有香港中文大學理學士學位及工商管理碩士學位。王先生曾任香港創業基金協會主席及香港電子業商會之副會長。彼任職多間私人及上市公司之董事。彼於二零零零年獲委任為本公司之非執行董事。王先生並無享有本集團任何董事袍金。

姜壽添先生，51歲，畢業於香港理工學院。彼於二零零零年獲委任為本公司之非執行董事，並為本公司之審核委員會成員。姜先生可享董事袍金每年140,000港元，該酬金乃由董事會參考在聯交所上市之其他公司的相同身份之市場酬金水平而釐定。

譚志昆先生，40歲，現在及過去三年均為執業會計師及譚林周會計師行有限公司董事總經理。譚先生持有英國 University of Wolverhampton 法律學士學位及為香港會計師公會、特許公認會計師公會及香港稅務學會之會員。譚先生擁有逾十六年會計實務經驗。彼於二零零三年獲委任為本公司之獨立非執行董事及審核委員會成員。譚先生可享董事袍金每年240,000港元，該酬金乃由董事會參考在聯交所上市之其他公司的相同身份之市場酬金水平而釐定。

根據證券及期貨條例第XV部所界定，以上三位董事並無持有本公司任何股份之權益，與本公司之任何其他董事、高級管理層或控股股東亦無任何關係。再者，三位董事與本集團亦無訂立任何服務合約。

備查文件

公司細則及其建議修訂之文本將於緊接股東週年大會於二零零四年九月二十四日舉行前之14日期間於辦公時間內在本公司之主要營業地點可供查閱，地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座。

要求投票表決之權利

公司細則第66及第67條載列股東可要求投票表決之程序。

公司細則第66條規定，於大會上提呈表決之決議案須以舉手表決進行，惟(於宣佈舉手表決結果之前或當時或於撤回就投票表決之任何其他要求時)以下人士要求投票表決則作別論：

(a) 該大會主席；或

(b) 有權於大會上投票，並親身出席(或股東為法團，則由其正式授權代表出席)或由代表出席之至少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席(或股東為法團，則由其正式授權代表出席)或由代表出席之一名或多名股東；或

(d) 親身出席(或股東為法團，則由其正式授權代表出席)或由代表出席及持有獲賦予可在大會上投票權利之本公司股份之一名或多名股東，而就有關股份已繳之股款總額須相等於賦予該項權利之所有股份之繳足股款總額不少於十分之一。

由代表股東之人士或倘股東為法團而由其正式授權代表提出之要求應被視為與股東提出之要求相同。

公司細則第67條規定，除非經正式提出投票表決要求，而有關要求並無撤回，否則由主席宣稱若決議案已獲通過，或於無異議情況下獲通過，或經特定大多數或不獲特定大多數股東通過，或有關要求失敗，則就此於本公司會議記錄所記入之結果應為事實之最終憑證，而毋須證明就決議案投贊成票或反對票之數目或比例。

此致

列位股東 台照

江益明
主席
謹啟

二零零四年八月二十四日

購回股份之一般授權

在股東週年大會上亦將提呈一項普通決議案，動議授予董事一般及無條件授權，以行使本公司所有權力購回本公司之股份，惟須受本通函所載之準則規限。根據購回授權，本公司可購回之股份數目最多不得超過於通過決議案之日本公司已發行股本之10%。本公司獲授予之授權只限於依據上市規則在聯交所及其他證券交易所進行購回事宜。

購回授權之說明文件載於本通函附錄二。

修訂公司細則

董事有意於股東週年大會上提呈一項特別決議案，以修訂公司細則。修訂之目的，是致令公司細則符合上市規則附錄三經修訂後有關條文以及其他條文的規定，而上市規則的新修訂條文已於二零零四年三月三十一日生效。原則上，公司細則必須符合以下各項：

(i) 最少於七日前向股東送呈指派董事的通知，須為不早於指派選任董事的會議通知寄發當日起至不遲於舉行該會議當日前七日；

(ii) 在董事會議上，董事須就其或其聯繫人士擁有重大權益的事宜投棄權票，且亦不會計算作為有關董事會議法定人數；及

(iii) 倘若股東根據經修訂上市規則規定就任何特定決議案投棄權票，或受限制僅可投票贊成或反對任何特定決議案，則該名股東本身或由代表提出違反該項規定或限制的任何投票，不會計算在內。

有關本公司修訂公司細則的建議全文，載於本通函第9至第22頁股東週年大會通告第5項建議特別決議案。

推薦意見

董事認為重選董事、授出發行股份之一般授權、授出購回授權及修訂公司細則乃符合本公司及股東之利益，故推薦 閣下投票贊成在股東週年大會上提呈之所有有關決議案。

建議重選董事

根據公司細則第87(1)及第87(2)條，在本公司之每屆股東週年大會上，當時三分之一董事(或若其人數並非三之倍數，則以最接近但不超過三分之一人數為準)將輪席告退。輪席告退之董事可予重選。須輪席告退之董事應包括擬退任但不會膺選連任之任何董事。每年須告退之董事將為自上次重選或委任後任期最長之董事，但若多位董事上次乃於同一日獲選連任，則以抽籤決定須告退之董事(除非彼等之間另行協定)。

公司細則第87(2)條規定，於決定須輪席告退之指定董事或董事數目時，根據公司細則第86(2)條獲委任之任何董事不應被計算在內。因此，於決定須輪席告退之指定董事或董事數目時，譚志昆先生(彼為獨立非執行董事，乃本公司之董事會(「董事會」)根據公司細則第86(2)條委任)不應被計算在內。彼之任期應直至股東週年大會舉行日期，而彼符合資格，可根據公司細則第86(2)條將予以重選。

根據公司細則第87(1)條，董事會主席及／或董事總經理毋須(於擔任有關職位期間)輪席告退，而於決定每年須輪席告退之董事數目時亦不應被計算在內。因此，在股東週年大會上，江益明先生毋須輪席告退，而於決定須輪席告退之董事數目時亦不應被計算在內。

餘下五名董事(即顧陵儒先生、王幹芝先生、姜壽添先生、徐聖祺先生及張新龍先生)之其中兩名須輪席告退。由於姜壽添先生及王幹芝先生乃上次重選或委任後任期最長之若干董事，故此，姜壽添先生及王幹芝先生將各自於股東週年大會結束時告退，並符合資格膺選連任。

於二零零四年八月十七日(即本通函刊印前之最後實際可行日期(「最後實際可行日期」))，在股東週年大會上將予重選之董事之簡歷載列於本通函附錄一。

發行股份之一般授權

在股東週年大會上將提呈一項普通決議案，動議授予董事一般及無條件授權，進一步配發及發行最多佔本公司於通過決議案之日已發行股本面值總額20%之股份。此外，倘授予購回授權之決議案獲通過，則將會提呈一項決議案，授權董事配發及發行最多相等於根據購回授權購回之股份面值總額之股份。根據上市規則，在本公司未獲得聯交所事先批准前，不得於購回任何股份後三十日期間內發行新股份或宣佈發行新股份之建議。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
(股份代號：526)

董事：
江益明先生*(主席)*
顧陵儒先生
王幹芝先生*
姜壽添先生*
徐聖祺先生**
張新龍先生**
譚志昆先生**

* *非執行董事*
** *獨立非執行董事*

註冊辦事處：
Clarendon House
Church Street
Hamilton, HM11
Bermuda

主要辦事處：
香港新界
荃灣沙咀道57號
荃運工業中心
第二期24樓E-H座

敬啟者：

建議重選董事
建議授出發行及購回股份之一般授權
建議修訂公司細則
及
股東週年大會通告

緒言

通達工業(集團)有限公司(「本公司」)謹訂於二零零四年九月二十四日召開股東週年大會(「股東週年大會」)。本通函旨在向　閣下詳述將於股東週年大會上處理之事項。有關事項為：(i)重選本公司董事(「董事」)，(ii)授出發行本公司股份(「股份」)之一般授權，(iii)授出購回股份之一般授權(「購回授權」)；及(iv)建議修訂本公司現有之公司細則(「公司細則」)。

本通函載有香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)規定須向股東(「股東」)刊發之說明文件，以便提供一切合理所需資料，確使各股東可在資料充足之情況下，可於股東週年大會上，決定投票贊成或反對提呈之決議案。

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下對本通函任何方面**如有任何疑問**，請諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之通達工業(集團)有限公司股份**全部售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

(股份代號：526)

建議重選董事
建議授出發行及購回股份之一般授權
建議修訂公司細則
及
股東週年大會通告

本公司謹訂於二零零四年九月二十四日上午十時正假座香港九龍尖沙咀彌敦道二十號香港喜來登酒店三樓唐廳II舉行股東週年大會，大會通告載於本通函第9至第22頁。若　閣下未能出席大會，務請盡快將隨附之代表委任表格按其上印備之指示填妥及交回，且無論如何須於股東週年大會指定舉行時間48小時前交回。

二零零四年八月二十四日

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 526)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED 31ST MARCH, 2004

AUDITED RESULTS

The board of directors (the "Directors") of Magician Industries (Holdings) Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2004 with comparative figures for the previous corresponding year are as follows:

	Note	2004 *HK$'000*	2003 *HK$'000*
Turnover	2	**470,812**	523,399
Cost of sales		**(353,843)**	(368,258)
Gross profit		**116,969**	155,141
Other revenues		**2,305**	2,832
Selling and distribution expenses		**(41,799)**	(43,844)
Administrative and other operating expenses		**(69,082)**	(80,888)
Profit from operations	3	**8,393**	33,241
Finance costs	4	**(6,971)**	(7,069)
Share of loss of an associate		**(233)**	(320)
Profit from ordinary activities before taxation		**1,189**	25,852
Taxation	5	**116**	(7,738)
Profit attributable to shareholders		**1,305**	18,114
Earnings per share – Basic	6	**HK0.15 cents**	HK2.09 cents

Notes:

1. **Accounting policies**

In the current year, the Group adopted the revised Statements of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January, 2003. The adoption of the revised SSAP 12 had no material effect on the Group's accounts for the current and previous years.

2. **Turnover and segment information**

The Group is principally engaged in the manufacturing and trading of household products.

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments are its primary reporting format and no business segment information is presented as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

An analysis of the Group's turnover and results for the year by location of customers is as follows:

	Turnover		Segment results	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
United States of America	**242,825**	313,742	**30,911**	63,056
Canada	**35,061**	36,380	**3,508**	5,354
Hong Kong	**55,137**	39,432	**13,347**	9,676
Mainland China	**81,170**	91,558	**(8,373)**	763
Europe	**33,326**	23,817	**3,764**	3,323
Others	**23,293**	18,470	**3,170**	3,780
	470,812	523,399	**46,327**	85,952
Unallocated corporate expenses			**(37,934)**	(52,711)
Profit from operations			**8,393**	33,241
Finance costs			**(6,971)**	(7,069)
Share of loss of an associate			**(233)**	(320)
Taxation			**116**	(7,738)
Profit attributable to shareholders			**1,305**	18,114

3. **Profit from operations**

	Group	
	2004	2003
	HK$'000	*HK$'000*
This is stated after charging (crediting):		
Depreciation	**35,049**	37,619
Interest income	**(760)**	(1,191)

4. **Finance costs**

	Group	
	2004	2003
	HK$'000	*HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	**3,958**	4,140
Convertible bonds	**1,377**	2,285
Finance lease obligations	**1,636**	644
	6,971	7,069

5. **Taxation**

	Group	
	2004	2003
	HK$'000	*HK$'000*
Company and subsidiaries:		
Current tax		
Hong Kong profits tax: Current year provision	-	9,620
PRC enterprise income tax: Current year provision	**297**	546
Deferred taxation		
Reversal of temporary difference	**(413)**	(2,428)
Tax (income) expenses for the year	**(116)**	7,738

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 16%) on the estimated assessable profit for the year.

PRC enterprise income tax has been provided at 15% on the estimated assessable profits generated by the PRC subsidiary. The PRC subsidiary is exempted from PRC state income tax and local income tax for two years starting from its first profit-making year of operation and after offsetting prior year losses, followed by a 50% relief for the following three years.

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6. **Earnings per share**
The calculation of basic earnings per share is based on the profit attributable to shareholders for the year of HK$1,305,000 (2003: HK$18,114,000), and the weighted average number of 868,733,440 (2003: 868,733,440) ordinary shares in issue during the year.

The diluted earnings per share for both years has not been presented as the conversion price of the Company's outstanding convertible bonds was higher than the average market price of the Company's shares.

MANAGEMENT DISCUSSION AND ANALYSIS
FINANCIAL HIGHLIGHTS
General Information
For the year ended 31st March, 2004, Magician recorded a turnover of HK$470.8 million, representing a drop of 10% compared to HK$523.4 million recorded last year. Operating profit dropped by 75% to HK$8.4 million from HK$33.2 million, while net profit attributable to shareholders was HK$1.3 million, compared to HK$18.1 million last year. The Group's basic earnings per share was HK0.15 cents.

On 6th November, 2003, the Group prepaid the entire indebtedness outstanding under the Debt Restructuring Deed ("DRD") dated 10th November, 2000, by funds obtained through a loan from a bank in Mainland China, the release of an existing working capital security deposit, and other internal resources of the Group.

No principal subsidiaries or associated companies were acquired or disposed of during the year. Investments held have not materially changed from those disclosed in last year's annual report.

Liquidity and Financial Resources
As at 31st March, 2004, the Group's net assets increased to HK$273.4 million, rendering net asset value per share at HK31.47 cents (2003: 31.32 cents). The Group's total assets as at that date were valued at HK$601 million (2003: HK$622 million), including cash and bank deposits totaling approximately HK$29.1 million (2003: HK$59.9 million). Consolidated borrowings amounted to HK$197.4 million (2003: HK$224.8 million). Its debt-to-equity ratio has been further reduced, from 83% as at 31st March, 2003 to 72% as at 31st March, 2004.

Capital Structure
As at 31st March, 2004, the Group's major borrowings included a three-year bank loan, which had an outstanding balance of HK$92.5 million after paying a first installment of HK$7.5 million during the year under review, and short-term revolving bank loans totaling HK$65 million. These borrowings were denominated in Hong Kong dollars and made on a floating-interest-rate basis. As a result of stable market interest rates and the early repayments of outstanding debts under the DRD, finance costs for the year under review were reduced. The Group is in a sound financial position, with sufficient credit facilities to support its operations both before and after the debt-prepayment plan.

Charges on Group Assets
Certain assets of the Group having a carrying value of HK$245.3 million as at 31st March, 2004 (2003: HK$409.3 million) were pledged to secure banking facilities of the Group.

Details of Future Plans for Material Investments or Capital Assets
The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures on capital assets including, in particular, new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from trading profits that the Group will generate, coupled with its banking facilities and leasing arrangements.

Exposure on Foreign-Exchange Fluctuations
The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, PRC Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and there has been minimal fluctuation in the Hong Kong dollar-to-Renminbi exchange rate, the Group had minor exposure to currency exchange risk.

Segment Information
Sales distribution by geographical area has not changed significantly. The Group's biggest market was still North America (59%), followed by Mainland China (17%), Hong Kong (12%), Europe (7%) and others (5%).

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Contingent Liabilities
The contingent liabilities of the Group have not changed materially from those disclosed in last year's annual report.

Employee Information
As at 31st March, 2004, the Group employed a workforce of 4,525 employees in its various offices and factories located in Hong Kong and Mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualifications, experience and performance. The Group provided management skills workshops, practical seminars for knowledge update, on-the-job training and safety training programs to its employees.

There was a share option scheme in force but no share option was granted during the year under review. No bonus has been paid other than sums, each equivalent to one additional month's salary, paid to individual staff members in December, 2003 as part of agreed salary package, which applied to most of the employees.

Staff costs during the year amounted to HK$69.4 million (2003: HK$79.7 million), representing a decrease of 12.9% compared to that of last year.

REVIEW OF OPERATIONS

International Sales
International sales for the year ended 31st March, 2004 were disappointing, dropping by 15% to HK$334.5 million from last year's HK$392.4 million. This decrease was largely due to the sluggish performance in the U.S. market and Severe Acute Respiratory Syndrome. U.S. sales fell by 23%, from HK$313.7 million for the year ended 31st March, 2003 to HK$242.8 million for 2004. Amid uncertainties over future economic outlook, our U.S. customers have generally adopted a prudent attitude in order placement, so as to maintain a minimum inventory level. The same situation appeared in the Canadian market where sales dropped by 4% to HK$35 million from the HK$36.4 million generated last year.

Nevertheless, the sales performance of European market was encouraging, increasing by approximately 40% to reach HK$33.3 million, from HK$23.8 million recorded in the financial year ended 31st March 2003. This improvement proves that our efforts to foster closer relationship with European customers have borne fruit, especially in the Netherlands and Germany where customer network expansion has been most encouraging. Turnover in other international markets also climbed, increasing by approximately 26% to HK$23.3 million, with notable more sales in Israel and South Africa.

Mainland China Sales
For the year ended 31st March, 2004, sales in Mainland China amounted to HK$81.2 million, representing a drop by 11% from last year's HK$91.6 million. This decrease was mainly attributable to the Group's stricter credit policy backed by a newly introduced and more sophisticated computerized control system, resulting in suspension of merchandise supply to customers who appeared to be financially unhealthy. In addition, increased cost of sales, coupled with competition from overseas newcomers, have adversely affected our profit margin.

During the year under review, Magician put great effort into brand building by opening a "Magic Home" concept stall and four "NICOLE design" concept-corner stalls in a number of department stores in Mainland China. The Group also participated in a number of major nation-wide home-product exhibitions and stepped up its advertising campaigns to achieve a wider reach in the country.

On the whole, we have adjusted our sales and distribution strategies during the year under review. To achieve better market coverage, the Group appointed locally based distributors to replace some of its PRC direct sales offices who were not performing as well as were expected, in particular those in Chang Chun and Chong Qing. The Group is now maintaining a total of 27 direct sales offices and four local distributors in Mainland China.

During the year under review, plastic goods such as containers, multi-compartment closets and shopping baskets were the most popular items in Mainland China.

Hong Kong sales
Hong Kong sales reported a remarkable 40% growth during the year under review, with turnover increasing from HK$39.4 million to HK$55.1 million. The growth was mainly due to increased sales to export agents. Among all the popular items, gravy server with oil strainer, water pitcher and cable organizer were the best selling items in Hong Kong.

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PROSPECTS

It is believed that one of the greatest challenges that Magician faces is the problem brought about by ever-increasing cost of raw materials, which in turn is largely driven by huge consumption and continuous demand resulting from the country's bustling manufacturing industries. However, we expect this problematic situation to improve gradually, in view of austerity measures launched by the central government in an effort to cool down the nation's over-heated economy.

Furthermore, we believe several measures that the Group undertook during the year will help Magician to enhance its profit margin. At our R&D section, the Group's consistent push to create such original products as the "TurboBake" pan will positively affect our profit margin. With a selling price that can be set higher than normal baking pans in the market, the "TurboBake" pan will be a focal point of our marketing and sales campaigns in the coming years, contributing favorably to our profits. In terms of customer base, the Group has put greater efforts into developing better relationship with OEM and ODM customers who are willing to spend more on tailored-made products that fit their specific requirements. We believe these two favorable factors, coupled with our stringent cost-control measures, will not only help offset the negative impact of escalated cost of raw materials, but also bring about better returns for Magician in future.

As for the outlook of our major markets, we expect sales orders from the U.S. to rebound gradually since our customers there have reported revenue growth in recent months. In Europe, we expect our sales growth to continue, thanks to our persistent efforts over the past two years in building a stronger customer network. We believe the expansion of the European Union on 1st May, 2004 will help to boost economic exchanges and activities in a larger region and offer new opportunities for growth.

In Mainland China, we are optimistic that the economy will continue to grow healthily given the government's determination to put the nation's economic development on to the right track with a series of austerity measures. Therefore, we plan to establish more concept stalls to enhance both our corporate image and brand names. We will also gear up marketing and promotion activities in various retail outlets by cooperating with local distributors and retailers.

Hong Kong's economy has rebounded since the second half of 2003, which gradually restored confidence of homeowners in more household expenditures. The surge in the sale of flats has formed a solid foundation for our stable growth in the housewares market.

Looking ahead, we believe that with the Group's consistent efforts with a view to enhancing profit margin and reducing financial burden, Magician is well equipped to meet with market challenges and create better results.

DIVIDENDS

The Directors does not recommend the payment of a dividend.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY's LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Directors and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises two independent non-executive directors, namely Mr Rawdon Tsui Sing Kee and Mr Michael Tam Chi Kwan and one non-executive director, namely Mr Keung Sau Tim. Two meetings were held during the current financial year.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In the opinion of the Directors, the Company has compiled with the Code of Best Practice as set out in Appendix 14 of the Listing Rules issued by the Stock Exchange throughout the year ended 31st March, 2004, except that the independent non-executive directors are not appointed for specific terms.

POSTING OF THE ANNUAL RESULTS ON THE STOCK EXCHANGE WEBSITE

All information required by paragraph 45(1) – 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
Kong Yick Ming
Chairman

Hong Kong, 16th July, 2004

As at the date of this announcement, the board of directors of the Company comprises of Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being the Executive Directors, Mr. Wong Kwong Chi and Mr. Keung Sau Tim being the Non-Executive Directors, and Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Michael Tam Chi Kwan being the Independent Non-Executive Directors.

Please also refer to the published version of this announcement in The Standard.

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)
(股份代號：526)

截至二零零四年三月三十一日止全年業績公佈

已審核之業績

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)宣佈，本公司及其附屬公司(「本集團」)截至二零零四年三月三十一日止年度之已審核綜合業績連同上年度同期之比較數字如下：

	附註	二零零四年 千港元	二零零三年 千港元
營業額	2	**470,812**	523,399
銷售成本		**(353,843)**	(368,258)
毛利		**116,969**	155,141
其他收入		**2,305**	2,832
銷售及分銷成本		**(41,799)**	(43,844)
行政及其他營運支出		**(69,082)**	(80,888)
經營溢利	3	**8,393**	33,241
財務費用	4	**(6,971)**	(7,069)
應佔聯營公司虧損		**(233)**	(320)
除稅前日常業務之溢利		**1,189**	25,852
稅項	5	**116**	(7,738)
股東應佔溢利		**1,305**	18,114
每股基本盈利	6	**0.15港仙**	2.09港仙

附註：

1. **會計政策**

於本年度，本集團採納由香港會計師公會頒佈之經修訂之會計實務準則第12號「所得稅」，該會計實務準則於二零零三年一月一日或以後開始之會計期間生效。採納該會計實務準則對本集團於本年度及上年度之賬目並無構成重大影響。

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2. **營業額及業務分部資料**

本集團主要從事製造及買賣家居用品。

根據本集團之內部財務報告，由於本集團的營業額及業績超過90%是來自製造及買賣家居用品，故此，本集團決定報告形式以地區分類為主，而毋需提供業務分部資料。

按本集團的客戶地區分佈之營業額及業績分析如下：

	營業額		業務分部業績	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
美國	**242,825**	313,742	**30,911**	63,056
加拿大	**35,061**	36,380	**3,508**	5,354
香港	**55,137**	39,432	**13,347**	9,676
中國大陸	**81,170**	91,558	**(8,373)**	763
歐洲	**33,326**	23,817	**3,764**	3,323
其他	**23,293**	18,470	**3,170**	3,780
	470,812	523,399	**46,327**	85,952
未分配之企業費用			**(37,934)**	(52,711)
經營業務之溢利			**8,393**	33,241
財務費用			**(6,971)**	(7,069)
應佔聯營公司虧損			**(233)**	(320)
稅項			**116**	(7,738)
股東應佔溢利			**1,305**	18,114

3. **經營溢利**

	本集團	
	二零零四年 千港元	二零零三年 千港元
已扣除／(計入)下列各項：		
折舊	**35,049**	37,619
利息收入	**(760)**	(1,191)

4. **財務費用**

	本集團	
	二零零四年 千港元	二零零三年 千港元
下列各項之利息：		
須於五年內全數償還之銀行貸款	**3,958**	4,140
可換股債券	**1,377**	2,285
融資租約	**1,636**	644
	6,971	7,069

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5. **稅項**

	本集團	
	二零零四年 千港元	二零零三年 千港元
本公司及其附屬公司：		
稅項		
香港利得稅：		
本年度撥備	–	9,620
中國企業所得稅：		
本年度撥備	**297**	546
遞延稅項		
暫時性差異回撥	**(413)**	(2,428)
本年度稅項(收入)支出	**(116)**	7,738

香港利得稅乃按估計本年度香港業務應課稅溢利，以17.5%(二零零三年：16%)稅率計算。

中國企業所得稅乃按估計中國附屬公司業務應課稅溢利，以15%稅率計算。該中國附屬公司由首個經營業務獲利年度起計，豁免繳納兩年中國國家所得稅和地方所得稅，而其後三年則以沖減前年度虧損後再獲減免50%。

6. **每股盈利**

每股基本盈利乃根據本年度之股東應佔溢利1,305,000港元(二零零三年：18,114,000港元)及本年度已發行普通股之加權平均數868,733,440股(二零零三年：868,733,440股)計算。

因本公司尚餘之可換股債券的兑換成本價高於本公司股份之平均市場價，故毋需提供於本兩年度之每股攤薄盈利。

管理層討論與分析

財務摘要

業績概覽

截至二零零四年三月三十一日止年度內，本集團營業額為港幣四億七千零八十萬元，較去年同期之港幣五億二千三百四十萬元下跌10%；經營溢利由去年之港幣三千三百二十萬元下跌75%至港幣八百四十萬元；股東應佔溢利淨額為港幣一百三十萬元，而去年同期則錄得港幣一千八百一十萬元。本集團每股基本盈利為港幣0.15仙。

於二零零三年十一月六日，本集團運用一間中國大陸銀行的貸款，及撤銷營運資本保證金抵押所籌集的資金，加上透過調配內部資源，提早償還二零零零年十一月十日簽訂之債務重組契約(「債務重組契約」)中尚欠債權人的餘款。

除了上述提早還款計劃外，本集團於本年度並沒有收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與最近之年報相比，亦無重大改變。

流動資金和財政資源

於二零零四年三月三十一日，本集團於本年度之淨資產增至港幣二億七千三百四十萬元，每股資產淨值為港幣31.47仙(二零零三年：港幣31.32仙)。同時，本集團總資產值為港幣六億零一百萬元(二零零三年：港幣六億二千二百萬元)，其中現金及銀行存款約佔港幣二千九百一十萬元(二零零三年：港幣五千九百九十萬元)。本集團的綜合借貸為港幣一億九千七百四十萬元(二零零三年：港幣二億二千四百八十萬元)，而負債資產比率已由二零零三年三月三十一日的83%，下降至二零零四年三月三十一日的72%。

資本架構

於二零零四年三月三十一日，本集團的主要借貸包括一項為期三年的銀行貸款，並已於回顧年度內支付首期港幣七百五十萬元還款，目前該筆貸款的結欠為港幣九千二百五十萬元。此外，本集團尚有短期循環銀行貸款，合共港幣六千五百萬元。所有借貸均以港幣結算，而借貸之息率均為浮息。由於市場息率穩定，加上本集團已提早償還債務重組契約中尚欠債權人的餘款，令回顧年度的財務費用下降。因此，本集團的財務狀況健全，並有充足的融資額，支援其業務在提早還款前後均正常營運。

集團資產抵押

於二零零四年三月三十一日，本集團之有抵押銀行貸款由部份資產之帳面值港幣二億四千五百三十萬元(二零零三年：港幣四億零九百三十萬元)作保證。

重大投資或資本資產之未來計劃

本集團並無任何重大未來投資計劃，惟本集團將恰當地作出資本性資產投資，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自本集團的經營利潤，其次來自現有的銀行貸款及融資租約。

外幣兌換風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兑人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兌換風險極低。

業務分部資料

本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團之業務分佈比例分別於北美洲(59%)、中國大陸(17%)、香港(12%)、歐洲(7%)及其他地區(5%)。

或然負債

本集團的或然負債與最近之年報所示者，並無重大改變。

員工資料

於二零零四年三月三十一日，本集團僱用員工四千五百二十五人，分佈在香港及中國大陸的不同部門。本集團根據員工的個人職責、資歷、經驗和表現，發放數額具競爭力的酬金。本集團為各員工舉辦各項大小課程，幫助他們提高管理技巧，吸取最新行業資訊，接受在職培訓並獲取工業安全知識。

本集團設有員工股份認購權計劃，但在回顧年度內本集團並無發出股份認購權。除了在二零零三年十二月按協議向大部份員工發放相當於一個月月薪的雙糧外，本集團並無向員工派發花紅。

本年度之員工成本為港幣六千九百四十萬元(二零零三年：港幣七千九百七十萬元)，較上年同期下跌12.9%。

業務回顧

國際業務

截至二零零四年三月三十一日止年度，國際市場表現令人失望，營業額由去年的港幣三億九千二百四十萬元下跌15%至港幣三億三千四百五十萬元，這主要受美國市場表現未如理想及非典型肺炎疫症影響。本集團在美國市場的營業額較去年的港幣三億一千三百七十萬元下跌23%至港幣二億四千二百八十萬元。由於經濟前景不明朗，美國客戶的訂貨政策普遍頗為審慎，以期將存貨水平維持於低位。加拿大市場情況亦大致相同，故當地的銷售額亦錄得4%跌幅，由去年的港幣三千六百四十萬元減至港幣三千五百萬元。

然而，歐洲市場表現卻教人鼓舞，營業額攀升40%，由去年的港幣二千三百八十萬元，上升至港幣三千三百三十萬元，顯示本集團加強與歐洲客戶聯繫的策略，已能取得成果，荷蘭及德國客戶網絡的增長，尤為驕人。此外，其他海外市場的營業額，亦上升26%至港幣二千三百三十萬元，當中以色列及南非的銷售增長，最為突出。

中國大陸業務

截至二零零四年三月三十一日止年度，本集團在中國大陸的營業額為港幣八千一百二十萬元，較去年的港幣九千一百六十萬元下跌11%，主要由於本集團引入更精密的電腦監控系統以推行嚴謹賒賬政策，及停止向財務狀況欠佳的顧客供應產品。此外，銷售成本上升，加上海外競爭對手相繼進軍中國大陸市場，亦對本集團的邊際利潤，造成負面影響。

於回顧的年度中，通達工業在中國大陸開設了一家"Magic Home"專櫃，並在百貨公司設立四家「樱樱」專櫃，加強品牌形像。另一方面，本集團又參加了多個全國性的家品展覽，同時加強廣告宣傳計劃，以提高品牌知名度。

本集團亦於回顧的年度中，對零售及分銷策略，作出總體調整。為了取得更理想的市場覆蓋效益，本集團決定在個別市場如長春及重慶等地，委任地方分銷商，以取代當地表現未如理想的直銷辦事處。目前，本集團在中國大陸共擁有二十七個直銷辦事處，及四個地方分銷商。

於回顧的年度中，各式塑膠製容器、多層儲存櫃及購物籃，在中國大陸市場的銷情，最為突出。

香港業務

在回顧的本年度中，香港業務錄得顯著升幅，達40%，從去年的港幣三千九百四十萬元，增加至港幣五千五百一十萬元，主要受益於對出口商的銷售額上升。在本地市場，隔油壺、水勺及電線收藏器，廣受消費者歡迎。

前景

本集團相信未來的一大挑戰，依然是原材料價格持續上升之問題，主要因中國大陸的龐大消耗量，及國內製造業蓬勃發展推動需求增長，有所致之。然而，中央政府已推出宏觀調控政策，以抑制國內過熱的經濟，因此我們相信有關原材料的問題，將會逐漸改善。

此外，我們相信本集團過去一年所採取的措施，能幫助通達工業提昇邊際利潤。在產品研發方面，我們一直不遺餘力地研創新產品如「叮叮盤」烤盤，這對本集團的邊際利潤，會有良好影響。「叮叮盤」烤盤的零售定價，可比市面一般的烤盤為高，將成為我們來年重點推廣的產品，預期對本集團未來的盈利，會有較佳貢獻。在顧客基礎方面，由於「原件生產」及「原件設計」之顧客，樂於支付較高價格，以換取度身訂造的產品，本集團已經積極開拓該類顧客。本集團相信上述兩項措施的推行，配合嚴謹的節流方案，可以減輕原材料價格上升造成的衝擊，為通達工業帶來理想的回報。

環顧本集團的各主要市場，我們預期來自美國的生意訂單將會逐步回升，據知當地顧客在過去數月中，均錄得業務收入增長。歐洲方面，因為本集團在過去兩年，著意加強當地客戶網絡，預期歐洲市場的銷售額，亦會持續上升；隨著歐盟於二零零四年五月一日獲更多新成員加入，成員國之擴張，將刺激區內的經貿交流活動，為本集團帶來了更多新的商機。

在中國大陸，由於中央政府已採取果敢的宏觀調控措施，要令經濟發展，重上正軌，因而我們足具信心，國家經濟會健康成長，我們並打算在國內，開設更多主題專櫃，以強化本集團企業及品牌形象。此外，本集團亦將與當地分銷商及零售商，進行更多合作，在各地零售網點，舉辦多種市場推廣活動。

香港經濟自二零零三年下半年已開始復甦，令業主逐步回復信心，添置家具。樓宇買賣成交量亦見大升，無形中奠定了一個良好基礎，有利本集團在家庭用品市場的平穩發展。

展望未來，我們深信，本集團就提昇邊際利潤及減低財務負擔所作的努力，已令通達工業作好準備，迎接未來的挑戰，締造更佳業績。

股息

董事會建議本年度不派付股息。

購買、贖回或出售本公司之上市證券

於本年度內，本公司或其任何附屬公司概無購買、贖回或出售本公司之任何上市證券。

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。

審核委員會就集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部與外部審核工作，以及內部監控與風險評估等方面的效能。委員會成員包括兩位獨立非執行董事，徐聖祺先生及譚志昆先生和一位非執行董事，姜壽添先生。審核委員會於本財政年度內曾舉行兩次會議。

遵守最佳應用守則

董事會認為，除未根據有關規定委任獨立非執行董事之外，本公司於截至二零零四年三月三十一日止年度內已遵守香港聯合交易所（「聯交所」）證券上市規則（「上市規則」）附錄十四所載之最佳應用守則。

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主席

香港，二零零四年七月十六日

於本公佈日期，本公司之董事會由執行董事江益明先生(主席)及顧陵儒先生、非執行董事王幹芝先生及姜壽添先生，以及獨立非執行董事徐聖祺先生、張新龍先生及譚志昆先生組成。

請同時參閱本公布於星島日報刊登的內容。